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02042538

July 9, 2002

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

JUL 2002

SUPPL

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFB's (i) annual report pursuant to Circular 11-33 of Mexico's Comisión Nacional Bancaria y de Valores; and (ii) report on the application of the Code of Corporate Governance Best Practices.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Jaime A. El Koury

7/15

Enclosure

cc: Daniel Rodriguez Duran (w/o enclosures)

Grupo Financiero BBVA Bancomer, S.A. de C.V.

Summary of report of Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB").

TABLE OF CONTENTS

Attached is Grupo Financiero BBVA Bancomer, S.A. de C. V.'s Annual Report pursuant to Circular 11-33 issued by the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission), filed on June 28, 2002. The Annual Report's topics include:

I. GENERAL INFORMATION

1. Glossary of Defined Terms

2. Executive Summary

3. Risk Factors

4. Other Securities registered in RNVI

5. Significant Changes to RNVI Registered Securities Rights

II. THE COMPANY

1. History and Development of the Issuer

2. Description of Business
    A. Principal Activity
    B. Distribution Channels
    C. Patents, Licenses, Trademarks and Other Contracts
    D. Principal Clients
    E. Applicable Legislative and Tax Regimen
    F. Human Resources
    G. Market Information
    H. Financial Information according to Business and Geographic Area
    I. Corporate Structure
    J. Description of Principal Assets
    K. Legal Proceedings
    I. Corporate Structure
    J. Description of Principal Assets
    K. Legal Proceedings
    L. Share Capital
    M. Dividends

III. FINANCIAL INFORMATION

1. Selected Financial Information

2. Operating and Financial Review and Prospects
    A. Operating Results
    B. Financial Situation, Liquidity and Capital Resources

IV. ADMINISTRATION

BBVA Bancomer

Informe Anual
que se presenta de acuerdo con la circular 11-33 de la CNBV
por el año terminado el 31 de diciembre de 2001

Títulos Accionarios en Circulación al 31 de diciembre de 2001

- Serie O: Acciones ordinarias nominativas serie O (9,224,613,822 acciones en circulación), cotizadas en 1) la Bolsa Mexicana de Valores (clave GFBBO), 2) en *PORTAL* bajo el mecanismo de ADRs de acuerdo con la regla restrictiva 144A (clave GFBWY, 1 ADR = 20 acciones), 3) en el mercado *Over the Counter* bajo el mecanismo de ADRs Nivel 1 (clave GFBVY, 1 ADR = 20 acciones), y 4) en el mercado *Latibex* (clave XGFBB, 1 valor = 20 acciones).

Los valores de la empresa se encuentran inscritos en la Sección de Valores del Registro Nacional de Valores y son objeto de cotizar en Bolsa. La inscripción en el Registro Nacional de Valores no implica certificación sobre la bondad del valor o la solvencia del emisor.

Grupo Financiero BBVA Bancomer, S.A. de C.V.
Av. Universidad 1200, Colonia Xoco, 03339, México, D.F.

INDICE

I. INFORMACION GENERAL

1. Glosario de Términos y Definiciones

El término "BBVA Bancomer" se refiere a la emisora, Grupo Financiero BBVA Bancomer, S.A. de C.V., (antes Grupo Financiero Bancomer, GFB) y compañías subsidiarias. Los términos "Grupo Financiero BBVA Bancomer", el "Grupo" y "GFBB" se refieren igualmente a la emisora.

El término "BBV-Probursa" se refiere a Grupo Financiero BBV-Probursa, S.A. de C.V. El término "Grupo Financiero BBV-Probursa" se refiere igualmente a Grupo Financiero BBV-Probursa, S.A. de C.V.

El término "Bancomer" se refiere a BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero y Subsidiarias (antes Bancomer, S.A.). El término "el Banco", se refiere igualmente a Bancomer.

El término "Bancomer Servicios" se refiere a BBVA Bancomer Servicios, S.A., Institución de Banca Múltiple, Grupo Financiero y Subsidiarias (antes Banco Bilbao Vizcaya-México, S.A., BBV-México).

El término "Negocio Bancario" se refiere a Bancomer y Bancomer Servicios en forma conjunta.

El término "Casa de Bolsa Bancomer" se refiere a Casa de Bolsa BBVA Bancomer, S.A. de C.V.

El término "Afore Bancomer" se refiere a Administradora de Fondos para el Retiro, S.A. de C.V.

El término "Seguros Bancomer" se refiere a Seguros Bancomer, S.A. de C.V.

El término "Pensiones Bancomer" se refiere a Pensiones Bancomer, S.A. de C.V.

El término "Bancomer Gestión" se refiere a BBVA Bancomer Gestión, S.A. de C.V.

El término "BTS" se refiere a Bancomer Transfer Services, Inc.

El término "Promex" se refiere a Banca Promex, S.A., Institución de Banca Múltiple. El término "Banca Promex" se refiere igualmente a Banca Promex, S.A., Institución de Banca Múltiple.

El término "BBVA" se refiere a Banco Bilbao Vizcaya Argentaria, S.A.

El término "SCHP" se refiere a la Secretaría de Hacienda y Crédito Público.

El término "CNBV" se refiere a la Comisión Nacional Bancaria y de Valores.

El término "pesos" se refiere a la moneda en curso legal de México.

El término "dólares" se refiere a la moneda de curso legal de los Estados Unidos de América.

El término "UDI" se refiere a unidad de inversión.

El término "RNV" se refiere al Registro Nacional de Valores.

El término "BMO" se refiere a Bank of Montreal.

El término "IPAB" se refiere al Instituto para la Protección al Ahorro Bancario.

El término "FOBAPROA" se refiere al Fondo Bancario de Protección al Ahorro.

2. Resumen Ejecutivo

2.A. Grupo Financiero BBVA Bancomer

Grupo Financiero BBVA Bancomer es la institución financiera privada líder en México y la más grande de América Latina en términos de depósitos, número de clientes y capitalización bursátil. Al 31 de diciembre de 2001, el total de activos del Grupo ascendía a 425,538 millones de pesos.

Su principal subsidiaria es Bancomer, institución bancaria líder que opera bajo el concepto de banca universal, ofreciendo productos y servicios a sus más de 9 millones de clientes a través de redes segmentadas de distribución.

Su principal accionista es BBVA, el mayor grupo financiero en España y el tercero más grande dentro de la zona euro por valor de capitalización bursátil. Al 31 de diciembre de 2001, sus activos totales ascendían a 273,140 millones de dólares y el total de recursos gestionados de clientes a 286,155 millones de dólares. A nivel global, BBVA cuenta con 7,988 oficinas y emplea a 98,588 personas.

Cifras Sobresalientes de las Principales Subsidiarias (31 de diciembre de 2001)

Millones de Pesos	%	Activos	Pasivos	Capital Contable
Bancomer	99.99%	416,130	379,140	36,990
Bancomer Servicios	99.99%	4,520	114	4,406
Casa de Bolsa Bancomer	99.99%	926	182	743
Seguros Bancomer	75.01%	3,141	2,171	969
Pensiones Bancomer	99.99%	10,781	10,473	308
Bancomer Gestión	99.99%	95	88	7

Comportamiento de la Acción GFBB serie O (año completo 2001)

Dic. 00 = 100


180
160
140
120
100
80
Dic-00
Mar-01
Jun-01
Sep-01
Dic-01
GFBB = 157.0
IPC = 112.7
GFBB-100
IPC-100

2.B. Estrategia

En el año 2001, Grupo Financiero BBVA Bancomer instrumentó una estrategia corporativa orientada a generar atractivos niveles de rentabilidad para sus accionistas. Dicha estrategia se basó en:

- La consolidación de la mayor red de distribución bancaria de México y el liderazgo tecnológico obtenido a partir del proceso de integración
- El desarrollo de un modelo comercial centrado en el cliente, organizado mediante redes segmentadas de distribución
- La búsqueda permanente de altos niveles de eficiencia
- La diversificación de las fuentes de ingresos via la consolidación de un portafolio de negocios no bancarios de alta rentabilidad y crecimiento

Proceso de Integración

La integración de las operaciones de Bancomer, BBV-México y Banca Promex -la mayor de esta naturaleza que se haya realizado en América Latina-, tuvo un importante valor estratégico para el Grupo en el año 2001, ya que los resultados de este proceso determinarían la posición competitiva del Grupo, así como su nivel de eficiencia operativa.

El proceso de integración comprendió la migración de los sistemas de Bancomer y Banca Promex hacia la plataforma unificada de BBV-México y requirió de una inversión cercana a los 130 millones de dólares. Este proceso implicó la integración de 1,483 sucursales y más de 9 millones de cuentas, así como el cierre de otras 592 oficinas; además de que se concluyó dos meses antes de lo programado, lo cual permitió estabilizar la plataforma antes del fin de año. En paralelo, se cambió también la imagen en todas las sucursales.

Gracias al éxito de este proceso, Grupo Financiero BBVA Bancomer posee la red de sucursales más grande del país -con *1,756 oficinas a nivel nacional al 31 de diciembre de 2001- operando bajo una misma marca y con una plataforma* tecnológica unificada centrada en el cliente, quien se constituye como el núcleo del modelo comercial de banca universal del Grupo.

Modelo Comercial de Servicios Financieros Universales Centrado en el Cliente

En el año 2001, Bancomer desarrolló un innovador modelo de banca centrado en el cliente soportado por la plataforma tecnológica unificada. Para atender a cada segmento del mercado, reorganizó sus unidades de negocio: hoy, las personas físicas son atendidas por la Banca Comercial y la Banca Privada, y las personas morales por la Banca Comercial, la Banca de Empresas y Gobierno y la Banca Mayorista Global.

Cada unidad de negocio cuenta con una red de distribución propia -con la sucursal como punto de venta de productos con funciones operativas reducidas-, fortalecida con importantes canales alternos, a través de los cuales se realizan más del 70% de las transacciones del Banco. De esta manera, internet y otros servicios basados en telecomunicaciones, se convierten en herramientas de distribución al servicio de los clientes.

Este modelo permite a Bancomer identificar el perfil y las necesidades de cada cliente con el objeto de ofrecerle la mejor opción de servicios y productos de alto valor. Con base en el comportamiento del consumidor, el Banco diseña productos y desarrolla herramientas de comercialización que satisfagan las necesidades de cada segmento.

Búsqueda de Eficiencia

Grupo Financiero BBVA Bancomer es una institución en permanente búsqueda de elevar su eficiencia. En el año 2001, se realizaron importantes avances en este sentido. Los ahorros en gasto que deberían alcanzarse en el año 2002 derivados de la integración de Grupo Financiero Bancomer, Grupo Financiero BBV-Probursa y Banca Promex se estimaron en 410 millones de dólares, que representaban 18% de la base combinada de gasto de las tres instituciones en 1999, los cuales fueron alcanzados al final del año 2001.

El proceso de integración permitió la racionalización de la infraestructura del Grupo en 25%. Como resultado, el gasto total registrado en el año 2001 fue de 19,975 millones de pesos, cifra 4% menor a la meta establecida para el ejercicio 2002. De esta manera, el índice de eficiencia -que mide la relación entre el gasto operativo y el ingreso total- mostró también una mejora significativa, al reducirse de 68.1% en el año 2000 a 60.2% en el año siguiente.

Con el objeto de continuar mejorando sus niveles de eficiencia operativa, a partir del año 2002, BBVA Bancomer emprenderá nuevas iniciativas entre las que destacan:

- Una importante reingeniería de los procesos del negocio bancario sustentada en las capacidades tecnológicas de la plataforma unificada.

- Profundización del programa corporativo de eficiencia y costos denominado EFYCO, desde el que se establecen líneas operativas para un estricto control del gasto, manteniendo un esfuerzo continuo para identificar oportunidades de eficiencia en la operación y la búsqueda permanente de nuevas fuentes de ingreso para el Grupo.
- Promoción del uso de canales remotos de bajo costo y la modernización de los sistemas de pago, mediante nuevos mecanismos electrónicos de operación bancaria que incluyen: una cámara de compensación electrónica de cheques, la domiciliación de recibos hacia las cuentas de los clientes y la implementación -entre todas las instituciones bancarias del sistema- de una clave bancaria estándar, la cual favorecerá la migración de las transacciones financieras hacia medios electrónicos de pago.

Diversificación de Ingresos

En años recientes, el Grupo ha desarrollado un portafolio de negocios equilibrado que incluye, además de su franquicia bancaria, empresas líderes en el sector no bancario, incluyendo la segunda más grande administradora de fondos para el retiro en el mercado de Latinoamérica (excluyendo Brasil) en términos de afiliados, y negocios líderes en México en bancaseguros, pensiones, sociedades de inversión, servicios de intermediación bursátil y transferencias de dinero de Estados Unidos a México. Estos negocios con márgenes relativamente altos, constituyen una fuente importante de ingresos por comisiones. En su conjunto, estos negocios representaron aproximadamente el 20% de la utilidad neta consolidada del Grupo en 2001.

3. Factores de Riesgo

La Intensificación de la Competencia en la Industria de Servicios Financieros en México Puede Afectar Adversamente los Resultados de las Operaciones del Grupo.

El Grupo está enfrentando una fuerte competencia proveniente de otras instituciones que prestan servicios financieros en México a los sectores de menudeo y empresariales, así como de las instituciones financieras internacionales. Los principales competidores del Grupo son Grupo Financiero Banamex, S.A. de C.V. (Banamex -anteriormente Banacci-), el cual fue recientemente adquirido por Citigroup, Inc., y Grupo Financiero Santander Serfín, S.A. de C.V., una subsidiaria de Banco Santander Central Hispano, S.A.

De acuerdo con los requerimientos que se establecen en el Tratado de Libre Comercio celebrado entre Canadá, Estados Unidos y México (TLC) y del Acuerdo de Asociación Económica, Concentración Política y Cooperación suscrito entre México y la Comunidad Europea y sus estados miembros, instituciones financieras no mexicanas constituidas en Estados Unidos, Canadá y estados miembros de la Unión Europea, actualmente tienen autorización para constituir grupos financieros, bancos, intermediarios y otras entidades financieras filiales en México. Al 31 de marzo de 2002, 32 bancos nacionales operaban en México. De acuerdo con información de la CNBV, al 31 de marzo de 2002, el valor de los activos y del capital contable de los bancos que forman parte de instituciones financieras extranjeras, representaban el 71.9% y el 75.6%, respectivamente, del sistema bancario.

GFBB tiene contemplado que las consolidaciones continúen en la industria de servicios financieros en México y espera que la competencia se intensifique, incluyendo a través de la adquisición de bancos mexicanos, por parte de otras instituciones financieras no mexicanas. La creciente competencia podría afectar adversamente la participación del Grupo en el mercado y el resultados de sus operaciones.

El Grupo es Obligado Subsidiario por las Obligaciones de sus Subsidiarias y Podría Perder el Control de Estas, en Caso de que no Cumpla con Estas Obligaciones

De conformidad con la Ley para Regular las Agrupaciones Financieras, el Grupo ha suscrito un convenio para beneficio de sus subsidiarias, en cuyos términos se estipula la obligación subsidiaria y de manera ilimitada por el cumplimiento de las obligaciones incurridas por cada una de sus subsidiarias de servicios financieros, en relación con sus actividades autorizadas. Esto incluye responsabilidades contraídas previamente a la constitución de GFB en 1991, de conformidad con los términos de este convenio, asimismo, el Grupo es responsable por las pérdidas de cada una de sus subsidiarias en caso de que:

- El capital contable de la subsidiaria represente una cantidad que sea inferior al capital pagado mínimo requerido.
- El importe del capital y reservas de la subsidiaria sea inferior al que la subsidiaria debería mantener conforme a la legislación aplicable, o
- A juicio de la CNBV o de la entidad regulatoria competente, la subsidiaria sea insolvente y no pueda cumplir con sus obligaciones.

El convenio de responsabilidad dispone que los activos del Grupo, incluyendo las acciones de BBVA Bancomer estén disponibles para efectos de cumplir las obligaciones de cualquiera de las subsidiarias del Grupo. Los problemas con una de sus subsidiarias podrían afectar adversamente y afectar a otras de las subsidiarias del mismo Grupo, dentro de las cuales se incluye a Bancomer. Los problemas que se enfrenten con una de las subsidiarias del Grupo, podrían, asimismo, tener como resultado un cambio en el control de cualquiera de sus subsidiarias. De acuerdo con lo dispuesto en el convenio de

responsabilidad, las subsidiarias no son responsables por las pérdidas del Grupo o por las de cualquiera de las otras subsidiarias del Grupo.

Grupo Financiero BBVA Bancomer es una Sociedad Controladora sin Operaciones que Generen Ingresos Propios

Grupo Financiero BBVA Bancomer es una sociedad controladora de servicios financieros y, en consecuencia, sustancialmente todas sus operaciones se realizan a través de sus subsidiarias. Como resultado de lo anterior, la capacidad del Grupo para pagar dividendos depende de las utilidades de sus subsidiarias y de su capacidad para pagar dividendos al Grupo.

Las subsidiarias de GFBB son entidades legales independientes y legalmente distintas. Todos los pagos de dividendos, distribuciones, créditos o anticipos por parte de las subsidiarias, están limitados por las disposiciones generales establecidas por las leyes mexicanas, en relación con la asignación de utilidades corporativas, incluyendo aquellas disposiciones obligatorias sobre la participación a los trabajadores en las utilidades. Es posible que la subsidiaria bancaria Bancomer esté restringida al pago de dividendos al Grupo en caso de que no cumpla con sus índices de capital regulatorio requeridos, o en caso de que no tenga utilidades acumuladas. Asimismo, el pago de dividendos por parte de las subsidiarias también dependerá de las utilidades y consideraciones comerciales de las subsidiarias. El derecho que tiene el Grupo de recibir activos de cualquiera de sus subsidiarias en la calidad de GFBB de tenedor accionario de esas subsidiarias, con motivo de su liquidación o reestructuración, estará efectivamente subordinado a las demandas y reclamaciones de los acreedores de las subsidiarias del Grupo incluyendo acreedores en las colocaciones.

Las Regulaciones Gubernamentales Mexicanas Podrán Afectar Adversamente el Resultado de las Operaciones del Grupo y el Valor de sus Activos Puede Quedar Adversamente Afectado como Consecuencia de Iniciativas y Procedimientos Regulatorios.

La subsidiaria Bancomer está sujeta a la extensa regulación relativa a su organización, operaciones, capitalización, transacciones con partes relacionadas y otros asuntos. Estas leyes y reglamentos imponen numerosos requisitos en Bancomer, incluyendo el mantenimiento de niveles de capital basados en riesgo y reservas para pérdidas crediticias, regulación de sus actividades de negocios, diversificación de sus inversiones, mantenimiento de índices de liquidez, regulaciones de políticas de otorgamiento de créditos y de tasas de interés cobradas, y la implementación de disposiciones contables. La mayoría de las leyes y disposiciones aplicables han cambiado ampliamente en años recientes, creando un impacto adverso a la posición financiera y resultado de operaciones de GFBB. El 14 de mayo de 2002, la Secretaría de Hacienda y Crédito Público, publicó las modificaciones de sus Reglas de Capitalización para Bancos. Existe el riesgo que la aplicación de estas modificaciones tengan un efecto negativo en los índices de capital, pero sin afectar el actual cumplimiento de requisitos regulatorios. En el futuro podría haber cambios en el sistema regulatorio o en la aplicación de las leyes y regulaciones que podrían afectar adversamente al Grupo.

Como resultado de las crisis económica en México a finales de 1994 y 1995, todos los bancos mexicanos, incluyendo a Bancomer, experimentaron de manera acelerada, niveles crecientes de activos improductivos. Las autoridades regulatorias mexicanas, así como el sistema bancario, respondieron a esta crisis de diversas maneras, entre las cuales se incluyen:

- Imponer requerimientos de reservas para pérdidas crediticias y normas de capitalización.
- Adoptar programas diseñados para dar apoyo a los acreditados mexicanos en relación con la reestructuración de sus créditos vigentes.
- Actualizar los PCGA para Bancos Mexicanos con el fin de imponer requerimientos estrictos con respecto a la situación de ciertos créditos vencidos y en relación con la suspensión de acumulación de intereses.

El resultado de estas iniciativas fue haber provocado que los bancos mexicanos, dentro de los cuales se incluye a Bancomer, reportaran problemas en la calidad de sus activos, de manera continua y persistente, y registraran amplias pérdidas crediticias. Consideramos que las recuperaciones de los créditos vencidos como porcentaje de la cartea vencida, podría reducirse con el paso del tiempo, derivado de la creciente antigüedad de la cartera vencida de GFBB. Adicionalmente, en virtud de que los procedimientos de adjudicación de garantías en México puede tomar largo tiempo, la demora y otros factores pueden afectar el valor de la garantía durante el procedimiento de adjudicación.

En el pasado, el Gobierno Federal y los bancos comerciales acordaron modificar los términos de los créditos otorgados a los estados y municipios. Estas modificaciones han incluido, por ejemplo, prórrogas en el vencimiento hasta por periodos adicionales de 12 años y reducciones en las tasas de interés, así como en las opciones de pagos anticipados. Al 31 de marzo de 2002, estos programas incluían aproximadamente 11,847 millones de pesos de la cartera de créditos de GFBB. El Grupo no puede asegurar que éstos créditos u otros créditos no serán similarmente reestructurados en el futuro de una manera que pudieran tener un efecto adverso importante sobre el negocio.

Es Posible que la Estimación Preventiva para Riesgos Crediticios de GFBB sea Inadecuda

Las disposiciones bancarias en México exigen a los bancos calificar cada crédito o tipo de crédito (salvo créditos al Gobierno Federal o Banco de México) de acuerdo con una evaluación de los riesgos con base en criterios específicos y establecer las reservas correspondientes. El criterio para establecer reservas incluye factores cualitativos y cuantitativos. La regulación bancaria en México relacionada con la calificación de créditos y la determinación de la estimación preventiva para riesgos crediticios, por lo general es menos exigente que aquella aplicable a bancos en los Estados Unidos. En caso de que dichas reglas fueran aplicables en México, el nivel de la estimación preventiva para riesgos crediticios podría ser superior a la actual. Además, el Gobierno Federal ha promulgado recientemente reglas que afectan la forma a través de la cual los bancos mexicanos incluyendo Bancomer deben calificar los créditos y determinar la estimación preventiva para riesgos crediticios. Estas reglas permiten que los bancos utilicen factores objetivos y subjetivos adicionales para efectos de determinar la estimación preventiva para riesgos crediticios. Mientras GFBB considera que el nivel de la estimación preventiva para riesgos crediticios de Bancomer es suficiente para cubrir pérdidas conocidas o probables inherentes en su cartera de créditos, es posible que se requiera o considere necesario aumentar en el futuro la estimación preventiva para riesgos crediticios. El aumentar la estimación preventiva para riesgos crediticios podría afectar adversamente los resultados de las operaciones y la posición financiera del Grupo, y por consecuencia reducir su capital.

Una Parte Sustancial de la Cartera de Crédito de BBVA Bancomer está Representada por Créditos al Gobierno Federal en la Forma de Pagarés FOBAPROA o IPAB, y una Porción Importante del Ingreso por Intereses está Relacionada con Intereses Sobre el Principal, Capitalizables por Dichos Pagarés. El Gobierno Federal Podría Tener Dificultad en Cubrir las Obligaciones de Repago de estos Pagarés y Podría Asimismo Buscar Ampliar la Fecha de Vencimiento de Dichos Pagarés o Reducir el Monto del Principal o Intereses Ganados de los Mismos.

La crisis económica en México a finales de 1994 y durante 1995, impactó de manera importante a los bancos mexicanos. Al igual que otros bancos mexicanos, Bancomer y BBV-México respondieron a éstas condiciones aprovechando los programas de soporte ofrecidos por el Gobierno Federal y transfiriendo una parte de su cartera de crédito y de otros activos a cambio de pagarés y otros documentos por cobrar del FOBAPROA. Con efecto al 20 de enero de 1999, el Gobierno Federal estableció el IPAB para reemplazar a FOBAPROA. El Grupo adquirió Promex precisamente del Gobierno Federal, después de que el IPAB realizó una aportación a Promex en la forma de pagarés IPAB.

Al 31 de marzo de 2002, Bancomer detentaba 86,398 millones de pesos (incluyendo principal e intereses devengados, neto de reservas y recuperaciones mantenidos en depósito) en pagarés FOBAPROA y pagarés IPAB, que representaban 34.8% de la cartera de crédito. Los intereses devengados con respecto a dichos pagarés representaron el 13.4% del total de ingresos por intereses para los tres meses terminados el 31 de marzo de 2002.

Una parte importante de los pagarés FOBAPROA, así como algunos pagarés IPAB continuarán devengando intereses que deberán capitalizarse y no serán pagaderos sino hasta su vencimiento final, aunque dichos intereses capitalizados se registran como ingresos actuales en los estados financieros. En consecuencia, el Gobierno Federal tendrá obligaciones importantes de repago y que seguirán aumentando, frente los bancos mexicanos, dentro de los cuales Bancomer está incluido, con respecto a los pagarés FOBAPROA y pagarés IPAB, previos a su vencimiento. Los pagarés están programados para vencer entre los años 2002 y 2008. Al 31 de diciembre de 2001, el monto total en circulación y adeudado a bancos mexicanos conforme a los pagarés FOBAPROA y pagarés IPAB fue de aproximadamente 529,002 millones de pesos (incluyendo las recuperaciones mantenidas en depósito con los bancos participantes).

Cualquier dificultad que experimente el Gobierno Federal para cubrir u obtener recursos para financiar sus obligaciones de pago con respecto a pagarés FOBAPROA y pagarés IPAB, podría tener un efecto adverso importante en la condición financiera del Grupo. GFBB no puede asegurar que el Gobierno Federal no reestructurará o no renegociará estos pagarés antes de su vencimiento y, en caso de ser así, dicha reestructuración o renegociación tendría un efecto adverso para el Grupo, incluyendo el hecho de tener que prorrogar el vencimiento de estos pagarés FOBAPROA y pagarés IPAB. Además, GFBB no puede asegurar que el Congreso Mexicano asignará fondos para el pago de intereses y de principal de los pagarés. Si el vencimiento de estos pagarés y otros documentos por cobrar llegase a prorrogarse, el riesgo de que estos pagarés no sean efectivamente pagados a su vencimiento aumentaría.

De conformidad con la Ley de Protección al Ahorro Bancario, los bancos tienen la opción de canjear sus pagarés FOBAPROA por pagarés emitidos por IPAB, en términos sustancialmente similares. Se pretende que todos los pagarés previamente emitidos por FOBAPROA sean eventualmente sustituidos por pagarés emitidos por IPAB. El IPAB ha informado que están en estudio ciertos procedimientos y condiciones aplicables a todos los bancos mexicanos que mantienen pagarés FOBAPROA para el intercambio de dichos pagarés por pagarés IPAB. Se anticipa que estos procedimientos incluirán una revisión por el IPAB sobre la existencia de créditos originalmente transferidos al FOBAPROA, una supervisión continua del desempeño en el cobro por dichos créditos, así como la determinación del IPAB en el sentido de que dichos créditos hubieren sido otorgados correcta y lícitamente. Entre los posibles efectos de dicha revisión, podría ser que ciertos créditos sean devueltos a los bancos por el IPAB, se reduzca el monto del principal correspondiente al respectivo pagaré FOBAPROA y que se requiera el establecimiento de reservas adicionales respecto de los préstamos devueltos. El Grupo mantiene pláticas con el IPAB respecto de los procedimientos y condiciones que podrían ser requeridos para el intercambio de los pagarés FOBAPROA. El

Grupo no puede predecir el efecto que pueda causar la revisión propuesta de los créditos o de los procedimientos y condiciones que pudiera adoptar el IPAB en el valor de los pagarés FOBAPROA, ni si es posible que se reduzca el monto del principal de los pagarés o se requiera constituir reservas adicionales respecto de los créditos devueltos.

Los Riesgos de Liquidez Podría Afectar Adversamente los Negocios de GFBB

Son bastantes los bancos mexicanos que han enfrentado serios problemas de liquidez en forma periódica desde el mes de diciembre de 1994, particularmente en relación con el refinanciamiento de pasivos en dólares a corto plazo, en los mercados internacionales de capitales. El Grupo no puede asegurar que no enfrentará problemas de liquidez o restricciones de liquidez en el futuro. Aunque GFBB tiene contemplado poder pagar o refinanciar sus pasivos proyectados, no puede asegurar que podrá restituir el pago de sus pasivos o refinanciarlos en condiciones favorables.

El Grupo prevee que los clientes de sus subsidiarias continuarán en el futuro próximo realizando depósitos a corto plazo (particularmente depósitos de exigibilidad inmediata y depósitos a corto plazo) y pretende mantener el énfasis en el uso de los depósitos bancarios como una fuente de financiamiento. La naturaleza de corto plazo de esta fuente de financiamiento puede representar un riesgo de liquidez para GFBB en el futuro, si los depósitos nos son efectuados en los volúmenes esperados o si dichos depósitos son retirados.

Los Riesgos Sobre Operaciones con Moneda Extranjera y de Tasas de Interés Pueden Afectar Adversamente la Cartera de Valores de GFBB

El Grupo está expuesto a riesgos sobre operaciones con moneda extranjera debido a que tiene exposiciones no cubiertas denominadas en moneda extranjera; asimismo, está expuesto a riesgos por movimientos en tasas de interés en la medida en que tenga instrumentos que devengan intereses reales o nominales. Dada la volatilidad de los tipos de cambio del peso y de las tasas de interés en México, los riesgos asociados con dichas posturas pueden ser mayores que algunos otros países. Aun cuando el Grupo sigue diversos procedimientos para la administración de sus posiciones de riesgo en relación con sus actividades y movimientos bancarios y de tesorería, no puede asegurar que no será objeto de pérdidas con respecto a estas posturas en el futuro, cualquiera de los cuales podría tener un efecto adverso importante sobre los resultados de las operaciones y la posición financiera del Grupo.

Ciertas Investigaciones Oficiales que Involucran al Accionista Mayoritario, BBVA, están Actualmente Pendientes

BBVA y algunas personas físicas, quienes fungieron como consejeros del Consejo de Administración o como funcionarios ejecutivos de BBVA, son sujetos de investigaciones por las autoridades judiciales y regulatorias de España, incluyendo el Banco de España y la comisión de valores de España. Las investigaciones se refieren a presuntas actividades ilegales, involucrando el mantenimiento de cuentas bancarias sin registro contable. El monto de estas cuentas no registradas contablemente y ganancias por dichos fondos fueron voluntariamente reconocidas por BBVA en sus estados financieros por el ejercicio concluido el 31 de diciembre de 2000 y 31 de diciembre de 2001.

Desde el descubrimiento de los fondos no registrados, ninguno de los funcionarios involucrados en la estructuración y administración de los mismos, incluyendo el entonces copresidente de BBVA y otros consejeros de BBVA, continúan fungiendo como consejero o funcionario de BBVA. Las autoridades judiciales de España también están realizando una investigación confidencial relativa a la creación de cuentas y productos financieros en la Isla de Jersey que fueron presuntamente usadas por ciudadanos españoles para evitar obligaciones fiscales en España. GFBB cree que BBVA está cooperando con estas investigaciones.

Adicionalmente a estas investigaciones, autoridades judiciales de España y autoridades en otras jurisdicciones están investigando presuntas actividades ilegales involucrando operaciones bancarias de BBVA en Puerto Rico, incluyendo la capitalización de BBV-Probursa anteriormente a la fusión en GFBB. Como consecuencia de estos alegatos, la Auditoría Superior de la Federación, perteneciente al Congreso Mexicano, ha recientemente comenzado con investigaciones a las fuentes de los fondos utilizados para la capitalización de BBV-Probursa con anterioridad a su fusión en GFBB, investigación que está en proceso en este momento. GFBB entiende que la Secretaría de Hacienda y Crédito Público o la CNBV no están investigando estos alegatos en este momento. El Grupo no puede asegurar que otras autoridades gubernamentales en México o de otras jurisdicciones extranjeras no investigarán estos asuntos o que la Secretaría de Hacienda y Crédito Público o la CNBV no iniciarán una investigación formal con respecto a este asunto. BBVA ha informado a GFBB que, aunque no anticipa en este momento que dichas investigaciones serán concluidas en una manera adversa, cualquier determinación en este sentido podría tener un efecto negativo en la condición financiera de BBVA o en el resultado de sus operaciones. Sin embargo, en el evento que en el futuro dichos acontecimientos adversos sucedieran, el precio de mercado de los ADS o las acciones serie O de GFBB podrían verse afectados negativamente y su negocio podría verse afectado en otros aspectos, incluyendo lo relacionado con los proyectos de expansión de sus actividades en los Estados Unidos.

La Integración de los Negocios de GFBB Podría Distorsionar sus Operaciones y Afectar Negativamente su Condición Financiera

En julio de 2000, GFBB fusionó a BBV-Probursa, y en agosto de 2000, adquirió Banca Promex. La integración de las operaciones de estas entidades fusionadas y adquiridas continúa a la fecha y no ha concluido, y el Grupo podría enfrentar todavía dificultades de integración y problemas fortuitos como resultado de estas transacciones, particularmente por que Bancomer, BBV-México y Promex han experimentado dificultades financieras importantes en el pasado. Con anterioridad a la adquisición de Promex, el Gobierno Federal tomó el control de Promex por el fracaso en el cumplimiento de ciertos requisitos regulatorios y financieros. GFBB no puede asegurar que la continua integración de su negocio no distorsionará sus operaciones o afectará negativamente su condición financiera.

4. Valores Inscritos en el RNV

Los valores de BBVA Bancomer inscritos en el RNV son los detallados en la portada de este mismo informe. Por los últimos dos ejercicios, se han entregado los reportes sobre eventos relevantes, así como la información jurídica y financiera que se está obligada a presentar de forma periódica, de conformidad con las disposiciones aplicables.

5. Cambios Significativos a los Derechos de Valores Inscritos en el RNV

- Canje de acciones serie L por serie O:

En Asamblea General Extraordinaria de Accionistas celebrada el 24 de abril de 2001, se acordó la conversión de las acciones serie L, representativas de la parte adicional del capital social, en acciones serie O, representativas de la parte ordinaria de dicho capital. Al 31 de diciembre de 2001, el número de acciones íntegramente suscritas y pagadas era de 9,224,613,822 serie O.

- Obligaciones subordinadas de conversión obligatoria:

Durante el mes de agosto de 2001, las obligaciones GFBB 95, 95-2 y 95-3 se convirtieron anticipadamente, según acta de emisión, en títulos representativos de capital social serie O, lo que significó para el Grupo Financiero el aumento de 168,781,871 acciones. Esta conversión generó un incremento en el capital social y en la prima en venta de acciones de 19 millones de pesos y 730 millones de pesos, respectivamente.

- Conversión de Grupo Financiero BBVA Bancomer, S.A. de C.V. en Sociedad Controladora Filial:

En Asamblea General Extraordinaria de Accionistas, celebrada el 3 de octubre de 2001, se aprobó llevar a cabo la conversión de Grupo Financiero BBVA Bancomer, S.A. de C.V. en Sociedad Controladora Filial, de acuerdo con lo dispuesto en el artículo 27-H de la Ley para Regular las Agrupaciones Financieras, sujeta a que: (i) BBVA, a través de su filial BBVA International Investment Corporation, incrementara su participación accionaria en la Sociedad a por lo menos el 51% del capital social y (ii) se obtuvieran las autorizaciones respectivas de las autoridades competentes.

De acuerdo a los oficios de la SHCP del 5 de abril y del 9 de mayo de 2002, se cuenta con la autorización para que Grupo Financiero BBVA Bancomer, S.A. de C.V. se convierta en Sociedad Controladora Filial.

El día 26 de junio de 2002, BBVA Bancomer anunció su conversión en Sociedad Controladora Filial, como consecuencia de que BBVA International Investment Corporation, entidad subsidiaria de BBVA, llegó a detentar el 51% de las acciones representativas de su capital social. Por lo anterior, se procederá a convertir el 51% del capital social, representando por acciones serie O, propiedad de BBVA International Investment Corporation, en acciones serie F. El restante 49% del capital social, representado también por acciones serie O, se convertirá en acciones serie B.

- Conversión anticipada de obligaciones subordinadas en acciones del Grupo:

Con fecha 22 de mayo de 2002, entraron en circulación 51,993,000 acciones representativas del capital social de GFBB, toda vez que en esa misma fecha se convirtieron en acciones 30,000,000 de obligaciones subordinadas convertibles necesariamente en acciones de GFBB, motivo por el cual el capital social pagado de GFBB se encuentra actualmente representado por 9,276,607,822 acciones serie O.

II. LA COMPAÑIA

1. Historia y Desarrollo del Emisor

La denominación social del emisor es Grupo Financiero BBVA Bancomer, S.A. de C.V., con nombre comercial Bancomer. El emisor tiene sus antecedentes en la constitución de Grupo Femsa, S.A. de C.V., el 16 de diciembre de 1991, que cambió su denominación por la de Grupo Financiero Bancomer, S.A. de C.V. el 2 de marzo de 1992, y por la de Grupo Financiero BBVA Bancomer, S.A. de C.V. el 16 de agosto de 2000. La duración de la sociedad es indefinida. Su oficina principal se encuentra ubicada en Avenida Universidad N° 1200, México, D.F. , 03339 y con número telefónico (55) 5621-3434.

1.A. Evolución de la Compañía

Bancomer se constituyó en la Ciudad de México en 1932 bajo la denominación de Banco de Comercio, S.A. En 1977, las distintas instituciones que formaban el Sistema Bancos de Comercio, fueron consolidadas en Banca Múltiple, bajo el nombre de Bancomer. Esta fusión permitió a Bancomer mantener su arraigo con las comunidades locales y, simultáneamente ofrecer los servicios de una red bancaria a nivel nacional.

Bancomer, al igual que la mayoría de los otros bancos comerciales mexicanos, fue nacionalizado el 1 de septiembre de 1982. A finales de los 80's, el Gobierno Federal inició una serie de medidas para desregular el sistema financiero mexicano. Este proceso de desregulación terminó con la reprivatización de los bancos comerciales a principios de 1991, incluyendo a Bancomer.

En octubre de 1991, un grupo de inversionistas mexicanos, incluyendo a accionistas mayoritarios de VAMSA, obtuvieron el derecho de adquirir la mayoría de las acciones de Bancomer. Con la compra de Bancomer, los nuevos propietarios adquirieron el 56% de las acciones en circulación de Bancomer en 8,564 millones de pesos (en términos nominales).

Grupo Financiero Bancomer se formó el 16 de diciembre de 1991, con el fin de adquirir y mantener el control de Bancomer y otras instituciones financieras. GFB fue el sucesor corporativo de la fusión de las compañías afiliadas con VAMSA y Fomento Económico Mexicano, S.A. de C.V. Posteriormente, el grupo de inversionistas asignó a GFB el control de Bancomer e incrementó la tenencia accionaria de Bancomer a través de dos ofertas públicas y compras de acciones en el mercado. En mayo de 1993, el Gobierno Federal intercambió su participación del 22.5% que tenía en Bancomer, por acciones con voto limitado de la serie L de GFB, representando una participación del 21.0% en capital del Grupo. Estas transacciones junto con otras compras privadas de acciones, han dado a GFB el control en el capital de Bancomer cercano al 100%.

En marzo de 1996, Bank of Montreal adquirió una participación accionaria en GFB del 16%.

En julio de 2000, BBVA adquirió el control de GFB, cuya denominación social cambió al nombre de Grupo Financiero BBVA Bancomer, S.A. de C.V. Como parte de esta transacción, BBV-Probursa, tenedora de la mayor parte del capital social de BBV-México, fue fusionada en GFB. Previo a la fusión, BBVA realizó una contribución al capital de BBV-Probursa por 13,825 millones de pesos (en términos nominales) en efectivo. Como resultado de dicha contribución, BBVA obtuvo aproximadamente el 30% de participación en el capital social de GFBB, mediante la emisión de acciones serie O. De conformidad con el acuerdo celebrado entre BBVA y algunos accionistas de GFBB, BBVA tiene el derecho de nombrar 8 de los 15 miembros del Consejo de Administración de GFBB.

La contribución de BBVA en el capital social de BBV-Probursa permitió, a su vez, el fortalecimiento financiero de Bancomer y BBV-México. Una vez concluida la fusión con BBV-Probursa, GFBB asignó 11,299 millones de pesos (en términos nominales) a Bancomer y 1,784 millones de pesos (en términos nominales) a BBV-México, mediante la suscripción de capital en ambas instituciones. Los 742 millones de pesos (en términos nominales) restantes permanecieron en GFBB.

En agosto de 2000, GFBB adquirió Promex, un banco con sede en la ciudad de Guadalajara, Jalisco.

El 16 de agosto de 2000, surtió plenos efectos la fusión de Grupo Financiero Bancomer, S.A. de C.V., como fusionante, y Grupo Financiero BBV-Probursa, S.A. de C.V., como fusionada. Como consecuencia de la fusión, quedaron integradas al Grupo resultante de la dicha fusión, las siguientes entidades financieras:

- Bancomer, S.A., Institución de Banca Múltiple
- Banco Bilbao Vizcaya-México, S.A., Institución de Banca Múltiple
- Casa de Bolsa Bancomer, S.A. de C.V.
- Casa de Bolsa BBV-Probursa, S.A. de C.V.
- Seguros Bancomer, S.A. de C.V.
- Seguros BBV-Probursa, S.A. de C.V.
- Fianzas Probursa, S.A. de C.V.
- Crédito Familiar, S.A. de C.V., Sociedad Financiera de Objeto Limitado

- Pensiones Bancomer, S.A. de C.V.

Con fecha 6 de octubre de 2000, quedó formalizada la fusión entre Bancomer, S.A., Institución de Banca Múltiple, como fusionante, y Banca Promex, S.A., Institución de Banca Múltiple, como fusionada, misma concentración que se llevó a cabo en cumplimiento del programa de apoyo para el saneamiento financiero de Promex y de conformidad con el Artículo Noveno Transitorio de la Ley de Protección al Ahorro Bancario.

Con fecha 23 de octubre de 2000, se llevaron a cabo las Asambleas Generales Extraordinarias de Accionistas de Bancomer, S.A. y Banco Bilbao Vizcaya-México, S.A., en las que se tomaron los respectivos acuerdos de escisión y fusión, los que surtieron plenos efectos el 14 de diciembre de 2000. Por virtud de las escisiones y fusiones, se concentraron en Bancomer, S.A. las siguientes operaciones:

- Captación y colocación:
    - Banca Comercial
    - Banca de Gobierno
    - Banca Empresarial
    - Banca Corporativa
    - Mercados
- Tesorería
- Pagarés "FOBAPROA o IPAB" (esquema de flujos)
- Work Out (recuperación de cartera)

Por su parte, BBV-México, S.A. quedó facultado para realizar las siguientes operaciones:

- Operaciones:
    - Servicios Fiduciarios
    - Servicios de Avalúos
    - Sociedades de Inversión
    - Red de Cajeros Automáticos
- Banca de Inversión
- Tesorería

Mediante los mencionados actos corporativos, permanecen las dos instituciones de crédito, como entidades integrantes del Grupo, con facultades diversas pero complementarias.

Asimismo, en las Asambleas de referencia se acordó, con efectos a partir del 19 de enero de 2001, el cambio de denominación de Bancomer, S.A., por la de BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, y la de Banco Bilbao Vizcaya México, S.A. por la de BBVA Bancomer Servicios, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer.

El 30 de noviembre de 2000, Casa de Bolsa BBV-Probursa, S.A. de C.V. y Casa de Bolsa Bancomer, S.A. de C.V. celebraron sus respectivas Asambleas Generales Extraordinarias de Accionistas, en las que se aprobó la fusión de Casa de Bolsa BBV-Probursa, S.A. de C.V., como sociedad fusionante, y Casa de Bolsa Bancomer, S.A. de C.V., como sociedad fusionada, subsistiendo jurídicamente la primera. En la misma Asamblea Extraordinaria de Accionistas de Casa de Bolsa BBV-Probursa, S.A. de C.V., se tomó el acuerdo de cambiar su denominación por la de Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer.

Es también el 30 de noviembre de 2000 cuando el Grupo y BBVA y sus subsidiarias finalizaron la adquisición del 49% del interés de Aetna Internacional en Afore Bancomer, Seguros Bancomer y Pensiones Bancomer. Con esta transacción, GFBB y sus subsidiarias incrementaron su participación hasta 75% en Afore Bancomer y Seguros Bancomer y hasta 100% en Pensiones Bancomer. BBVA y sus subsidiarias adquirieron el 25% restante de Afore Bancomer y Seguros Bancomer.

El 18 de diciembre de 2000, el Grupo, BBVA y BMO llegaron a acuerdos en relación a la tenencia accionaria de BMO en GFBB, la cual era de 1,012 millones de acciones serie O de GFBB. BBVA acordó adquirir de BMO 200 millones de acciones de GFBB en enero de 2001, a un precio de 5.935 pesos por acción.

El 4 de abril de 2001, GFBB anunció que BBVA llegó a un acuerdo con BMO para la compra de la totalidad de la tenencia accionaria remanente de BMO en GFBB, la cual ascendía a 812 millones de acciones serie O. Al cerrarse esta transacción, BBVA alcanzó una participación del 48.5% de las acciones en circulación de GFBB. La compra se pactó a un precio de 6.44 pesos por acción, que correspondió al precio promedio de las acciones en las últimas 30 sesiones de la Bolsa Mexicana de Valores previas al acuerdo. El monto total de la operación ascendió a 548 millones de dólares, y se realizó en dos tramos. El primer tramo, de 500 millones de acciones, fue adquirido el día 5 abril de 2001. Con este primer paquete, BBVA alcanzó una

participación del 45% de las acciones en circulación de GFBB. El segundo tramo, por 312 millones de acciones, se adquirió en el mes de mayo. Con esto, BBVA incrementó su participación en GFBB hasta el 48.5%.

En Asamblea General Extraordinaria de Accionistas de BBVA Bancomer, celebrada el 31 de agosto de 2001, se aprobó la fusión de esta Institución como entidad fusionante con Inmobiliaria Bancomer, S.A. de C.V., Inmobiliaria Promex, S.A. de C.V., Inmobiliaria Procorp, S.A. de C.V., Properiférico, S.A. de C.V., e Inmobiliaria Pro Río San Angel, S.A. de C.V. como entidades fusionadas.

En Asamblea General Extraordinaria de Accionistas de Grupo Financiero BBVA Bancomer, celebrada el 3 de octubre de 2001 se aprobaron los siguientes puntos:

- Se aprobó la venta de la participación accionaria que el Grupo mantenía en Crédito Familiar, S.A. de C.V. y Seguros BBV-Probursa, S.A. de C.V. Estas ventas se realizaron en el mes de diciembre de 2001 y generaron una utilidad para el Grupo de 244 millones de pesos aproximadamente. Crédito Familiar, S.A. de C.V se vendió a Grupo Financiero Associates, subsidiaria de Citigroup, y Seguros BBV-Probursa, S.A. de C.V. se vendió a Globe Insurance Company Ltd, subsidiaria de Grupo Royal & Sun Alliance.
- Se aprobó la constitución de una nueva sociedad denominada BBVA Bancomer Gestión, S.A. de C.V., como sociedad operadora de sociedades de inversión y su incorporación a Grupo Financiero BBVA Bancomer, S.A. de C.V.
- Asimismo se aprobó la conversión de Grupo Financiero BBVA Bancomer, S.A. de C.V., en sociedad controladora filial, de acuerdo con lo dispuesto en la Ley para Regular las Agrupaciones Financieras, y sujeto a que Banco Bilbao Vizcaya Argentaria, S.A., a través de su filial BBVA International Investment Corporation, incremente su participación accionaria en la sociedad a por lo menos el 51% del capital social y a las autorizaciones respectivas, las cuales ya fueron obtenidas.
- Se aprobó la incorporación de Preventis, S.A. de C.V. como subsidiaria del Grupo. En Asamblea General Extraordinaria de Seguros Bancomer, celebrada el 16 de mayo de 2001, se aprobó la escisión de Seguros Bancomer, para constituir una institución de seguros especializada en el ramo de salud, a la que se le denominó Preventis, S.A. de C.V.

1.B. Eventos Subsecuentes

- Oferta Pública Secundaria de acciones GFBB O propiedad del Gobierno Federal Mexicano y del IPAB:

Durante el mes de junio de 2002 se realizó el proceso de venta del paquete de acciones GFBB serie O propiedad del Gobierno Federal y del IPAB, por 1,018,920,640 acciones, equivalente al 11% del capital de Grupo Financiero BBVA Bancomer. El Grupo no recibió recursos por la venta de estas acciones.

- Conversión a Sociedad controladora Filial

El día 26 de junio de 2002, BBVA Bancomer anunció su transformación en Sociedad Controladora Filial, como consecuencia de que BBVA International Investment Corporation, entidad subsidiaria de BBVA, llegó a detentar el 51% de las acciones representativas de su capital social.

2. Descripción del Negocio

2A. Actividad Principal

Grupo Financiero BBVA Bancomer es una empresa tenedora de compañías de servicios financieros diversificados. Al 31 de diciembre de 2001, GFBB era dueña de participaciones de control en las siguientes compañías del sector financiero:

- Bancomer, Institución bancaria líder en México, que a su vez tiene dos principales subsidiarias:
    - Afore Bancomer, compañía de administración de fondos para el retiro.
    - BTS, empresa que ofrece servicios de transferencias de dinero.
- Bancomer Servicios, institución bancaria especializada en la prestación de servicios (fiduciarios, avalúos, etc.).
- Casa de Bolsa Bancomer, compañía que ofrece servicios de intermediación bursátil, banca de inversión y asesoría.
- Seguros Bancomer, compañía que diseña y comercializa productos de seguros (hogar, auto, vida) a través de la red de sucursales del Banco.
- Pensiones Bancomer, empresa que diseña y comercializa productos de rentas vitalicias;
- Bancomer Gestión, que inicia operaciones el 4 de diciembre de 2001, es la encargada de la administración de las sociedades de inversión que se comercializan a través de las diferentes redes de distribución del Grupo.

La participación del Grupo en estas subsidiarias es del 99.9% a excepción de Seguros Bancomer, en donde la participación es del 75.01%. La participación de Bancomer en Afore Bancomer es de 75.01% y en BTS es de 100.0%.

Modelo de Negocios

Servicios Financieros Personales

- Banca Comercial

En el año 2001, la Banca Comercial experimentó un profundo cambio organizacional, conservando su posición de cobertura y liderazgo a nivel nacional; redimensionó su red de sucursales con el cierre de más de 590 oficinas y consolidó su gestión territorial, al pasar de 29 a 11 Direcciones Regionales. Este proceso no se limitó solamente a una reducción de tamaño, sino que implicó el rediseñó de la manera de gestionar el negocio dentro de cada sucursal, aprovechando la nueva infraestructura tecnológica.

Este nuevo esquema de gestión permite ofrecer a través de 1,675 oficinas -la mayor red del país-, un servicio diferenciado, acorde a las necesidades de los segmentos de mercado. Al 31 de diciembre de 2001, la Banca Comercial administraba recursos de clientes por aproximadamente 200,000 millones de pesos.

La Banca Comercial realizó también importantes ajustes en sus áreas centrales de productos, canales remotos, operaciones y administración de riesgos, logrando con ello significativos ahorros en gastos y garantizando un soporte adecuado a la red de sucursales para potenciar su capacidad comercial.

Estos cambios se realizaron sin perder impulso comercial, ya que en ese mismo periodo se lanzaron, con gran éxito, mediante contundentes campañas publicitarias, productos que reafirmaron el liderazgo en ahorro y bancaseguros. Asimismo, se llevó a cabo el posicionamiento de crédito al consumo a través de Nómina Bancomer, el relanzamiento de El Creditón Auto y frecuentes campañas relacionadas con tarjeta de crédito.

En un entorno complejo de tasas de interés a la baja, resalta la positiva gestión de precios realizada sobre los productos bancarios estándar, lo que contribuyó a los resultados del Grupo. Cabe destacar también los esfuerzos llevados a cabo para diversificar la base de ingresos por servicios.

- Banca Privada

Bancomer realizó importantes acciones para fortalecer su posicionamiento en el negocio de Banca Privada. Este segmento del mercado está integrado por clientes particulares de elevado patrimonio con necesidades de sofisticados productos y servicios financieros de inversión. La Banca Comercial consolidó una red de 51 sucursales especializadas a nivel nacional para el segmento Patrimonial. En colaboración con Casa de Bolsa Bancomer, introdujo nuevos productos y servicios bancarios y bursátiles, incluyendo asesoría por ejecutivos especializados en gestión de activos, con los cuales cuenta ahora con una oferta diferenciada y de alto valor para sus clientes.

Para la atención de este segmento, la Casa de Bolsa desarrolló un innovador modelo de gestión de activos denominado "Gestión Outperformance Bancomer". El principal objetivo de este modelo es satisfacer las necesidades de sus clientes a través del diseño de portafolios de inversión personalizados. A finales del año 2001, en conjunto la Banca Comercial y la Casa de Bolsa administraban recursos de clientes en este segmento por 112,000 millones de pesos.

Servicios Financieros Empresariales

Para dar una mejor atención a sus clientes, Bancomer segmentó el mercado de personas morales, creando tres unidades de negocio especializadas. A partir del año 2001, las pequeñas empresas son atendidas por la Banca Comercial, las empresas medianas y las instituciones de los gobiernos federales, estatales y municipales son atendidas por la Banca de Empresas y Gobierno, en tanto que las 500 compañías más grandes de México son atendidas por la Banca Mayorista Global.

Estas unidades de negocio tienen importantes ventajas competitivas que les diferencian en el mercado mexicano. Bajo el modelo de negocios de Bancomer, cada segmento cuenta con una red de sucursales propia y con ejecutivos especializados en productos específicos que dan soporte a los gestores responsables de la atención de cada cliente en particular. Cash management, administración de nóminas, financiamiento a corto y largo plazos, servicios de comercio exterior, créditos sindicados, financiamiento de proyectos, banca de inversión y servicios fiduciarios, son algunos de sus principales productos.

- Pequeñas Empresas

A través de la red de oficinas de la Banca Comercial y con la atención de gestores especializados, Bancomer lanzó el anaquel de productos y servicios más importante del mercado mexicano para las pequeñas empresas, el cual incluye productos tradicionales de crédito e inversión, enriquecido mediante una atractiva oferta de servicios vía internet.

- Banca de Empresas y Gobierno

Esta unidad de negocios cuenta con una red especializada de 76 sucursales a nivel nacional dedicadas a la atención de empresas medianas y grandes, así como con 40 sucursales para la atención de clientes del sector gobierno. La Banca de Empresas y Gobierno tiene una fuerza de ventas especializada de más de 500 ejecutivos para atender a más de 25,000 empresas y 7,500 entidades gubernamentales.

Durante el año 2001, la Banca de Empresas y Gobierno consolidó su red de sucursales y su organización, completó la instalación de la nueva plataforma tecnológica e implantó un nuevo esquema de gestión, todo ello enfocado a potenciar la capacidad comercial en estos segmentos de mercado y fomentar la atención integral de los clientes.

Estos cambios se realizaron en medio de una intensa actividad comercial, ya que durante el año 2001 se lanzaron al mercado novedosos productos como E-Gobierno, solución electrónica para atender las necesidades recaudatorias y de administración de los gobiernos estatales- y se realizaron fuertes campañas para promover la banca electrónica, impulsando la modernización financiera de las empresas, lo que permite reducir costos operativos. Al 31 de diciembre de 2001, la cartera de créditos otorgada por la Banca de Empresas y Gobierno ascendía a 36,800 millones de pesos.

- Banca Mayorista Global

Bancomer creó la Banca Mayorista Global como parte de una iniciativa estratégica para impulsar sinergias entre las diversas unidades de BBVA a nivel mundial. Con la creación de esta unidad de negocios, el Banco ofrece a sus clientes acceso a una red bancaria global, así como productos financieros sofisticados, tales como cash management y banca de inversión, donde Bancomer es líder del mercado corporativo mexicano.

En el año 2001, la Banca Mayorista Global tuvo una intensa actividad comercial y se ubicó a la cabeza en servicios de banca de inversión entre los bancos mexicanos. Durante el ejercicio, Bancomer participó en 26 operaciones de banca de inversión incluyendo créditos sindicados, emisiones de papel comercial y fusiones y adquisiciones, fungiendo como líder en 15 de ellas. Es de destacar que el Banco fue el principal colocador de bonos en México, con un monto de 5,535 millones de pesos que representan el 22% del mercado, y que contribuyó con el 66% de las operaciones de créditos sindicados realizadas en América Latina por el Grupo BBVA. Al cierre del ejercicio, la Banca Mayorista Global mantenía una cartera de créditos de 48,000 millones de pesos.

Otras Unidades del Negocio Bancario

- Tesorería y Mercados

Tras la reorganización derivada de la fusión, Bancomer consolidó esta importante actividad, lográndose resultados muy favorables a pesar del complejo proceso de integración. En el ejercicio se incrementó el nivel de participación y la presencia en mercados domésticos de cambios, derivados y tasas.

El posicionamiento global del Grupo, aunado al valor de la franquicia, permitió mantener un alto volumen de operaciones en los mercados internacionales de deuda, significándose como el banco enlace entre Europa, Norteamérica y la red latinoamericana de BBVA.

Con el establecimiento de la plataforma tecnológica unificada, se logró la cobertura de las operaciones de cambio al menudeo en toda la red de distribución del Banco, contribuyendo de manera significativa en la generación recurrente de ingresos. En este mercado, Bancomer mantiene la primera posición, lo cual fue reconocido por parte de "Global Fin@nce" -una de las principales revistas de finanzas a nivel mundial-, la que incluyó a Bancomer dentro de la lista de los mejores bancos en la operación cambiaria en el ámbito mundial en el año 2001. Bancomer mantuvo también el liderazgo en el mercado de metales.

Durante el año 2001, Bancomer desempeñó un papel importante en la consolidación del Mercado Mexicano de Derivados (MexDer), que desde su reciente creación ha incrementado su volumen de operación en casi diez veces. El Banco mantuvo una participación de mercado de 58% como socio liquidador. Adicionalmente se lanzaron productos estructurados en colaboración con la Casa de Bolsa, logrando concretar un número importante de operaciones de intercambio de tasas y monedas con clientes corporativos.

En el mercado de dinero, Bancomer se ubicó en el segundo lugar en la operación total de esta actividad, destacándose como líder en el mercado de deuda pública.

Como parte del proceso de diversificación de las fuentes de financiamiento en dólares del Banco, en agosto de 2001 se renovó el programa de Papel Comercial por 600 millones de dólares, que por su magnitud, representa el más grande del sector privado en América Latina. Dicha operación reafirma la estrecha y positiva relación del Grupo con instituciones de primer nivel de la comunidad financiera internacional.

La reorganización del área de Distribución de Mercados dio como resultado una reorientación en el funcionamiento de la gestión comercial ante el cliente, de manera que en la actualidad las redes de distribución tienen información en tiempo real para cerrar la venta de un servicio, lo cual permite una vinculación más cercana con el cliente y un mayor impulso para la generación de negocios.

- Gestión de Activos

Como parte de los cambios realizados al modelo de negocios, Bancomer estableció una unidad especializada en la gestión de activos, con fuerte énfasis en la generación recurrente de ingresos por comisiones. Esta unidad ofrece servicios especializados y opera bajo el sofisticado modelo de gestión de activos "Gestión Outperformance Bancomer", el cual permite optimizar la relación riesgo-rendimiento y con ello garantizar a los clientes resultados consistentes en el tiempo, bajo un estricto control del riesgo. El negocio de Gestión Institucional incluye la administración de activos de siefore, fiduciario, fondos de pensiones, fondos de previsión social y sociedades de inversión, que en su conjunto alcanzaron recursos por 174,000 millones de pesos al 31 de diciembre de 2001, 27% más que el año anterior.

A través de este modelo de gestión de activos, la siefore voluntaria de Afore Bancomer se ubicó en primer lugar en términos de rendimiento en su segmento, con 25% durante el año 2001. Por su parte, la siefore obligatoria obtuvo el segundo lugar en su categoría, con un rendimiento de 18%. El fondo "Bancomer Top" logró la segunda posición en rendimiento entre las sociedades de inversión de renta variable de México, con 23 por ciento.

En el año, el crecimiento del saldo de las sociedades de inversión de deuda del Grupo fue 28%, para alcanzar 50,700 millones de pesos al cierre del ejercicio. Con el objetivo de continuar impulsando el crecimiento de este negocio y en cumplimiento con lo establecido por la Ley de Sociedades de Inversión, el 30 de noviembre de 2001, el Grupo Financiero BBVA Bancomer constituyó Bancomer Gestión. Esta compañía inició sus operaciones el 4 de diciembre y es responsable de administrar los activos de las sociedades de inversión del Grupo.

- Custodia de Valores

Bancomer mantiene el liderazgo en este servicio con un monto en custodia superior a los 206,000 millones de pesos. En el año 2001, la revista especializada "Global Custodian" nombró a Bancomer la entidad con el mejor servicio de custodia de valores en México por quinto año consecutivo.

Negocios No Bancarios

- Afore Bancomer

En el año 2001, el número de afiliados a Afore Bancomer creció 30%, para alcanzar 3.7 millones al cierre del ejercicio, los cuales representan 14% del sistema y la ubican como la administradora de fondos para el retiro privada más grande en México y América Latina. De igual manera, los activos en administración crecieron 38%, para alcanzar 53,909 millones de pesos al 31 de diciembre de 2001, equivalentes a 22% de participación de mercado, lo que ubicó a Afore Bancomer en el primer lugar del sistema.

- Seguros Bancomer

El número de pólizas emitidas alcanzó 1.1 millones al cierre del ejercicio, 29% más que el año anterior. Seguros Bancomer mantiene el liderazgo en el mercado de bancaseguros con primas emitidas por 2,363 millones de pesos en el año, equivalentes a una participación de mercado de 40%, posicionándose como la mayor compañía de bancaseguros en México y la octava aseguradora a nivel nacional por primas emitidas. Seguros Bancomer se ha distinguido dentro del sector asegurador por su consistente rentabilidad, destacando el hecho de que la totalidad de sus ventas son al mercado de menudeo y se realizan a través de la red de sucursales del Banco.

- Pensiones Bancomer

En el año 2001, el número de clientes creció 28% para alcanzar un total de 26,234. De esta forma, Pensiones Bancomer es la compañía líder en el negocio de pensiones en México, con una participación de mercado de 21.4% en términos de reservas acumuladas.

- Bancomer Gestión

El 30 de noviembre de 2001, y en cumplimiento de lo establecido en la Ley de Agrupaciones Financieras y la Ley de Sociedades de Inversión, así como por lo dispuesto por la Asamblea extraordinaria de accionistas de Grupo Financiero BBVA Bancomer del pasado 3 de octubre de 2001, se constituyó BBVA Bancomer Gestión. Esta nueva subsidiaria del Grupo, que comenzó a operar el día 4 de diciembre, es una empresa cuyo objeto es la gestión de los activos de las sociedades de inversión del Grupo.

- Bancomer Transfer Services

Durante el año 2001, la compañía continuó ampliando sus acuerdos comerciales, a través de los cuales ha integrado una red de más de 25,000 puntos de venta de envíos de dinero desde Estados Unidos a México y Centroamérica. En el año 2001, Bancomer Transfer Services realizó más de 9.6 millones de transferencias de dinero, por un monto total de 3,540 millones de dólares, que comparan más que favorablemente con los 2.2 millones de transacciones y 747 millones de dólares del año anterior.

2.B. Canales de Distribución

El principal canal de distribución del Grupo es su red de 1,756 oficinas bancarias, que son el eje de la relación con los clientes. Adicionalmente, se cuenta con 3,712 cajeros automáticos y otros canales tales como la banca en línea, internet y banca por teléfono.

2.C. Patentes, Licencias, Marcas y Otros Contratos

La emisora depende por su importancia de la marca "BBVA Bancomer" como signo visible que distingue los servicios que proporcionan sus principales entidades financieras de otros de la misma especie o clase en el mercado, la cual se ha venido renovando indefinidamente.

La emisora celebra contratos en el curso normal de sus negocios. Entre los más significativos del ejercicio se encontraban los contratos relacionados con el proyecto de integración, siendo el principal contrato por el desarrollo de sistemas con un monto de 8 millones de dólares; contratos de mantenimiento de software por 133 millones de pesos, siendo el mayor por un monto de 25 millones de pesos y se renuevan anualmente de acuerdo a las necesidades del negocio; contratos por mantenimiento de hardware por 194 millones de pesos, siendo el mayor por un monto de 2.3 millones de dólares y se renueva anualmente; contratos por telecomunicaciones por 634 millones de pesos, siendo el mayor por un monto de 443 millones de pesos y se renueva anualmente; y por contratos de inversión en hardware por 41 millones de dólares, siendo el principal por 7.4 millones de dólares. Para todos los contratos anteriormente mencionados, se considera que no existe riesgo de que la renovación pueda verse afectada.

2.D. Principales Clientes

Al 31 de diciembre de 2001, los 15 créditos más grandes de Bancomer ascendían a 39,679 millones de pesos, que representaban el 23.9% de la cartera total (excluyendo créditos al FOBAPROA ó al IPAB). De acuerdo con los criterios de calificación de la cartera, emitidos por la CNBV, 7 de estos créditos estaban calificados en "A", 4 en "A1", 2 en "A2", 1 en "B", y 1 en "C2".

2.E. Legislación Aplicable y Régimen Tributario

El siguiente cuadro relaciona las disposiciones aplicables a la controladora y entidades financieras.

EMPRESA	MARCO LEGAL
Grupo Financiero BBVA Bancomer, S.A. de C.V.	Ley para Regular las Agrupaciones Financieras. Reglas Generales para la Constitución y Funcionamiento de Grupos Financieros. Circulares de la Comisión Nacional Bancaria y de Valores.
BBVA Bancomer, S.A. BBVA Bancomer Servicios, S.A.	Ley de Instituciones de Crédito. Reglas de la Secretaría de Hacienda y Crédito Público. Circulares de Banco de México. Circulares de la Comisión Nacional Bancaria y de Valores
Casa de Bolsa BBVA Bancomer, S.A.	Ley del Mercado de Valores. Circulares de Banco de México. Circulares de la Comisión Nacional Bancaria y de Valores
BBVA Bancomer Gestión, S.A. de C.V.	Ley de Sociedades de Inversión. Circulares de la Comisión Nacional Bancaria y de Valores
Seguros Bancomer, S.A. de C.V.	Ley General de Instituciones y Sociedades Mutualistas de Seguros. Ley sobre el Contrato del Seguro. Reglamento del Seguro de Grupo. Reglamento de Agentes de Seguros y Fianzas. Circulares de la Comisión Nacional de Seguros y Fianzas.
Pensiones Bancomer, S.A. de C.V.	Ley General de Instituciones y Sociedades Mutualistas de Seguros. Ley del Seguro Social. Ley de los Sistemas de Ahorro para el Retiro. Reglamento de la Ley de los Sistemas de Ahorro pra el Retiro. Circulares de la Comisión Nacional del Sistema de Ahorro para el Retiro.
Administradora de Fondos para el Retiro Bancomer, S.A. de C.V.	Ley del Seguro Social. Ley de los Sistemas de Ahorro para el Retiro. Reglamento de la Ley de los Sistemas de Ahorro pra el Retiro. Circulares de la Comisión Nacional del Sistema de Ahorro para el Retiro.
Fianzas Probursa, S.A. de C.V.	Ley General de Instituciones de Fianzas. Circulares de la Comisión Nacional de Seguros y Fianzas.

2.E.1. Supervisión y Regulación de Grupos Financieros

Las principales disposiciones a las que debe ajustarse el Grupo Financiero BBVA Bancomer, S.A. de C.V., son las siguientes:

- Autorización

Se requiere autorización de la Secretaría de Hacienda y Crédito Público para la constitución y funcionamiento de grupos financieros. Estas autorizaciones son otorgadas o denegadas discrecionalmente por dicha Secretaría, oyendo la opinión del Banco de México y de la Comisión Nacional Bancaria y de Valores.

- Integración

Los grupo financieros deben estar integrados por una sociedad controladora y por algunas de las entidades financieras siguientes: almacenes generales de depósito, arrendadoras financieras, empresas de factoraje financiero, casas de cambio, instituciones de fianzas, instituciones de seguros, sociedades financieras de objeto limitado, casas de bolsa, instituciones de banca múltiple, sociedades operadoras de sociedades de inversión y administradoras de fondos para el retiro.

El grupo financiero podrá formarse con cuando menos dos tipos diferentes de las entidades financieras siguientes: Instituciones de banca múltiple, casas de bolsa e instituciones de seguros. En los casos en que el grupo no incluya a dos de las mencionadas entidades, deberá contar por lo menos con tres tipos diferentes de entidades financieras de las citadas en el párrafo anterior que no sean administradoras de fondos para el retiro.

- Revocación

La Secretaría de Hacienda y Crédito Público, oyendo al Banco de México, a la Comisión Nacional Bancaria y de Valores, así como a la propia sociedad controladora, podrá revocar la autorización para constituirse y operar como sociedad controladora, si ésta o alguno de los demás integrantes del Grupo, incumplen lo dispuesto en la Ley para Regular las Agrupaciones Financieras o alguna de las normas que de ella emanan.

- Control

El control de las asambleas generales de accionistas y de la administración de todos los integrantes del grupo, deberá tenerlo una misma sociedad controladora.

Dicha controladora debe ser propietaria, en todo tiempo, de acciones con derecho de voto que representen cuando menos el 51% del capital pagado de cada uno de los integrantes del grupo.

- Objeto de la Controladora

La controladora tendrá por objeto adquirir y administrar las acciones emitidas por los integrantes del grupo. En ningún caso podrá celebrar operaciones que sean propias de las entidades financieras integrantes del grupo.

La duración de la controladora será indefinida y su domicilio deberá encontrarse en territorio nacional.

- Capital Social

El capital social de las sociedades controladoras debe estar formado por una parte ordinaria y podrá también estar integrado por una parte adicional.

El capital social ordinario estará integrado por acciones de la serie O.

En su caso, el capital social adicional estará representado por acciones serie L, que podrán emitirse hasta por un monto equivalente al 40% del capital social ordinario, previa autorización de la Comisión Nacional Bancaria y de Valores.

Las acciones de las series O y L serán de libre suscripción.

En el caso de las sociedades controladoras filiales, el capital social estará integrado por al menos el 51% en acciones serie F. El 49% restante del capital social estará representado indistintamente o conjuntamente por acciones series F y B.

- Enajenación de Acciones

Las personas que adquieran o transmitan acciones de la serie O por más del 2% del capital social de una sociedad controladora deberán dar aviso a la Secretaría de Hacienda y Crédito Público dentro de los tres días hábiles siguientes a la adquisición o transmisión.

- Limites en la Tenencia

Ninguna persona física o moral podrá adquirir, directa o indirectamente, mediante una o varias operaciones de cualquier naturaleza, simultánea o sucesiva, el control de acciones de la serie O por más del 5% del capital social de la controladora. La Secretaría de Hacienda y Crédito Público podrá autorizar, cuando a su juicio se justifique, un porcentaje mayor.

- Aprobación de los Nombramientos

La sociedad controladora debe informar a la Comisión Nacional Bancaria y de Valores, los nombramientos de Consejeros, Director General y funcionarios de las dos jerarquías inmediatas a la de este último, dentro de los cinco días hábiles posteriores a su designación, manifestando expresamente que los mismos cumplen con los requisitos aplicables.

La mencionada Comisión, podrá establecer mediante disposiciones de carácter general, los criterios mediante los cuales deberán integrar los expedientes, que acrediten el cumplimiento de los requisitos para ser designados consejeros, director general o directivos de las dos jerarquías inferiores a la de aquél.

- Convenios de Responsabilidad

La controladora y cada una de las entidades financieras integrantes de un grupo suscribirán un convenio conforme al cual la controladora responderá subsidiaria e ilimitadamente del cumplimiento de las obligaciones a cargo de las entidades financieras del grupo, correspondientes a las actividades que, conforme a las disposiciones aplicables, le sean propias a cada una de ellas, aun respecto de aquellas contraídas por dichas entidades con anterioridad a su integración al grupo.

- Inspección y Vigilancia

La controladora estará sujeta a la inspección y vigilancia de la Comisión Nacional Bancaria y de Valores.

La contabilidad que la controladora deba llevar se ajustará al catálogo y reglas que al efecto autorice la citada Comisión, quien además fijará las reglas para la estimación de sus activos.

La controladora estará obligada a recibir las visitas de la Comisión y a proporcionarle los informes en la forma y términos que la misma solicite.

- Intervención Administrativa

Cuando en virtud de los procedimientos de supervisión la autoridad competente encuentre que la controladora comete irregularidades graves en contravención a la legislación financiera o a las disposiciones que emanen de ella, el Presidente de la Comisión dictará las medidas necesarias para regularizar las actividades de la sociedad controladora, señalando un plazo para tal efecto. Si transcurrido el plazo mencionado, la controladora no ha regularizado su situación, el Presidente de la referida Comisión podrá, sin perjuicio de las sanciones que procedan, declarar la intervención administrativa de la controladora, designando al efecto un interventor con objeto de que se suspendan, normalicen o resuelvan los actos irregulares.

- Adquisición de Acciones

Las entidades financieras integrantes de un grupo sólo podrán adquirir acciones representativas del capital de otras entidades financieras, de conformidad con las disposiciones aplicables, y sin exceder del 1% del capital pagado de le emisora. En ningún caso participarán en el capital de los otros integrantes del grupo.

Las entidades financieras que formen parte de un mismo Grupo, no podrán otorgar financiamientos para la adquisición de acciones representativas de su propio capital, ni de acciones de la sociedad controladora o de cualquier otra entidad financiera integrante de este mismo Grupo. De igual manera, no podrán recibir en garantía acciones de entidades financieras, de sociedades controladoras o de uniones de crédito, salvo que cuenten con la autorización de la Secretaría de Hacienda y Crédito Público, oyendo la opinión del Banco de México y de la Comisión Nacional Bancaria y de Valores.

- Burós de Crédito

Las entidades financieras, aun cuando no formen parte de un grupo financiero, podrán proporcionar información a empresas que tengan por objeto la prestación del servicio de información sobre operaciones de crédito.

2.E.2. Supervisión y Regulación de Instituciones de Crédito

Las principales disposiciones a las que deben ajustarse las subsidiarias bancarias de Grupo Financiero BBVA Bancomer, S.A. de C.V., son las siguientes:

- Introducción

Las operaciones de los bancos son reguladas y supervisadas por la Secretaría de Hacienda y Crédito Público, el Banco de México y la CNBV.

La Secretaría de Hacienda y Crédito Público, a través de la CNBV, posee amplios poderes regulatorios sobre el sistema bancario. Los bancos están obligados a entregar informes periódicos a las autoridades regulatorias, quienes consideran a esta función como fundamental para poder supervisar a los bancos. Los informes a los reguladores de la banca a menudo se

complementan con reuniones periódicas entre la alta administración de los bancos y altos funcionarios de la Secretaría de Hacienda y Crédito Público. Los bancos deben presentar sus estados financieros mensuales, no auditados, así como sus estados financieros anuales auditados a la CNBV para que esta institución los estudie. Además, los bancos tienen la obligación de publicar en la prensa nacional sus balances generales trimestrales, sin auditar, y sus balances generales anuales auditados. La CNBV puede ordenar a un banco que corrija y vuelva a publicar los balances generales mencionados.

La CNBV está facultada para imponer multas en caso de que no se cumpla con las disposiciones de la Ley de Instituciones de Crédito, la Ley del Banco de México o con las normas promulgadas bajo las mismas. Además, el Banco de México tiene autoridad para imponer multas y sanciones administrativas en caso de que no se cumpla con las disposiciones de la Ley del Banco de México. Las violaciones a disposiciones especificadas de la Ley de Instituciones de Crédito están sujetas a sanciones administrativas y a penas criminales.

La CNBV puede declarar una intervención gerencial de acuerdo con los artículos 137 y 138 de las Ley de Instituciones de Crédito y, en dicho caso, nombrará un interventor gerente (la "intervención de la CNBV").

Sólo se realizará una intervención de la CNBV de acuerdo con los artículos 137 y 138 de la Ley de Instituciones de Crédito si la CNBV, a su propia discreción, después de haber realizado un procedimiento de inspección, considera que un banco está realizando transacciones que no cumplen con las leyes y normas aplicables y que pueden repercutir negativamente en la estabilidad o solvencia del banco o los intereses del público o de los acreedores del banco.

El interventor gerente nombrado por la CNBV asumirá la autoridad del Consejo de Administración y de la Dirección General del banco. El interventor gerente tendrá la autoridad máxima permitida por las leyes mexicanas para representar y administrar el banco, le reportará al Presidente de la CNBV y no tendrá ninguna responsabilidad frente al Consejo de Administración ni ante los accionistas del banco. El nombramiento del interventor gerente se debe registrar en el Registro Público de la Propiedad y del Comercio de México, D.F., para que tenga validez.

- Otorgamiento de Autorizaciones a Bancos Comerciales

Se requiere de la autorización del Ejecutivo Federal para poder llevar a cabo actividades bancarias. La Secretaría de Hacienda y Crédito Público, previa consulta con el Banco de México y con la CNBV, puede autorizar el establecimiento de bancos nuevos, sujetos a condiciones mínimas de capital. El capital mínimo que se exige a nuevos bancos comerciales es del 0.12% del capital agregado total del sistema bancario mexicano. Los bancos mexicanos deben remitir a la Secretaría de Hacienda y Crédito Público un proyecto anual para la apertura, cierre y reubicación de sucursales, agencias y oficinas en México. Antes de abrir, cerrar o reubicar una oficina de cualquier tipo fuera de México o transferir activos o pasivos de las sucursales, es necesario contar con la aprobación de la Secretaría de Hacienda y Crédito Público.

- Capitalización

El 22 de septiembre de 1999, las autoridades financieras mexicanas anunciaron un programa de dos pasos para fortalecer la solvencia y calidad del capital de los bancos mexicanos y mejorar los estándares de revelación de la industria bancaria mexicana.

El primer paso incluía la emisión de las Reglas de Capitalización de 1999 y las Reglas de Calificación de Cartera de 1999. El propósito de las Reglas de Capitalización de 1999 es equiparar las normas de capitalización aplicables a los bancos mexicanos con las normas de capitalización internacionales, en particular a las recomendaciones del comité de Basilea para la supervisión de la actividad bancaria (*Basel Committee on Banking Supervision*), y adoptar reglas de reconocimiento más estrictas en relación con los impuestos diferidos y un mecanismo de valuación de activos fijos. Las Reglas de Calificación de Cartera de 1999 se establecieron para proveer un marco más preciso para el cálculo de reservas con base en diferentes niveles de riesgo de crédito.

El segundo paso del programa consistió en adoptar una reglamentación adicional que permitiera implementar las Reglas de Calificación de Cartera de 1999. Esta reglamentación también modificó ciertas normas contables aplicables a bancos comerciales.

Los bancos deben mantener niveles específicos de capital total y de capital básico como porcentaje de los activos ponderados por riesgo, equivalente al 8% y 4%, respectivamente. El capital total se compone de capital básico y capital complementario. Bajo las Reglas de Capitalización de 1999, algunos activos de impuestos diferidos dejarán de formar parte del capital básico en la medida en que dichos activos excedan los siguientes porcentajes del capital básico: 80% en el año 2000, 60% en 2001, 40% en 2002 y 20% en 2003 y en adelante. A diferencia de lo que sucedía con las reglas de capitalización anteriores, bajo las cuales algunas inversiones, incluidas las inversiones en empresas privadas, formaban parte del capital básico, con las Reglas de Capitalización de 1999 se eliminan de la definición de capital básico las inversiones en empresas no financieras, empresas no cotizadas en bolsas de valores y ciertas inversiones en el capital de fondos de capital de riesgo. Los porcentajes de inversiones en empresas no financieras, deducibles del capital básico son los siguientes: 20% en el año 2000, 40% en 2001, 60% en 2002, y 100% en 2003 y en adelante. Sin embargo, las Reglas de Capitalización de

1999 establecen que las inversiones llevadas a cabo por los bancos en relación con reestructuraciones de la deuda se restarán de capital básico, transcurridos 5 años de haberse efectuado. Las emisiones nuevas de deuda subordinada convertible pueden, bajo las Reglas de Capitalización de 1999, contabilizarse sólo como capital complementario pero no como capital básico. La clasificación de deuda subordinada convertible en circulación continuará como capital básico o capital complementario hasta que se convierta o hasta su vencimiento, de acuerdo con las reglas de capitalización previas. Adicionalmente, las Reglas de Capitalización de 1999 permiten a los bancos el emitir instrumentos de capitalización nuevos, incluyendo valores similares a las "notas de capitalización bancaria" ampliamente utilizadas en otros países como los Estados Unidos. Los recursos provenientes de estos valores se pueden contabilizar como capital básico o capital complementario, dependiendo de sus condiciones. Sin embargo, estos recursos no pueden representar más del 15% del total de capital básico. Bajo las Reglas de Capitalización de 1999, se excluyen de la definición de capital básico, los gastos de organización, así como otros activos intangibles. En el capital complementario, se pueden incluir reservas generales de acuerdo a lo que se establece en las Reglas de Calificación de Cartera, es decir, las equivalentes a las de calificación B y C anteriores hasta por un monto equivalente al 1.25% de los activos en riesgo de crédito.

El capital básico debe representar por lo menos el 50% del capital total en todo momento. No cumplir con estos requisitos de capital puede resultar en penalizaciones importantes, incluyendo restricciones a la facultad de otorgar nuevos créditos, una disminución obligatoria en la cartera de créditos así como sanciones regulatorias que pueden incluir la imposición de multas por un valor de hasta 5% del capital social y reservas de capital.

Bajo las Reglas de Capitalización de 1999, el capital total de un banco debe ser suficiente para cubrir los requerimientos de tanto riesgos de mercado como riesgos de crédito, y el capital básico debe cubrir por lo menos la mitad del capital total.

Las subsidiarias bancarias del Grupo y las subsidiarias de las mismas que operan en el sector financiero cumplen con todas las normas aplicables de capitalización.

La CNBV tiene autoridad discrecional, con base en la opinión del Banco de México, para exigir a un banco que aumente su capital. El Banco de México puede, con base en la opinión de la CNBV, permitir el no cumplimiento con las normas mexicanas de capital, de forma temporal.

Todos los bancos mexicanos deben crear reservas legales, contabilizadas como parte del capital básico. Los bancos deben asignar 10% de su utilidad neta a esa reserva cada año hasta que la reserva legal sea equivalente al 100% de su capital social. El resto de la utilidad neta, en la medida en que no se distribuya a los accionistas, se agrega a la cuenta de utilidades retenidas. De acuerdo con la ley mexicana, no se puede utilizar la reserva legal para pagar dividendos.

De acuerdo con la autorización recibida de la Secretaría de Hacienda y Crédito Público, el monto total de las notas de capital emitidas por Bancomer en febrero de 2001 se puede contabilizar como capital básico, siempre que dos años antes de la fecha de vencimiento estipulada, sólo el 50% se contabilice como capital básico y el año previo a la fecha de vencimiento estipulada sólo el 20% se contabilice como capital básico, considerando, sin embargo, que las notas de capital no representen más del 15% del capital básico total.

El 14 de mayo de 2002, la Secretaría de Hacienda y Crédito Público publicó modificaciones a sus reglas de capitalización. Las modificaciones principales a las reglas incluyen las siguientes:

- Las inversiones en empresas relacionadas, incluyendo empresas que cotizan en bolsa, se deducen del capital básico. Si la inversión en una empresa relacionada proviene de una reestructura de deuda, se deduce después de 5 años.
- Los faltantes de capital regulatorio en inversiones en entidades financieras con requerimientos de capitalización reglamentarios, se deducen del capital básico.
- Los créditos hipotecarios con garantías de bancos de desarrollo se ponderan por riesgo: al 10% la parte garantizada por estos bancos y al 50% la parte no garantizada.
- Los créditos hipotecarios otorgados con fondos del INFONAVIT (Instituto Nacional del Fondo para la Vivienda de los Trabajadores), se ponderan por riesgo al 75%.

- Requisitos de Reservas y Coeficientes de Liquidez

Pasivos denominados en Pesos y UDIs

Actualmente no se imponen a los bancos mexicanos coeficientes de requerimientos de reservas ni de liquidez en relación con sus pasivos denominados en Pesos o en UDIs.

- Pasivos denominados en moneda extranjera

De acuerdo con regulaciones del Banco de México, se impone a los pasivos de los bancos denominados en moneda extranjera un requerimiento de invertir en Activos Líquidos (coeficiente de liquidez), un importe equivalente a la cantidad obtenida de sumar: a) la diferencia entre pasivos y activos netos computables, con un plazo de vencimiento menor o igual a

60 días; y b) el resultado de multiplicar los pasivos netos computables, con vencimiento de 60 días o menos por un factor de porcentaje que depende del vencimiento restante del pasivo. Este factor equivale hasta el 50 % del principal del pasivo en el día anterior a su fecha de vencimiento. El Banco de México, define adicionalmente los activos líquidos, que son básicamente instrumentos y depósitos de alta liquidez y de bajo riesgo, entre los que se incluyen (i) efectivo denominado en dólares americanos o cualquier otra moneda sin restricciones de conversión ni de transferencia a dólares americanos; (ii) depósitos en Banco de México; (iii) pagarés y notas emitidos por el gobierno estadounidense o por sus Agencias, con garantía incondicional del mismo gobierno; (iv) depósitos a la vista y de uno a siete días, en instituciones financieras extranjeras con clasificación igual o mayor a P-2 de Moody's ó A-2 de S&P; (v) depósitos denominados en moneda extranjera realizados con instituciones financieras extranjeras con clasificación igual o mayor a P-2 de Moody's ó A-2 de S&P que permitan su retiro parcial o total a la vista o a un día; (vi) inversiones en sociedades o fondos de inversión que el Banco de México determine a propuesta de los bancos; y (vii) la parte no dispuesta de líneas de crédito otorgadas por instituciones financieras extranjeras con clasificación igual o mayor a P-2 de Moody's ó A-2 de S&P, sujetas a ciertos requisitos. Estos activos líquidos no se pueden otorgar como garantía, prestar o ser sujetos de operaciones de reporto ú otra transacción similar que pueda limitar su libre transferencia. Además, el total del pasivo neto promedio ajustado por vencimiento que pueda estar denominado o indizado en moneda extranjera de los bancos y sus agencias, sucursales o subsidiarias en el extranjero (calculado trimestralmente sobre la base de promedios diarios) se limita a 1.83 veces el capital básico, calculado a partir del tercer mes previo al mes aplicable.

- FOBAPROA

La Ley Bancaria contempló el establecimiento del FOBAPROA, que es un fideicomiso administrado por el Banco de México. El objetivo del FOBAPROA consistió en apoyar a instituciones bancarias que enfrentaron problemas de liquidez.

En cumplimiento de la Ley del IPAB, el FOBAPROA fue sustituido por el IPAB el 20 de enero de 1999. En enero de 1999, el Congreso Mexicano nombró a un consultor externo para que auditara los créditos transferidos por los predecesores de Bancomer y de otros bancos mexicanos al FOBAPROA. Uno de los posibles efectos de la auditoría del Banco podía haber sido que algunos créditos transferidos al FOBAPROA fueran regresados a Bancomer o que se requiriera que se les sustituyera por otros créditos con IPAB, en su calidad de sucesor de FOBAPROA. Se estableció otro criterio conforme al cual, los créditos transferidos debían de reportarse el Congreso Mexicano, pero no debían regresarse a Bancomer, ni sustituirse, o que de alguna otra forma afectaran de manera adversa a la cartera de créditos. Un resumen de los resultados de la auditoría se presentó al Congreso Mexicano el 19 de julio de 1999.

De conformidad con la Ley de Protección al Ahorro Bancario, los bancos tienen la opción de canjear sus pagarés FOBAPROA por pagarés emitidos por el IPAB, en términos sustancialmente similares. Se pretende que todos los pagarés previamente emitidos por FOBAPROA sean eventualmente sustituidos por pagarés emitidos por el IPAB. El IPAB ha informado que están en estudio ciertos procedimientos y condiciones, aplicables a todos los bancos mexicanos que mantienen pagarés FOBAPROA para el intercambio de dichos pagarés por pagarés IPAB. Se anticipa que estos procedimientos incluirán una revisión por el IPAB sobre la existencia de créditos originalmente transferidos al FOBAPROA, una supervisión continua del desempeño en el cobro por dichos créditos, así como la determinación del IPAB en el sentido de que dichos créditos hubieren sido otorgados correcta y lícitamente. Entre los posibles efectos de dicha revisión, podría ser que ciertos créditos no sean devueltos por el IPAB, se reduzca el monto del principal correspondiente al respectivo pagaré FOBAPROA y que se requiera el establecimiento de reservas adicionales respecto a los préstamos devueltos. Actualmente, Bancomer mantiene pláticas con el IPAB respecto de los procedimientos y condiciones que podrían ser requeridos para el intercambio de los pagarés FOBAPROA. No se puede predecir el efecto que pueda causar la revisión propuesta de los créditos o de los procedimientos o condiciones que pudiera adoptar el IPAB en el valor de los pagarés FOBAPROA, ni si es posible que se reduzca el monto del principal de los pagarés o se requiera constituir reservas adicionales respecto de los créditos devueltos.

- IPAB

La Ley del IPAB, que entró en vigor el 20 de enero de 1999, establece los criterios para la creación, organización y funciones del IPAB, la nueva agencia de protección de depósitos bancarios. El IPAB es un organismo público que regula el apoyo financiero otorgado a los bancos para la protección de los depósitos bancarios.

La Ley del IPAB establece que los bancos tienen la obligación de proveer al IPAB la información que requiere para evaluar su situación financiera, así como de notificar al IPAB acerca de cualquier situación que pudiera afectar su estabilidad financiera. La Ley del IPAB expresamente excluye la entrega de estos datos de las disposiciones de secreto bancario contenidas en la Ley de Instituciones de Crédito. La Ley del IPAB establece que el IPAB y la CNBV pueden compartir información y bases de datos de bancos.

Sólo en casos excepcionales puede el IPAB otorgar apoyo financiero a bancos. El otorgamiento de este tipo de apoyo extraordinario está sujeto a requisitos especiales, tales como la elaboración de un estudio técnico elaborado por un consultor externo de prestigio reconocido, la opinión favorable de la CNBV, un plan para corregir la situación financiera del banco receptor de la ayuda y la aprobación por parte de la Junta de Gobierno del IPAB. La duración del apoyo extraordinario con respecto a la liquidez no puede ser superior a seis meses, periodo que se puede prorrogar una sola vez; sin embargo, otros programas de ayuda extraordinaria no tienen ningún límite de tiempo conforme a la ley. El IPAB puede ejercer un derecho de retención sobre el capital social del banco que reciba la ayuda. La ayuda puede ser en la forma de adquisición de

acciones u obligaciones subordinadas emitidas por el banco, asunción de obligaciones o adquisiciones de activos u otorgamiento de créditos. La Ley del IPAB establece que en los casos en que el IPAB otorgue apoyo financiero a un banco, la Junta de Gobierno del IPAB puede designar una "administración cautelar". El IPAB nombrará un administrador único del banco ("el interventor") para llevar a cabo la administración cautelar y substituirá la autoridad de los accionistas y del consejo de administración del banco en cuestión.

El IPAB se encargará de la administración y venta de los créditos, derechos, acciones y todos los demás activos que adquiera para llevar a cabo su actividad de acuerdo con la Ley del IPAB, para poder maximizar su valor de recuperación. El IPAB debe garantizar que la venta de los activos se haga públicamente y promoverá procedimientos objetivos y transparentes. El Ejecutivo Federal está obligado a presentar al Congreso un informe anual elaborado por el IPAB que incluya de forma detallada todas las transacciones realizadas por el IPAB al 31 de diciembre de cada año.

El IPAB es regido por una Junta de Gobierno conformada por siete vocales: (i) el Secretario de Hacienda y Crédito Público,(ii) el Gobernador del Banco de México, (iii) el Presidente de la CNBV y (iv) cuatro vocales independientes designados por el Ejecutivo Federal y aprobados por las dos terceras partes de los miembros del Senado. Los cuatro miembros mencionados han sido ya nombrados. Ninguna persona que haya ocupado el puesto de Secretario de Hacienda y Crédito Público, Gobernador del Banco de México o Presidente de la CNBV entre 1995 y 1997 y que, como tal, haya sido miembro del comité técnico del FOBAPROA, puede participar en la Junta de Gobierno del IPAB ni ejercer como su secretario ejecutivo.

El FOBAPROA seguirá operando en el corto plazo sólo para administrar los programas de recapitalización y compra de cartera existentes. La Secretaría de Hacienda y Crédito Público y el Banco de México están obligados a llevar a cabo las acciones necesarias para la cancelación del FOBAPROA.

El seguro de depósito que ofrece el IPAB a los depositantes de un banco se pagará en el momento en que se determine la liquidación, suspensión de pagos o quiebra de un banco. El IPAB actuará como liquidador o receptor en estos casos, ya sea directamente o mediante la designación de un representante. A partir del 1 de enero de 2005, el IPAB garantizará las obligaciones de los bancos con sus depositantes y acreedores sólo hasta la cantidad de 400,000 UDIs por persona, por banco.

El sistema de obligaciones garantizadas estipulado en la Ley del IPAB entrará plenamente en vigor a partir del día 1 de enero de 2005. Existe un periodo de transición entre la constitución del IPAB y el 31 de diciembre de 2004. El 31 de mayo de 1999, el IPAB publicó los lineamientos para la implantación gradual del nuevo sistema de seguros de los depósitos durante el periodo de transición. La garantía que ofrece el IPAB sobre los pasivos de los bancos se está reduciendo de forma gradual conforme a las siguientes siete etapas: (1) Primera Etapa: a partir del 1 de junio de 1999, entre los pasivos bancarios que pierden la garantía del IPAB se encuentran las obligaciones subordinadas, algunos créditos interbancarios, pasivos a favor de instituciones financieras que pertenecen a un mismo grupo financiero, pasivos que no cumplen con las normas legales de control o administrativas o con prácticas bancarias solventes (siempre y cuando el beneficiario no haya actuado de buena fe), pasivos y depósitos a favor de los accionistas del banco, miembros del consejo, gerentes destacados, abogados de hecho con poderes administrativos y gerentes generales, así como los pasivos que se deriven de actividades ilícitas relacionadas con el lavado de dinero. (2) Segunda Etapa: a partir del 1 de enero de 2000, los pasivos bancarios que el IPAB dejará de garantizar serán, además de los estipulados en la primera etapa, los pasivos relacionados con instrumentos derivados basados en acciones y en metales. (3) Tercera Etapa: a partir del 1 de enero de 2001, se incluye entre los pasivos bancarios que ya no están garantizados por el IPAB, además de los estipulados en las primeras dos etapas, todas las transacciones en instrumentos derivados que se lleven a cabo en un mercado bursátil reconocido. (4) Cuarta Etapa: a partir del 1 de enero de 2002, los pasivos bancarios que ya no estarán garantizados por el IPAB serán los estipulados en las etapas anteriores además de los depósitos en garantía de pagos a la hacienda pública, contribuciones a favor de la tesorería federal y cuentas de valores liquidables. (5) Quinta Etapa: a partir del 1 de enero de 2003, los pasivos bancarios que ya no estarán garantizados por el IPAB serán los estipulados en las etapas anteriores y todos los pasivos cuyo valor exceda a diez millones de UDIs por persona. (6) Sexta Etapa: a partir del 1 de enero de 2004, el IPAB dejará de garantizar todos los pasivos bancarios, salvo los depósitos y créditos que se ajusten a las secciones I y II del Artículo 46 de la Ley de Instituciones de Crédito y cuyo valor no exceda los cinco millones de UDIs por persona por banco. (7) Séptima Etapa: a partir del 1 de enero de 2005, el IPAB dejará de garantizar todos los pasivos bancarios, salvo los depósitos y créditos cuyo valor no exceda 400,000 UDIs por persona por banco, con la excepción de instrumentos negociables y notas al portador, pasivos a favor de instituciones financieras, de afiliados al banco, de pasivos fuera del curso normal o creados en mala fe o relacionados con el lavado de dinero o cualquier otra actividad ilegal.

Los bancos estarán obligados a pagar al IPAB contribuciones tanto ordinarias como extraordinarias en función de las determinaciones de la Junta de Gobierno del IPAB. El 31 de mayo de 1999, el IPAB publicó los lineamientos que regulan las contribuciones ordinarias. Los lineamientos no establecen contribuciones ordinarias distintas para cada banco en función de su solidez patrimonial y otros factores de riesgo, como se había anunciado anteriormente. En relación con estos lineamientos, todos los bancos están obligados a pagar al IPAB una contribución ordinaria mensual equivalente a 1/12 de 0.4% de sus depósitos y algunos otros pasivos particulares. La base para calcular las contribuciones ordinarias es el total de los pasivos de cada banco, menos: (i) instrumentos de deuda a plazo emitidos por otros bancos comerciales;(ii) créditos a otros bancos comerciales; (iii) créditos del IPAB; (iv) obligaciones de conversión obligatoria emitidas por bancos comerciales; y (v) algunas operaciones a futuro. El IPAB también puede imponer contribuciones extraordinarias a los bancos cuyo total no

puede exceder, en un año, el 0.3% de los depósitos de los bancos. Conjuntamente, las contribuciones ordinarias y las extraordinarias no pueden superar, anualmente, el 0.8% de los pasivos con que cuente cada banco en un año determinado.

El Congreso mexicano asigna una dotación anual de fondos al IPAB para que administre y atienda el pasivo del IPAB, pero este pasivo no se contabiliza como deuda del sector público. En situaciones de emergencia, el IPAB está autorizado para aumentar su grado de endeudamiento cada tres años en una cantidad que no exceda el 6% de los pasivos totales de los bancos mexicanos.

2.E.3. Límite Legal de Crédito Máximo

Semestralmente, el Banco de México establece el límite máximo de financiamiento que cada institución de banca múltiple le puede prestar a una misma persona, entidad o grupo de personas. En el caso de financiamientos a una persona moral, estos límites máximos no pueden exceder de lo que sea menor entre el 30% de capital neto de un banco o el 6% del capital neto de todos los bancos; en financiamientos a personas físicas, lo que sea menor entre el 10% del capital neto de un banco o el 0.5% del capital neto de todos los bancos. Los límites crediticios de todos los bancos se revisan en febrero y agosto de cada año.

2.E.4. Límites de Fondeo

Las restricciones sobre la diversificación de fuentes de financiamiento para un banco se determinan en relación con la penetración que esa institución tiene en el mercado. Para un banco con una penetración en el mercado de menos del 5%, el riesgo máximo de financiamiento con un grupo corporativo particular se limita a 4% del pasivo exigible de dicho banco. Para un banco con una penetración en el mercado de entre 5 y 10%, el riesgo máximo de financiamiento con un grupo corporativo particular se limita al 3%; y para un banco con una penetración en el mercado de más del 10%, el riesgo máximo de financiamiento con un grupo corporativo particular es del 2.5% de sus pasivos exigibles.

2.E.5. Transacciones en Moneda Extranjera

La regulación del Banco de México establece las normas para las transacciones en moneda extranjera de los bancos, ya sea por transacciones al contado, a plazo o con instrumentos derivados.

Al cierre de operaciones de cada día, los bancos solo podrán mantener una Posición de Riesgo Cambiario que, tanto en su conjunto como por cada divisa, no exceda del equivalente al 15% de su capital básico, el cual se determina en términos de las Reglas para los Requerimientos de Capitalización de las Instituciones de Banca Múltiple, dadas a conocer por la Secretaría de Hacienda y Crédito Público, correspondiente al tercer mes inmediato anterior al mes de que se trate.

2.E.6. Transacciones con Instrumentos Derivados

En cumplimiento con las normas de Banco de México, los bancos podrán llevar a cabo operaciones financieras, conocidas como "derivados", celebradas en mercados extrabursátiles o en los mercados reconocidos y autorizados por el Banco de México, según sea el caso, operaciones a futuro, de opción o de swap, sobre los subyacentes siguientes: (i) tasas de interés nominales o reales, en los cuales quedan comprendidos valores emitidos, avalados o garantizados por el Gobierno Federal o por gobiernos extranjeros, (ii) acciones, precios o índices sobre acciones incluyendo índices de bolsa de valores, una acción o un grupo, así como certificados de participación ordinarios (CPOs) sobre acciones que coticen en bolsa, (iii) moneda nacional y extranjera, (iv) metales preciosos, (v) índices de precios y (vi) unidades de inversión (UDIs).

Para poder participar en estas transacciones, los bancos deberán presentar una solicitud de autorización, la cual podrá ser por tiempo definido o indefinido, acompañada de un dictamen expedido por una empresa de consultoría, aprobada por el propio Banco de México, en la que se manifieste que el banco tiene la capacidad técnica para realizar estas operaciones y que cumple con los requerimientos en el manejo y control de sistemas de administración de riesgos, establecidos por el propio Banco de México; asimismo la institución deberá contar con un capital básico que sea por lo menos el noventa por ciento del capital requerido para cubrir sus riesgos de mercado y de crédito.

Las operaciones financieras derivadas se documentaran en contratos marco, los cuales deberán contener los lineamientos y directrices que se establecen para los contratos conocidos en los mercados internacionales como International Foreign Exchange Master Agreement o en aquéllos aprobados por la International Swaps and Derivatives Association, Inc., siempre y cuando no vayan en contra de las disposiciones nacionales aplicables.

El Banco de México podrá autorizar por un plazo y monto determinados la celebración de operaciones financieras derivadas, sin necesidad de que el banco solicitante cumpla con los requisitos anteriormente señalados, siempre y cuando las operaciones tengan como fin exclusivo la cobertura de riesgos propios de dicho banco.

Banco de México podrá suspender o revocar la autorización a los bancos que (i) infrinjan las disposiciones aplicables a dichas operaciones, (ii) dejen de reunir cualquier requerimiento (iii) no tengan el capital mínimo básico, (iv) no le proporcionen la información que solicite o, (v) a juicio del propio Banco de México, realicen operaciones en contra de los sanos usos o prácticas.

Los bancos no podrán celebrar este tipo de operaciones (i) con personas físicas que controlen directa o indirectamente el uno por ciento o más de los títulos representativos del capital pagado de la institución, de la sociedad controladora del grupo financiero, sociedades integrantes o filiales, (ii) miembros del consejo de administración propietarios o suplentes, (iii) ascendientes o descendientes en primer grado o cónyuges de las personas antes señaladas y (iv) con sociedades cuya actividad preponderante sea la realización de las operaciones previstas en las que participen con cualquier carácter las personas mencionadas en los punto (i), (ii) y (iii). En la realización de las operaciones financieras derivadas los bancos podrán recibir en garantía títulos bancarios, derechos derivados de instrumentos de captación bancaria u otro tipo de garantías, mas no podrán recibir obligaciones subordinadas ni acciones emitidas por entidades financieras o sociedades controladoras de grupos financieros. Así mismo en la celebración de estas operaciones podrán dar en prenda títulos o valores de su cartera con el propósito de garantizar el cumplimiento de las obligaciones provenientes de dichas operaciones.

2.E.7. Limitaciones a la Inversión en Otras Entidades

De acuerdo con la Ley para Regular las Agrupaciones Financieras, las subsidiarias de una empresa controladora de servicios financieros no pueden adquirir más del 1% del capital social de otra institución financiera mexicana y bajo ninguna circunstancia pueden poseer capital social de su propia empresa controladora de servicios financieros, de otras subsidiarias de su empresa controladora de servicios financieros ni de entidades accionistas de otras subsidiarias de su empresa controladora de servicios financieros. Además, los miembros de un grupo financiero no pueden otorgar créditos destinados a la adquisición de su capital social ni pueden aceptar como garantía acciones de instituciones financieras mexicanas, sin el consentimiento previo de la Secretaría de Hacienda y Crédito Público (que consultará con el Banco de México y con la comisión reguladora más importante en términos de supervisión de la entidad financiera). Se requiere de la aprobación de la Secretaría de Hacienda y Crédito Público como requisito previo a la adquisición de acciones del capital social de entidades financieras no mexicanas o de entidades que participen en actividades relacionadas con las de un banco.

Además, la Ley de Instituciones de Crédito impone ciertas restricciones sobre las inversiones llevadas a cabo por los bancos mexicanos en valores de capital de empresas que participen en actividades no financieras. Los siguientes lineamientos establecen las pautas de inversión de los bancos mexicanos en el capital contable de dichas empresas: (i) hasta 5% del capital de dichas empresas; (ii) más del 5% pero menos del 15% del capital de dichas empresas durante un periodo de tiempo no superior a tres años, previa autorización de por lo menos 8 miembros del consejo de administración del banco; y (iii) para porcentajes mayores o periodos de tiempo más largos, o para empresas que participen en proyectos de larga duración o que lleven a cabo actividades relacionadas con el desarrollo, se requiere autorización previa de la Secretaría de Hacienda y Crédito Público. Todas las citadas inversiones están sujetas a los lineamientos establecidos por la Secretaría de Hacienda y Crédito Público y deben cumplir con las normas generales relacionadas con la diversificación de activos y riesgos y con reglas de rotación para poder fomentar el apoyo de un mayor número de proyectos. El monto total de las inversiones de este tipo realizadas por un banco no puede superar el 5% de la base de depósitos del banco. Además, bajo la Ley de Instituciones de Crédito, es necesaria la aprobación de la Secretaría de Hacienda y Crédito Público antes de poder llevar a cabo la fusión de un banco comercial con cualquier otra entidad.

2.E.8. Restricciones en los Derechos de Retención y Garantías

De acuerdo a la Ley de Instituciones de Crédito, los bancos tienen específicamente prohibido (i) ofrecer sus propiedades como garantía (salvo si el Banco de México o la CNBV lo autorizan o si el caso se ajusta a la descripción anterior relacionada con las transacciones en instrumentos derivados) y (ii) garantizar las obligaciones de terceros, salvo, generalmente, en los casos de cartas de crédito y aceptaciones bancarias.

2.E.9. Secreto Bancario; Burós de Crédito

En cumplimiento con la Ley de Instituciones de Crédito, un banco mexicano no puede proporcionar información alguna relacionada con la identidad de sus clientes o depósitos específicos, servicios o cualquier otra operación bancaria (incluidos los créditos), a ninguna persona que no sea (i) el depositante, el deudor, el titular o el beneficiario de la cuenta y sus representantes legales, (ii) autoridades judiciales que participen en procedimientos en los que el titular de la cuenta sea parte o acusado, (iii) autoridades del sistema tributario mexicano, a través de la CNBV, por motivos de impuestos ó (iv) agencias de información crediticia reguladas por la Ley para Regular las Agrupaciones Financieras. Además, si se cuenta con la aprobación previa de la Secretaría de Hacienda y Crédito Público, una institución financiera puede dar a conocer información relacionada con sus carteras u otros activos en relación con una suscripción, o una transferencia de un porcentaje significativo del capital social de la institución financiera o de la empresa controladora del grupo financiero de la institución financiera.

Se ha autorizado a los bancos y a otras entidades financieras a ofrecer información relacionada con los créditos a los burós de crédito mexicanos debidamente autorizados. Bancomer, junto con otros bancos mexicanos, constituyeron dos sociedades

de información crediticias denominadas Transunión de Crédito, S.A. y Dunn & Bradstreet, S.A. La primera se enfoca en créditos otorgados a personas físicas y la segunda en créditos otorgados a personas morales.

2.E.10. Normativa Relativa al Lavado de Dinero

Las reglas aplicables a las instituciones financieras en relación con la detección y prevención del lavado de dinero, suponen ciertas obligaciones, estándares y requerimientos de revelación que deben seguir las instituciones financieras. Entre las obligaciones impuestas por estas reglas están las políticas y controles de "conocimiento del cliente" e informes relativos a transacciones inusuales y ciertas operaciones relevantes.

2.E.11. Reglas Acerca de las Tasas de Interés

Las reglas del Banco de México limitan el número de tasas de referencia que pueden utilizar los bancos mexicanos como base para determinar las tasas de interés de los créditos nuevos. Para los créditos denominados en Pesos, los bancos pueden optar por cualquiera de: la Tasa de Interés Interbancaria de Equilibrio, Cetes, CCP (antes CPP), la tasa de interés establecida por el Banco de México para su aplicación a créditos fondeados por o descontados con Nacional Financiera, S.N.C. ("Tasa Nafin") o la tasa acordada con los bancos de desarrollo para los créditos fondeados o descontados con los mismos. Para los créditos denominados en UDIs, la tasa de referencia es CCP-UDIs. Para los créditos denominados en dólares, los bancos pueden escoger, ya sea una tasa LIBOR, o la tasa acordada con los bancos o fondos de desarrollo nacionales o internacionales, para los créditos fondeados por o descontados con dichos bancos o fondos.

Las reglas también establecen que sólo una tasa de referencia se puede utilizar con cada transacción y que no se permite el uso de tasas de referencia alternativas, a menos que se discontinúe la tasa de referencia seleccionada, en cuyo caso se puede establecer una tasa de referencia que la sustituya. De manera similar, el diferencial de un banco también se ha restringido a una fórmula única con base en un porcentaje previamente establecido o un número de puntos base añadidos a la tasa de referencia seleccionada.

Adicionalmente, el 18 de diciembre de 1995 el Banco de México publicó nuevas reglas que regulan el rendimiento obtenido por los bancos sobre la deuda de tarjetas de crédito que establece que cierta información relacionada con los intereses cargados se incluya en los estados de cuenta remitidos a los usuarios de las tarjetas.

2.E.12. Ley de Protección y Defensa al Usuario de Servicios Financieros

En abril de 1999 entró en vigor la nueva Ley de Protección y Defensa al Usuario de Servicios Financieros. El objetivo de esta Ley es proteger y defender los derechos e intereses de los usuarios de los servicios financieros. Con este fin, la Ley establece la necesidad de crear una Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros o "CONDUSEF", una entidad autónoma que protege los intereses de los usuarios de servicios financieros. La Comisión nacional ejerce como árbitro en disputas remitidas a su jurisdicción e intenta mejorar las relaciones entre los usuarios de las instituciones financieras y las propias instituciones. Como instituciones bancarias, las subsidiarias bancarias del Grupo deben someterse a la jurisdicción de la Comisión nacional para todos los procesos de conciliación y pueden optar por someterse a la jurisdicción de la Comisión nacional para todos los procesos de arbitraje que se le presenten. Se puede solicitar a las subsidiarias bancarias del Grupo la constitución de reservas para cubrir posibles contingencias derivadas de los procesos que se lleven en la Comisión. Las subsidiarias bancarias del Grupo pueden estar sujetas a recomendaciones por parte de la Comisión nacional relacionadas con sus acuerdos estándares o con la información utilizada para ofrecer sus servicios. Las subsidiarias bancarias del Grupo pueden estar sujetas a las medidas o sanciones coercitivas que imponga la Comisión nacional.

2.E.13. Grupos Financieros: Convenio Unico de Responsabilidad

La Ley para Regular las Agrupaciones Financieras establece que todas las empresas controladoras de servicios financieros, tales como el emisor, deben alcanzar un acuerdo con cada una de sus subsidiarias de servicios financieros. En cumplimiento de estos acuerdos, la empresa controladora es responsable de manera subsidiaria y sin limitación alguna de la satisfacción de las obligaciones adquiridas por sus subsidiarias como resultado de las actividades autorizadas que ejerza la empresa subsidiaria, y es totalmente responsable de ciertas pérdidas de sus subsidiarias, hasta por el total de los activos de la empresa controladora. Para este propósito, se considera que una empresa subsidiaria tiene pérdidas si (i) el patrimonio de los accionistas representa una cantidad menor a la cantidad mínima que la empresa subsidiaria debe poseer como capital social conforme a la regulación aplicable, (ii) el capital y las reservas son menores a la cantidad exigible a la empresa subsidiaria conforme a la regulación aplicable o (iii) a juicio de la comisión reguladora que supervise la actividad de la empresa subsidiaria, ésta es insolvente y no puede cumplir con sus obligaciones. Ninguna subsidiaria es responsable por las pérdidas de la empresa controladora ni de ninguna de sus empresas subsidiarias. El emisor ha firmado un acuerdo de estas características con sus subsidiarias de servicios financieros.

2.E.14. Administración de Fondos de Pensiones

La Ley del Seguro Social estableció el sistema de pensiones AFORE. Entre otros beneficios económicos y otros servicios proporcionados a los participantes en el sistema de seguridad social, la Ley del Seguro Social establece que cada trabajador puede contratar una cuenta de retiro independiente, que se administrará por una AFORE aprobada. En cumplimiento de la

Ley de AFOREs, entre las funciones principales de una AFORE se incluyen, las siguientes: (i) la administración de los fondos de pensiones de acuerdo a lo estipulado en la Ley del Seguro Social, (ii) la creación y administración de cuentas de pensión individuales para cada trabajador, (iii) la creación, administración y operación de fondos de pensiones especializados o SIEFOREs, (iv) la distribución y adquisición de acciones de SIEFOREs, (v) la contratación de seguros de pensiones y (vi) la distribución, en ciertos casos, de los fondos individuales directamente a los trabajadores pensionados.

Las AFOREs y SIEFOREs están sujetas a la supervisión de la CONSAR, que está a cargo de la coordinación, regulación y supervisión del sistema de pensiones. De acuerdo con la Ley del Seguro Social, ninguna AFORE puede poseer más del 17% del mercado. A partir del 1 de julio de 2001, este límite se incrementó a un 20% del mercado.

2.E.15. Supervisión y Regulación Bancaria en las Islas Caimán

Para poder realizar actividades comerciales desde las Islas Caimán, todos los bancos están obligados a obtener una licencia por parte del gobierno de dicho lugar, en cumplimiento de la segunda revisión (2000) de la Ley de Bancos y Compañías Fiduciarias de las Islas Caimán (*Banks and Trust Companies Law*, ó la "Ley de Instituciones de Crédito de las Islas Caimán"). En cumplimiento con la Ley de Instituciones de Crédito de las Islas Caimán, Bancomer es titular de una licencia bancaria de categoría "B"; Mercury Bank es titular de una licencia bancaria de categoría "A". Una licencia bancaria de categoría "A" permite llevar a cabo negocios bancarios tanto de forma local como en el extranjero. Una licencia bancaria de categoría "B" (sin restricciones) permite llevar a cabo transacciones bancarias en cualquier lugar del mundo, pero limita la actividad en las Islas Caimán sólo a las actividades bancarias relacionadas con la actividad bancaria en el extranjero.

La Autoridad monetaria de las Islas Caimán (la "Autoridad monetaria") se estableció en 1996 con la responsabilidad de, entre otras cosas, supervisar a la industria bancaria en este lugar. La Autoridad monetaria ahora opera bajo el auspicio de la Ley de la Autoridad Monetaria (revisión de 2000).

Como poseedor de una licencia en las Islas Caimán, y al no estar incorporado en dicho lugar, Bancomer está en general obligado a proporcionar una copia de las cuentas anuales auditadas de su sede a la Autoridad monetaria durante los tres meses posteriores al último día de su año fiscal. La Autoridad monetaria tiene la obligación de revisar de manera continua la actividad bancaria en las Islas Caimán, de llevar a cabo investigaciones para determinar que la situación financiera de los poseedores de las licencias es sólida, de investigar cualquier ofensa contra las leyes de las Islas Caimán que, en función de los datos en su poder, apunte con un grado razonable de certeza a un poseedor de licencia bancaria o a cualquiera de sus gerentes o funcionarios en su capacidad como tales y de examinar la cuentas y cuentas auditadas que le sean remitidas y de elaborar los informes pertinentes para el Gobernador de las Islas Caimán. Las violaciones de ciertas provisiones de la Ley de Instituciones de Crédito de las Islas Caimán están sujetas a sanciones administrativas (incluida la cancelación de la licencia), multas y penas criminales.

2.E.16. Beneficios Fiscales Especiales

En relación a los beneficios fiscales especiales, el Grupo no goza de beneficios fiscales o impuestos especiales.

2.F. Recursos Humanos

Al 31 de diciembre de 2001, el Grupo empleaba a 31,295 personas. De éstas, 27,520 laboraban en Bancomer.

Conforme a las leyes laborales mexicanas, Grupo Financiero BBVA Bancomer incurre en costos por concepto de indemnización en caso de despido de algún empleado bajo ciertas circunstancias, así como en el pago por prima de antigüedad en aquellos casos de aquellos empleados que han laborado con el Grupo por un término mínimo de 15 años. Además se ofrecen fondos de pensión a los empleados que se retiran por antigüedad y seguro de vida e invalidez para aquellos que son elegibles para obtener dicho beneficio. Las leyes laborales les otorgan a los trabajadores el derecho a participar de las utilidades y dicha participación debe repartirse anualmente con base en el 10% de las utilidades antes de impuestos. Las prestaciones que se han otorgado a los empleados del Grupo, incluyen programas de prestaciones e incentivos adicionales a aquellos que han sido establecidos por las leyes laborales.

En términos generales, la administración considera que la relación laboral con sus empleados es buena. BBVA Bancomer no ha experimentado ningún paro laboral.

2.G. Información de Mercado

BBVA Bancomer es líder en las principales líneas de negocio, destacando una participación de mercado de 29% en captación tradicional, donde ocupa el primer lugar del Sistema Bancario al 31 de diciembre de 2001.

Participación de Mercado (%) Millones de pesos al 31 de diciembre de 2001	**MERCADO**	**BBVA Bancomer**	**BBVA Bancomer**	**Banamex**	**Santander + Serfin**
Negocio Bancario[1]					
Activos	1,584,859	415,111	26.2%	23.1%	15.8%
Captación Tradicional	1,125,993	324,581	28.8%	22.7%	16.5%
Crédito Total	649,271	165,861	25.6%	26.0%	10.3%
Sucursales	6,511	1,756	27.0%	22.8%	14.2%
Administración de Fondos para el Retiro[2]	247,804	53,909	21.8%	14.9%	9.0%
Sociedades de Inversión de Deuda[3]	222,007	50,702	22.8%	10.8%	15.9%
Negocio no Bancario					
Seguros Bancomer[4]*	5,855	2,363	40.4%	29.2%	4.1%
Pensiones Bancomer[4]**	42,843	9,173	21.4%	11.1%	0.0%

Fuente: (1) CNBV, (2) Consar, (3) Publicaciones de Empresas, (4) AMIS
* Con base en Primas Emitidas
** Con base en Reservas Acumuladas

Ventajas Competitivas

Como resultado del exitoso proceso de integración tecnológica de su red de sucursales bancarias, GFBB mantiene una importante ventaja competitiva, al contar con la mayor red de distribución en el país, integrada por 1,756 sucursales y 3,712 *cajeros automáticos. GFBB espera obtener beneficios significativos a futuro al contar con una plataforma tecnológica* unficada única en México, que incluyen: la reducción de operaciones administrativas y la disponibilidad de mayores recursos para la actividad comercial en la red de sucursales; los menores costos en tecnología y telecomunicaciones; el impulso de sinergias de ingresos a través de venta cruzada de productos; y, sobre todo, la posibilidad de ofrecer un servicio más completo, ágil y eficiente a todos sus clientes.

Otra importante ventaja competitiva de GFBB es que mantiene una posición de liderazgo en los principales negocios en los que participa en el mercado mexicano.

2.H. Información Financiera por Línea de Negocio y Zona Geográfica

Depósitos por Entidad Federativa[1] Millones de Pesos Constantes Al 31 de diciembre de 2001	2001 Exigibilidad Inmediata	2001 Plazo	2000 Exigibilidad Inmediata	2000 Plazo	1999 Exigibilidad Inmediata	1999 Plazo
AGUASCALIENTES	1,169	1,954	1,144	1,661	962	1,473
B.C.N.	5,105	2,559	4,714	3,228	4,173	2,083
B.C.S.	699	222	637	224	602	189
CAMPECHE	852	484	731	475	622	353
COAHUILA	3,145	2,724	2,781	3,655	2,225	3,451
COLIMA	531	692	547	788	442	574
CHIAPAS	1,583	1,980	1,551	2,127	1,341	1,412
CHIHUAHUA	4,391	3,140	4,242	3,599	3,443	2,922
DISTRITO FEDERAL	43,253	39,410	37,236	48,930	35,094	40,117
DURANGO	899	1,445	930	1,580	781	1,268
GUANAJUATO	4,614	6,910	4,380	7,977	3,572	6,698
GUERRERO	1,480	2,357	1,288	2,455	1,038	2,113
HIDALGO	1,690	2,294	1,531	2,511	1,297	2,082
JALISCO	11,969	14,587	11,342	15,297	9,879	16,708
MEXICO	10,381	12,270	9,862	13,095	8,281	11,242
MICHOACAN	4,297	7,520	3,847	7,542	3,026	6,447
MORELOS	1,423	1,717	1,380	2,282	1,153	1,871
NAYARIT	857	1,401	819	1,569	659	996
NUEVO LEON	5,170	5,584	4,505	5,688	3,861	5,374
OAXACA	1,643	2,086	1,437	2,120	1,217	1,793
PUEBLA	4,373	5,399	4,060	6,175	3,538	6,071
QUERETARO	1,880	1,751	1,716	1,887	1,473	1,559
QUINTANA ROO	1,099	442	1,013	438	890	383
SAN LUIS POTOSI	1,627	2,301	1,471	2,702	1,274	2,247
SINALOA	1,820	2,021	1,713	2,209	1,526	1,948
SONORA	2,628	2,688	2,355	2,665	2,031	2,169
TABASCO	1,578	1,306	1,613	1,325	1,241	961
TAMAULIPAS	2,804	2,993	2,677	3,448	2,570	2,795
TLAXCALA	758	721	744	825	543	730
VERACRUZ	4,922	4,685	4,197	5,701	3,735	4,762
YUCATAN	1,132	1,166	997	1,495	824	1,183
ZACATECAS	882	1,631	867	1,746	667	1,500
Agencias del Extranjero	1,938	17,546	1,518	20,655	1,260	27,918
Total	**132,592**	**155,985**	**119,842**	**178,072**	**105,239**	**163,390**

(1) Estados Financieros Consolidados con Udis y sin Subidiarias. (No incluye préstamos de bancos y acreedores por intereses e incluye coberturas y obligaciones subordinadas).

Cartera de Crédito por Entidad Federativa[1]
Millones de Pesos Constantes
Al 31 de diciembre de 2001

	2001			2000			1999		
	Comercial	Vivienda	Consumo	Comercial	Vivienda	Consumo	Comercial	Vivienda	Consumo
AGUASCALIENTES	113	950	192	404	1,087	154	396	664	125
B.C.N.	933	2,502	208	1,146	2,601	196	1,283	2,522	171
B.C.S.	10	178	55	105	185	44	178	199	39
CAMPECHE	56	129	165	243	152	47	474	128	45
COAHUILA	1,359	1,311	167	2,184	1,412	333	2,514	1,554	267
COLIMA	83	566	52	457	647	48	632	716	43
CHIAPAS	758	359	282	980	389	128	1,098	392	119
CHIHUAHUA	1,050	1,915	231	2,036	2,039	223	2,540	2,165	194
DISTRITO FEDERAL	46,803	13,564	7673	55,387	12,844	6,484	62,193	13,520	6,026
DURANGO	668	115	745	838	124	87	837	149	65
GUANAJUATO	340	2,597	444	1,211	3,263	350	1,419	1,623	282
GUERRERO	21	462	138	123	579	107	173	548	87
HIDALGO	39	531	139	68	587	98	120	555	84
JALISCO	2,758	4,311	350	4,516	4,819	783	11,479	12,125	818
MEXICO	7,729	1,697	219	9,893	1,901	231	11,768	1,792	213
MICHOACAN	405	1,055	270	617	1,166	224	1,101	787	179
MORELOS	73	968	67	392	1,119	129	309	952	118
NAYARIT	15	120	78	18	141	39	68	58	33
NUEVO LEON	5,485	4,406	819	10,698	4,788	734	12,527	4,997	659
OAXACA	175	206	365	273	217	59	391	243	52
PUEBLA	1,321	1,721	233	1,690	2,044	354	1,847	1,957	309
QUERETARO	109	1,960	188	342	2,141	151	415	1,822	124
QUINTANA ROO	21	956	95	64	1,096	65	166	785	66
SAN LUIS POTOSI	499	491	111	807	506	156	788	589	125
SINALOA	1,281	754	350	1,622	912	202	2,045	733	164
SONORA	2,784	1,203	395	3,675	1,316	184	4,000	1,246	170
TABASCO	141	446	128	346	518	144	513	500	124
TAMAULIPAS	538	1,452	316	1,327	1,582	332	1,678	1,591	277
TLAXCALA	180	123	231	236	141	31	209	142	29
VERACRUZ	443	972	430	1,389	1,029	430	1,644	1,091	344
YUCATAN	324	868	207	641	913	154	725	1,101	126
ZACATECAS	24	270	67	93	303	58	255	264	48
Agencias del Extranjero	24,992	0	0	21,032	0	0	20,607	0	0
Total	**101,532**	**49,160**	**15,411**	**124,850**	**52,557**	**12,758**	**146,390**	**57,510**	**11,524**

(1) Estados Financieros Consolidados con Udis y sin Subsidiarias (Incluye intereses cobrados por anticipado, carga financiera por devengar en contratos de arrendamiento y depósitos en garantía).

2.I. Estructura Corporativa

La siguiente tabla detalla las participaciones accionarias de GFBB en sus principales subsidiarias:

	Al 31 de diciembre de 2001
Bancomer	99.99%
Bancomer Servicios	99.99%
Casa de Bolsa Bancomer	99.99%
Seguros Bancomer	75.01%
Pensiones Bancomer	99.99%
Bancomer Gestión	99.99%

En Asamblea General Extraordinaria de Accionistas de Grupo Financiero BBVA Bancomer, celebrada el 3 de octubre de 2001 se aprobó la venta de la participación accionaria que el Grupo mantenía en Crédito Familiar, S.A. de C.V. y Seguros BBV-Probursa, S.A. de C.V. Estas ventas se realizaron en el mes de diciembre de 2001 y generaron una utilidad para el Grupo Financiero de 244 millones de pesos aproximadamente.

Adicionalmente el Grupo tiene participación en Factoraje Probursa, S.A. de C.V. y Casa de Cambio Probursa, S.A. de C.V. del 99.99% y 89.56%, respectivamente, las cuales actualmente se encuentran en proceso de liquidación.

Al 31 de diciembre de 2001, Bancomer, principal subsidiaria del Grupo, tenía como subsidiarias consolidadas significativas las siguientes:

	% Participación
Bancomer Transfer Services, Inc.	100.00%
Mercury Bank & Trust Limited	100.00%
Administradora de Fondos para el Retiro Bancomer, S.A. de C.V.	75.00%

En mayo de 2001, Inmobiliaria Bancomer, S.A. de C.V., adquirió de BBVA Bancomer Servicios, S.A. el 99.99% de las acciones representativas del capital social de Opción Volcán, S.A. de C.V.

Por otra parte, en agosto de 2001 BBVA Bancomer, S.A. adquirió de BBVA Bancomer Servicios, S.A., el 99.99% de las acciones representativas del capital social de Inmobiliaria Pro Río San Angel, S.A de C.V.

En Asamblea General Extraordinaria de Accionistas de BBVA Bancomer, celebrada el 31 de agosto de 2001, se aprobó la fusión de esta Institución como entidad fusionante con Inmobiliaria Bancomer, S.A. de C.V., Inmobiliaria Promex, S.A. de C.V., Inmobiliaria Procorp, S.A. de C.V., Properiférico, S.A. de C.V., e Inmobiliaria Pro Río San Angel, S.A. de C.V. como entidades fusionadas.

Adicionalmente, Bancomer consolida otras 10 subsidiarias. Finalmente, Bancomer tiene una participación indirecta del 25.4% en el capital de Alestra, una de las operadoras líderes de telefonía de larga distancia en México.

2.J. Descripción de sus Principales Activos

2.J.1 Inmuebles

Al 31 de diciembre de 2001, el Grupo ocupaba aproximadamente 2,118 inmuebles para su operación. En estos inmuebles se encuentran instaladas las oficinas de la red de sucursales, centros regionales, módulos de atención de tarjeta de crédito, oficinas corporativas de seguros, afore y casa de bolsa. El Grupo es propietario a través de sus diferentes subsidiarias de 756 inmuebles, localizados principalmente en la República Mexicana. El edificio corporativo de Centro Bancomer, inaugurado en 1979 en la Ciudad de México, con una superficie de aproximadamente 120,000 metros cuadrados, es actualmente el inmueble más grande del Grupo. Centro Bancomer cuenta con cobertura de seguro contra daños. Adicionalmente, el Grupo tiene 1,348 inmuebles rentados -con plazos entre 1 y 15 años, principalmente- y 14 inmuebles con contrato de comodato.

2.J.2. Infraestructura Tecnológica

El Grupo cuenta con una de las redes de comunicación y el centro de proceso de datos más grandes de México y Latinoamérica. A través de esta importante red de comunicaciones se enlazan las sucursales y centros operativos ubicados en más de 450 plazas de la República Mexicana, para atender a los más de 9 millones de clientes del Grupo, con un total de 95 millones de transacciones mensuales, realizadas en los diferentes canales de distribución.

Adicionalmente, el Grupo cuenta con un moderno centro de respaldo, construido en una superficie de aproximadamente 70,000 metros cuadrados, localizado en la ciudad de Monterrey, N.L. En este centro de respaldo se siguen estrictas normas de seguridad de datos para respaldar millones de transacciones que se operan diariamente, garantizando la seguridad e integridad de las mismas, ante cualquier contingencia.

2.K. Procesos Judiciales, Administrativos o Arbitrales

No existe ningún proceso judicial, administrativo o arbitral relevante distinto de aquellos que forman parte del curso normal del negocio, incluyendo los relativos a quiebra o suspensión de pagos, en los cuales se encuentre o pueda encontrarse involucrado Grupo Financiero BBVA Bancomer, S.A. de C.V., sus subsidiarias o sus accionistas, consejeros y principales funcionarios, que haya tenido o pueda tener un impacto significativo sobre los resultados de la operación y de la empresa.

2.L. Acciones Representativas del Capital Social

Al 31 de diciembre de 2001, GFBB contaba con una sola serie accionaria, la serie O, la cual tiene plenos derechos de voto y económicos.

Grupo Financiero BBVA Bancomer	31 de diciembre de 2001			31 de diciembre de 2000			31 de diciembre de 1999		
	Capital Social	Acciones Emitidas (no suscritas)	Capital Pagado	Capital Social	Acciones Emitidas (no suscritas)	Capital Pagado	Capital Social	Acciones Emitidas (no suscritas)	Capital Pagado
Serie A							3,060,000,000	747,738,726	2,312,261,274
Serie B							2,940,000,000	343,828,183	2,596,171,817
Serie O	8,240,000,000	200,339,667	8,039,660,333	6,000,000,000	1,116,174,482	4,883,825,518			
Serie L	1,160,000,000	143,828,382	1,016,171,618	2,400,000,000	1,384,991,747	1,015,008,253	2,400,000,000	1,250,994,038	1,149,005,962
Saldo Fin Año Anterior	9,400,000,000	344,168,049	9,055,831,951	8,400,000,000	2,501,166,229	5,898,833,771	8,400,000,000	2,342,560,947	6,057,439,053
Disminución Capital Social				(2,454,683,159)	(2,454,683,159)				
Aumento Capital Social	1,160,000,000	143,828,382	1,016,171,618	3,454,683,159	3,454,683,159		6,000,000,000	1,188,566,909	4,811,433,091
Intercambio Fusión BBV Probursa					(2,924,499,952)	2,924,499,952			
Suscripción pago IPAB					(145,775,543)	145,775,543			
Suscripción derecho de preferencia					(69,146)	69,146			
Conversión de acciones Serie A y B a Serie O							(6,000,000,000)	(1,188,566,909)	(4,811,433,091)
Conversión de acciones Serie L a Serie O	(1,160,000,000)	(143,828,382)	(1,016,171,618)						
Conversión Obligaciones		(168,781,871)	168,781,871		(93,972,539)	93,972,539		(1,026,718)	1,026,718
Recompra Acciones propias					7,319,000	(7,319,000)		159,632,000	(159,632,000)
Saldo Fin Año Actual	9,400,000,000	175,386,178	9,224,613,822	9,400,000,000	344,168,049	9,055,831,951	8,400,000,000	2,501,166,229	5,898,833,771

Integración accionaria	31 de diciembre de 2001			31 de diciembre de 2000			31 de diciembre de 1999		
	Capital Social	Acciones Emitidas (no suscritas)	Capital Pagado	Capital Social	Acciones Emitidas (no suscritas)	Capital Pagado	Capital Social	Acciones Emitidas (no suscritas)	Capital Pagado
Serie A									
Serie B									
Serie O	9,400,000,000	175,386,178	9,224,613,822	8,240,000,000	200,339,667	8,039,660,333	6,000,000,000	1,116,174,482	4,883,825,518
Serie L				1,160,000,000	143,828,382	1,016,171,618	2,400,000,000	1,384,991,747	1,015,008,253
Total	9,400,000,000	175,386,178	9,224,613,822	9,400,000,000	344,168,049	9,055,831,951	8,400,000,000	2,501,166,229	5,898,833,771

Los eventos ocurridos en el ejercicio 2001 comprenden:

- Canje de acciones serie L por serie O:

En Asamblea General Extraordinaria de Accionistas celebrada el 24 de abril de 2001, se acordó la conversión de las acciones serie L, representativas de la parte adicional del capital social, en acciones serie O, representativas de la parte ordinaria de dicho capital. El 2 de mayo de 2001 tuvo efecto el intercambio de las acciones serie L de la emisora por acciones serie O. Al 31 de diciembre de 2001 el número de acciones íntegramente suscritas y pagadas era de 9,224,613,822 acciones serie O.

- Obligaciones subordinadas de conversión obligatoria:

Durante el mes de agosto de 2001, las obligaciones GFBB 95, 95-2 y 95-3 se convirtieron anticipadamente, según acta de emisión, en títulos representativos de capital social serie O, lo que significó para el Grupo el aumento de 168,781,871 acciones. Esta conversión generó un incremento en el capital social y en la prima en venta de acciones de $19.0 millones y $729.65 millones respectivamente.

- Conversión de Grupo Financiero BBVA Bancomer, S.A. de C.V. en Sociedad Controladora Filial:

En Asamblea General Extraordinaria de Accionistas, celebrada el 3 de octubre de 2001, se aprobó llevar a cabo la conversión de Grupo Financiero BBVA Bancomer, S.A. de C.V. en Sociedad Controladora Filial, de acuerdo con lo dispuesto en el artículo 27-H de la Ley para Regular las Agrupaciones Financieras, sujeta a que: (i) BBVA, a través de su filial BBVA International Investment Corporation, incrementara su participación accionaria en la Sociedad a por lo menos el 51% del capital social y (ii) se obtuvieran las autorizaciones respectivas de las autoridades competentes.

Eventos subsecuentes:

De acuerdo a los oficios de la SHCP del 5 de abril y del 9 de mayo de 2002, se cuenta con la autorización para que Grupo Financiero BBVA Bancomer, S.A. de C.V. se convierta en Sociedad Controladora Filial.

El día 26 de junio de 2002, BBVA Bancomer anunció su conversión en Sociedad Controladora Filial, como consecuencia de que BBVA International Investment Corporation, entidad subsidiaria de BBVA, llegó a detentar el 51% de las acciones representativas de su capital social. Por lo anterior, se procederá a convertir el 51% del capital social, representado por acciones serie O, propiedad de BBVA International Investment Corporation, en acciones serie F. El restante 49% del capital social, representado también por acciones serie O, se convertirá en acciones serie B.

2.M. Dividendos

El Grupo no ha decretado dividendos en los últimos 3 ejercicios.

Actualmente, Grupo Financiero BBVA Bancomer no tiene una política de dividendos aprobada por el Consejo de Administración o por la Asamblea de Accionistas.

La subsidiaria más importante del Grupo es Bancomer. Conforme a las reglas de capitalización vigentes, Bancomer podrá pagar dividendos hasta que se encuentre en cumplimiento con las reglas de capitalización que entran en aplicación en enero del 2003. Bancomer ya cumple con esta condicionante desde el segundo trimestre de 2001.

La utilidad neta del Grupo está sujeta a la disposición legal que requiere que el 5% de las utilidades de cada ejercicio, sin considerar la participación en sus subsidiarias, sea traspasada a la reserva legal, hasta que ésta sea igual al 20% del capital pagado. Esta reserva no es susceptible de distribuirse a los accionistas durante la existencia del Grupo, excepto en la forma de dividendos en acciones.

Los dividendos que se paguen a partir de 1999, a personas físicas o residentes en el extranjero, estarán sujetos a retención del impuesto sobre la renta a una tasa efectiva del 7.5 al 7.7%, la cual varía según el año en que las utilidades hayan sido generadas, retención que no existe a partir de 2002. Además, en caso de repartir utilidades que no hubieran causado el impuesto aplicable a la empresa, éste tendrá que pagarse al distribuir el dividendo.

Las reducciones de capital causarán impuestos sobre el excedente del monto repartido contra su valor fiscal, determinado de acuerdo a lo establecido por la Ley del Impuesto sobre la Renta.

III. INFORMACION FINANCIERA

Presentación de la Información Financiera Seleccionada y de los Comentarios y Análisis de la Administración sobre los Resultados de Operación y Situación Financiera de la Compañía

La información financiera seleccionada y los comentarios y análisis sobre los resultados de operación y situación financiera del Grupo, contemplan los diferentes impactos en la información financiera derivados de diferentes eventos corporativos. Dentro de éstos destacan los siguientes:

- Grupo Financiero BBVA Bancomer.- La información financiera incorpora por el primer semestre de 2000 únicamente los resultados de Grupo Financiero Bancomer y no los de Grupo Financiero BBV-Probursa, que fueron incorporados como parte del patrimonio al momento de concretarse la fusión entre los dos Grupos. Por el segundo semestre, el Grupo incorporó en sus utilidades aquellas generadas por las subsidiarias adquiridas tras la fusión. Los resultados de Promex se incorporaron en GFBB a partir del 10 de agosto de 2000, fecha en que fue adquirido por el Grupo. Adicionalmente, el 14 de enero de 2000, el Grupo vendió su participación en Seguros Monterrey Aetna, empresa de seguros tradicionales. Desde el 1o. de enero de 1998, los estados financieros del Grupo se presentan adoptando los lineamientos emitidos por la Comisión Nacional Bancaria y de Valores, principalmente a través de sus circulares 1384 y 1400, que establecen los criterios contables en materia de registro, valuación y presentación a que deben sujetarse las sociedades controladoras de grupos financieros a partir del primero de enero de 1998.
- En Asamblea General Extraordinaria de Accionistas de Grupo Financiero BBVA Bancomer, celebrada el 3 de octubre de 2001 se aprobó la venta de la participación accionaria que el Grupo mantenía en Crédito Familiar, S.A. de C.V. y Seguros Probursa, S.A. de C.V. Estas ventas se realizaron en el mes de diciembre de 2001 y generaron una utilidad para el Grupo Financiero de 244 millones de pesos aproximadamente.
- Negocio Bancario.- La información financiera incorpora por el primer semestre de 2000 únicamente los resultados de Bancomer y no los de Bancomer Servicios (antes BBV-México, la subsidiaria bancaria de Grupo Financiero BBV-Probursa). Por el segundo semestre, el Negocio Bancario incorporó en sus utilidades aquellas generadas tanto por Bancomer como por Bancomer Servicios. Los resultados de Promex se incorporaron en el Negocio Bancario a partir del 10 de agosto de 2000, fecha en que fue adquirido por el Grupo. Promex fue fusionado con Bancomer el 18 de septiembre de 2000. Adicionalmente, el 1 de noviembre de 2000, Bancomer y Bancomer Servicios llevaron a cabo una reorganización de negocios (ver II.1., Historia y Desarrollo del Emisor). Finalmente, la información financiera incorpora el 51% de los resultados de Afore Bancomer hasta el 30 de noviembre de 2000. A partir del 1 de diciembre de 2000, se incorpora en el Negocio Bancario el 75% de los resultados de Afore Bancomer, resultado de la adquisición de una participación adicional en la empresa.
- Seguros Bancomer y Pensiones Bancomer.- La información financiera incorpora el 51% de los resultados de Seguros Bancomer y Pensiones Bancomer hasta el 30 de noviembre de 2000. A partir del 1 de diciembre de 2000, se incorpora en el Grupo el 75% de los resultados de Seguros Bancomer y el 100% de los resultados de Pensiones Bancomer, resultado de la adquisición de participaciones adicionales en las empresas.
- Casa de Bolsa Bancomer.- Casa de Bolsa Bancomer es la entidad resultante de la fusión entre Casa de Bolsa Bancomer y Casa de Bolsa BBV-Probursa (la subsidiaria de intermediación bursátil de Grupo Financiero BBV-Probursa). La información financiera incorpora por el primer semestre de 2000 únicamente los resultados de Casa de Bolsa Bancomer y no los de Casa de Bolsa BBV-Probursa. Por el segundo semestre, Casa de Bolsa Bancomer incorporó en sus utilidades aquellas generadas tanto por Casa de Bolsa Bancomer como por Casa de Bolsa BBV-Probursa. El cambio de denominación de Casa de Bolsa BBV-Probursa al de Casa de Bolsa Bancomer fue aprobado por los accionistas el 30 de noviembre de 2000, efectivo a partir del 22 de mayo de 2001.

1. Información Financiera Seleccionada*

**Ver "Presentación de la Información Financiera Seleccionada y de los Comentarios y Análisis de la Administración sobre los Resultados de Operación y Situación Financiera de la Compañía"*

Grupo Financiero BBVA Bancomer Pesos actualizados a poder adquisitivo del 31 de diciembre de 2001 con tipo de cambio a la misma fecha. **Datos por acción**	**2001**	**2000**	**1999**
Utilidad neta (millones de pesos)	**6,091**	**1,765**	**3,920**
Primaria	0.67	0.24	0.66
Con dilución total	0.66	0.24	0.64
Valor en libros con dilución	4.60	4.21	4.20
Acciones totales en circulación (millones promedio)	9,144	7,457	5,899
Acciones totales con dilución (millones promedio)	9,194	7,640	6,155
Precio (pesos nominales)	8.35	5.32	3.87
Valor de capitalización (millones de pesos nominales)	77,026	48,177	22,829
Razones de rentabilidad %			
Rendimiento sobre capital mayoritario promedio	16.2	5.6	14.3
Rendimiento sobre activo promedio	1.5	0.5	1.2
Eficiencia	60.2	68.1	60.6
Información por ADR (USD)			
Utilidad neta			
Primaria	1.46	0.49	1.44
Con dilución total	1.45	0.51	1.40
Valor en libros con dilución	10.03	8.76	10.93
Negocio Bancario			
Indicadores de rentabilidad (%)			
Margen financiero neto	5.6	5.9	6.7
Rendimiento sobre activo promedio	1.4	0.4	1.2
Rendimiento sobre capital mayoritario promedio	17.7	5.4	12.5
Eficiencia	59.6	69.9	64.1
Indicadores de calidad de activos (%)			
Indice de cartera vencida neta, excl. FOBAPROA	(0.9)	(1.4)	2.6
Indice de cartera vencida bruta, incl. FOBAPROA	5.0	7.8	8.3
Indice de cartera vencida bruta, excl. FOBAPROA	7.6	11.5	11.8
Cartera vencida neta a capital contable	(3.6)	(7.6)	13.0
Cobertura de reservas	111.9	111.8	80.3
Razones de capitalización (%)			
Capital básico	12.2	9.0	8.5
Capital total	15.7	13.1	13.6

Indicadores Económicos	**2001**	**2000**	**1999**
PIB (tasa real de crecimiento anual)	-0.3%	6.6%	3.8%
Inflación (fin de período)	4.4%	8.9%	12.3%
TIIE a 28 días (promedio diciembre)	7.9%	18.6%	18.8%
TIIE a 28 días (promedio anual)	12.9%	17.0%	24.1%
Tipo de cambio (fin de período) (pesos/dólar)	9.2	9.6	9.5
Inversión directa (millones de dólares)	24,730	14,190	12,534
Riesgo país (fin de período) (1)	308	392	363

(1) EMBI Global JPMorgan

Grupo Financiero BBVA Bancomer Millones de Pesos al 31 de Diciembre de 2001	2001	2000	1999
Total Activos	**425,538**	**413,691**	**301,048**
Disponibilidades	64,519	49,648	26,648
Instrumentos Financieros	64,497	43,571	35,466
Total Cartera	165,864	189,576	159,045
Créditos al FOBAPROA	85,753	87,665	52,976
Estimación preventiva para riesgos crediticios	(14,185)	(24,302)	(17,398)
Impuestos diferidos neto	25,028	27,244	16,023
Otros Activos	34,063	40,289	28,288
Total Pasivos	**378,077**	**374,581**	**269,306**
Depósitos	322,690	314,621	212,077
Bonos bancarios	503	1,276	574
Obligaciones subordinadas en circulación	7,511	9,974	8,244
Prestamos interbancarios y de otros organismos	38,601	38,435	42,566
Otros Pasivos	8,772	10,275	5,845
Total Capital Contable	**47,460**	**39,110**	**31,742**

Grupo Financiero BBVA Bancomer Estado de Resultados Millones de pesos al 31 de diciembre de 2001	2001	2000	1999
Margen financiero	**20,947**	**19,659**	**19,278**
Estimaciones preventivas para riesgos crediticios	(2,481)	(3,593)	(5,911)
Margen financiero ajustado por riesgos crediticios	**18,467**	**16,066**	**13,367**
Comisiones netas	10,167	8,751	7,811
Resultado por intermediación	2,041	149	584
Ingresos totales de la operación	**30,674**	**24,966**	**21,762**
Gastos de administración y promoción	(19,975)	(19,457)	(16,777)
Resultado de la operación	**10,699**	**5,509**	**4,985**
Otros ingresos (gastos) neto	(943)	(1,510)	(546)
Resultado antes de ISR y PTU	**9,756**	**3,999**	**4,439**
ISR y PTU netos	(3,330)	(550)	(321)
Resultado antes de part. en subsidiarias y asociadas	**6,426**	**3,449**	**4,118**
Participación en el resultado de subsidiarias y asociadas	33	(79)	79
Resultado por operaciones continuas	**6,460**	**3,370**	**4,197**
Oper. discontinuas, partidas extraord. y cambios en políticas contables, net	(157)	(1,282)	0
Resultado neto antes de interés minoritario	**6,302**	**2,088**	**4,197**
Interés minoritario	(212)	(323)	(276)
Utilidad neta	**6,091**	**1,765**	**3,921**

Grupo Financiero BBVA Bancomer Millones de Pesos al 31 de Diciembre de 2001	4T 2001	3T 2001	2T 2001	1T 2001
Ingreso por intereses	11,586	12,950	15,451	18,579
Gasto por intereses	(6,641)	(8,105)	(10,785)	(13,443)
Resultado por posición monetaria neto (m. fin.)	367	201	360	426
Margen financiero	**5,312**	**5,046**	**5,026**	**5,562**
Estimación preventiva para riesgos crediticios	(1,304)	(449)	(349)	(378)
Margen financiero ajustado	**4,008**	**4,597**	**4,677**	**5,184**
Comisiones y tarifas cobradas (pagadas) neto	2,524	2,880	2,427	2,337
Resultado por intermediación	659	(299)	1,070	610
Ingresos (Egresos) totales de la operación	**7,191**	**7,178**	**8,174**	**8,131**
Gastos de administración y promoción	(4,850)	(4,920)	(5,093)	(5,111)
Resultado de la operación	**2,341**	**2,258**	**3,081**	**3,020**
Otros ingresos (gastos), neto	45	12	(622)	(379)
Resultado antes de ISR y PTU	**2,386**	**2,270**	**2,459**	**2,641**
ISR y PTU causados	(25)	(229)	(154)	(242)
ISR y PTU diferidos	(685)	(549)	(830)	(615)
Resultado antes de participación en subsidiarias, asociadas y afiliadas	**1,676**	**1,492**	**1,475**	**1,784**
Participación en el result. de subs., asoc. y afil.	(71)	(49)	55	98
Resultado por operaciones continuas	**1,605**	**1,443**	**1,530**	**1,882**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables	(157)	0	0	0
Resultado Neto antes del Minoritario	**1,448**	**1,443**	**1,530**	**1,882**
Interés minoritario	(30)	(78)	(34)	(70)
Resultado Mayoritario	**1,418**	**1,365**	**1,496**	**1,812**

Grupo Financiero BBVA Bancomer Millones de Pesos al 31 de Diciembre de 2001	4T 2000	3T 2000	2T 2000	1T 2000
Ingreso por intereses	19,938	19,121	12,956	14,008
Gasto por intereses	(14,252)	(14,190)	(9,689)	(10,188)
Resultado por posición monetaria neto (m. fin.)	675	477	269	533
Margen financiero	**6,361**	**5,409**	**3,535**	**4,353**
Estimación preventiva para riesgos crediticios	(516)	(633)	(673)	(1,770)
Margen financiero ajustado	**5,845**	**4,776**	**2,862**	**2,584**
Comisiones y tarifas cobradas (pagadas) neto	2,469	2,198	1,957	2,127
Resultado por intermediación	162	374	(691)	305
Ingresos (Egresos) totales de la operación	**8,476**	**7,348**	**4,127**	**5,016**
Gastos de administración y promoción	(5,576)	(5,515)	(4,147)	(4,219)
Resultado de la operación	**2,900**	**1,834**	**(20)**	**797**
Otros ingresos (gastos) neto	(881)	(340)	(3)	(285)
Resultado antes de ISR y PTU	**2,019**	**1,493**	**(24)**	**512**
ISR y PTU causados	(355)	(231)	(111)	(186)
ISR y PTU diferidos	(391)	(14)	346	391
Resultado antes de participación en	0	0	0	0
subsidiarias, asociadas y afiliadas	**1,273**	**1,249**	**210**	**718**
Participación en el result. de subs., asoc. y afil.	(99)	18	(36)	38
Resultado por operaciones continuas	**1,174**	**1,267**	**174**	**756**
Operaciones discontinuas, partidas	0	0	0	0
extraordinarias y cambios en políticas contables	(1,141)	(142)	0	0
Resultado Neto antes del Minoritario	**33**	**1,125**	**174**	**756**
Interés minoritario	(33)	(136)	(27)	(127)
Resultado Mayoritario	**(0)**	**989**	**147**	**629**

2. Comentarios y Análisis de la Administración sobre los Resultados de Operación y Situación Financiera de la Compañía.

2.A. Resultados de la operación

Entorno Económico

El escenario económico del año 2001 se caracterizó por la evolución positiva de las principales variables financieras en el país, principalmente el descenso de la inflación, la fortaleza del peso y la pronunciada baja de las tasas de interés, así como por la desaceleración de la actividad económica.

La disciplina fiscal y monetaria seguida por la Secretaría de Hacienda y Crédito Público y el Banco de México, en conjunto con la creciente integración económica entre México y Estados Unidos, favoreció la confianza en los agentes económicos, lo cual contribuyó al descenso en las expectativas inflacionarias y la inflación misma, que se ubicó en 4.4%. Dicha confianza se tradujo en la disminución del riesgo país durante el año, lo cual incentivó mayores niveles de inversión extranjera y a su vez favoreció la apreciación del peso frente al dólar. Lo anterior se confirmó a principios del año 2002, con el otorgamiento del grado de inversión a México por parte de Fitch y Standard & Poor's, que se suman al previamente otorgado por Moody's. Como consecuencia de la evolución de las variables económicas en 2001, las tasas de interés disminuyeron cerca de 11 puntos porcentuales durante el año, para alcanzar sus niveles mínimos en la historia reciente del país.

Resultados Consolidados del Grupo

El entorno económico descrito, implicó importantes retos y oportunidades para el sector financiero mexicano. La reducción en las tasas de interés produjo una importante presión sobre los ingresos financieros que no pudo ser compensada con mayores volúmenes de crédito, ya que la desaceleración económica del país impidió el repunte de la demanda crediticia.

Ante este entorno, el Grupo centró sus esfuerzos directivos en cuatro iniciativas principales:

- Gestionar el margen financiero.
- Impulsar los ingresos por comisiones y tarifas.
- Reducir los gastos de operación.
- Mantener la actividad comercial en toda la organización.

Los resultados de estos esfuerzos se ven reflejados en los niveles de rentabilidad alcanzados por BBVA Bancomer en el año 2001: la utilidad neta de 6,091 millones de pesos fue 245.1% superior a la del año anterior. Con esta utilidad, el Grupo cumplió sus objetivos públicos de rentabilidad al alcanzar un retorno sobre capital promedio de 16.2% y un retorno sobre activos promedio de 1.5%. La utilidad por acción fue de 0.66 pesos, 2.8 veces más que la obtenida en el año 2000.

Margen Financiero

En el año 2001, el Grupo realizó una exitosa gestión del margen financiero del Negocio Bancario, ya que a pesar de la pronunciada baja en las tasas de interés de 24.1% en promedio anual y del 57.5% de punta a punta, éste fue de 5.6%, comparado con 5.9% del año anterior, comportamiento que estuvo sustentado en la gestión de precios y en la mejora de la mezcla de captación.

Gracias a la aceptación comercial de El Libretón y al comportamiento de las cuentas de cheques, el saldo de los depósitos a la vista se incrementó en 9.6%, para alcanzar 132,187 millones de pesos al cierre del ejercicio. Los depósitos a la vista alcanzaron 40.9% de la captación total a esa misma fecha. Asimismo, BBVA Bancomer fue capaz de reducir su costo de captación en instrumentos a plazo mediante un estricto control de precios. Finalmente, la deuda de largo plazo se redujo 30.9%, a medida que la fortaleza del balance permitió reducir la necesidad de financiamiento de más alto costo.

Por el lado del activo, la cartera de créditos del Grupo mostró una mejora en su composición en el año 2001, al crecer el total de créditos al consumo 20.8% y alcanzar 14,468 millones de pesos al cierre del ejercicio. De esta manera, el crédito al consumo pasó de representar 7.1% de la cartera vigente al cierre del 2000, al 9.4% al cierre del año 2001. El crecimiento se debe principalmente a las campañas de promoción de tarjeta de crédito, que en el año se tradujeron en el otorgamiento de más de 350,000 tarjetas nuevas.

Los ingresos por intereses fueron 58,567 millones de pesos por el año 2001, comparado con 66,024 millones de pesos en el año 2000, para una reducción de 11.3%. El comportamiento de este rubro se explica principalmente por: 1) Los ingresos por créditos por 27,535 millones de pesos, presentan una reducción de 8.9% contra los del año 2000, debido primordialmente a menores niveles de tasas de interés, que fueron en parte compensados por un incremento de 8.3% en los activos productivos del Grupo derivado de la fusión de BBV-Probursa y Promex. 2) Los intereses en valores fueron por 5,280 millones de pesos para 2001, 75.3% mayores que los obtenidos en el año 2000, debido a un incremento en el promedio del balance de instrumentos de renta fija resultante de la fusión de BBV-Probursa y la adquisición de Promex, lo cual compensó

también la menor tasa de interés en 2001 comparada con la de 2000. 3) Los intereses en pagarés del FOBAPROA y del IPAB fueron por 10,471 millones de pesos en 2001, 2.4% superiores a los de 2000. En 1999, los ingresos por intereses alcanzaron los 64,885 millones de pesos.

Los gastos por intereses fueron 38,973 millones de pesos por el año 2001, comparado con 48,319 millones de pesos por el año 2000, una reducción de 19.3%. La reducción fue el resultado de la disminución en el costo promedio de los pasivos que generan interés y parcialmente compensado por un incremento de 5.3% en el saldo promedio de estos pasivos. En 1999, este rubro alcanzó la cifra de 47,593 millones de pesos.

El resultado por posición monetaria proveniente de partidas del balance relacionadas con la generación del margen financiero, por 1,354 millones de pesos al cierre del año 2001, es menor en 30.7% a los 1,954 millones de pesos del año anterior. En 1999, se registró una utilidad monetaria de 1,986 millones de pesos. La reducción anual en este rubro fue principalmente el resultado de la baja inflación, que fue de 4.4% en 2001, comparado con 9.0% en 2000 y 12.3% en 1999.

Incluyendo la ganancia monetaria, el ingreso financiero neto por el año 2001 alcanzó los 20,947 millones de pesos, 6.6% superior al del año 2000.

Provisiones

Durante el ejercicio 2001, se crearon provisiones crediticias a través del estado de resultados por 2,481 millones de pesos, comparados con 3,593 millones de pesos en el año 2000, una reducción de 30.9%. Esta variación se explica porque durante el año 2000 se alcanzó el 100% de cobertura respecto a la cartera vencida al cierre de ese año. Incluyendo además las provisiones para riesgo de crédito cargadas contra capital contable, las provisiones totales para riesgos de crédito creadas en el año 2000 alcanzaron los 4,763 millones de pesos.

Durante el año 2001, no se cargó provisión alguna de FOBAPROA, ya que un año antes se hicieron cargos por este concepto por 406 millones de pesos contra utilidades y de 17,244 millones de pesos contra el capital contable, a través de una aportación de capital por 1,400 millones de dólares de BBVA al Grupo. Con la creación de estas reservas, quedaron totalmente cubiertas las contingencias asociadas con las transacciones de FOBAPROA, asumiendo que el Grupo no recuperará ninguno de éstos créditos en el futuro.

En el año 1999, se cargaron en resultados 6,472 millones de pesos (incluye 2,525 millones de pesos de provisiones registradas como partidas extraordinarias), de estimaciones preventivas para riesgos crediticios.

La relación de provisiones crediticias a cartera vencida al cierre de los ejercicios 2001 y 2000 fue de 111.9% en ambos casos. Durante 1999 se incrementó esta relación a 80.0%, de 57.5% al cierre de 1998.

Comisiones y Tarifas

El ingreso por estos conceptos alcanzó 10,167 millones de pesos en el año 2001, monto 16.2% superior al registrado el año anterior. Estos ingresos representaron 50.9% del gasto operativo total del Grupo en 2001, que compara favorablemente con el 45% del año 2000 e implica que actualmente más de la mitad del gasto total se absorba mediante esta fuente de ingresos.

El crecimiento de los ingresos por comisiones y tarifas netos en el año 2001 fue impulsado en primer término por el crecimiento en los volúmenes de operación de transferencias y remesas de dinero, principalmente las originadas por Bancomer Transfer Services; en segundo lugar por las comisiones generadas por el uso de tarjetas de crédito y cajeros y en tercer lugar por el manejo de cuenta, derivadas de los nuevos productos de captación y en particular por El Libretón y las sociedades de inversión.

En 1999, las comisiones y tarifas netas fueron por 7,810 millones de pesos, que representaron el 46% de los gastos de operación de ese mismo ejercicio.

Resultado por Intermediación

En el año 2001, los ingresos por intermediación alcanzaron un importe de 2,041 millones de pesos comparado con 149 millones de pesos del año anterior, impulsados principalmente por el negocio de divisas en sucursales, que contribuyó con 62% de estos ingresos. Además, como consecuencia de la pronunciada baja de las tasas de interés en 2001, se registraron importantes ingresos por valuación de posiciones de renta fija y reportos, que actuaron como cobertura natural para compensar el impacto en el margen financiero del descenso de las tasas de interés.

En 1999 se obtuvo una utilidad por intermediación de 584 millones de pesos, de donde 420 millones de pesos provienen de operaciones de divisas, debido al resultado de operaciones del mercado de divisas a través de la red de sucursales del Grupo.

Ingreso No Financiero Consolidado Millones de pesos de diciembre de 2001	2001	2000	1999
Ingreso no financiero	**12,208**	**8,900**	**8,395**
Comisiones y tarifas neto	**10,167**	**8,751**	**7,811**
Manejo de cuentas	2,066	1,765	1,699
Transferencias y remesas	1,208	726	564
Tarjeta de crédito y cajeros	2,367	2,003	1,717
Administración de sociedades de inversión	1,142	1,136	1,082
Administración de fondos de pensiones y SAR	2,322	2,207	1,969
Otros	1,062	914	780
Resultado por intermediación	**2,041**	**149**	**584**
Valores	819	(717)	164
Intercambio de divisas	1,222	866	420

Gasto de Administración y Promoción

Los gastos del Grupo se ubicaron en 19,975 millones de pesos en el año 2001. Esta cifra implica una reducción de 15.4% respecto al año anterior en bases comparables -que incorporan los gastos completos de BBV-Probursa y Banca Promex en 2000-, principalmente como resultado del redimensionamiento de la infraestructura. Estos resultados confirman el cumplimiento de las metas de sinergias que se establecieron en el anuncio de la fusión.

El monto de gastos alcanzado en 1999 fue de 16,777 millones de pesos, menor a lo registrado en los años 2000 y 2001, ya que aquí todavía no se incluían los gastos provenientes de BBV- Probursa y de Promex.

Gastos de Administración y Promoción Millones de pesos al 31 de diciembre de 2001	2001	2000	1999
Gastos de Administración y Promoción	**19,975**	**19,457**	**16,777**
Salarios y prestaciones	8,374	7,868	6,524
Gastos de administración y operación	6,351	7,004	5,952
Rentas, depreciación y amortización	2,585	2,191	2,169
IVA e impuestos diferentes a ISR y PTU	1,279	1,199	1,241
Cuota por costo de captación (IPAB)	1,386	1,195	891

Resultado de la Operación

El comportamiento del margen financiero, el incremento en el ingreso por comisiones y tarifas y la reducción de los gastos, permitieron que el resultado de la operación del Grupo en 2001 se duplicara respecto al del año anterior, alcanzando un monto de 10,699 millones de pesos.

La utilidad de operación del año 1999 fue de 4,985 millones de pesos.

Impuestos

En el año 2001, se registró un cargo por ISR y PTU causado y diferido de 3,330 millones de pesos, que incide favorablemente en los índices de capitalización por la amortización de impuestos diferidos.
En el año 2000, se presentó un cargo por 550 millones de pesos, mientras que en 1999 fue de 321 millones de pesos.

Partidas Extraordinarias

El Grupo registró cargos por partidas extraordinarias de 157 millones de pesos en el año 2001. Esta cifra incluye una provisión por 401 millones de pesos para gastos por reingeniería que se devengarán durante 2002 e ingresos extraordinarios por 244 millones de pesos provenientes de la venta de las subsidiarias Seguros BBV-Probursa y Crédito Familiar.

En el año 2000, se reconocieron 1,282 millones de pesos de pérdidas extraordinarias, las cuales se originaron por un cargo por la reserva de reestructura.

Resultado Neto

La utilidad neta por el año 2001 fue de 6,091 millones de pesos, que compara favorablemente con las utilidades netas de 1,765 y 3,921 millones de pesos generadas en los años 2000 y 1999 respectivamente. Los principales factores que influyeron en la mejoría de los resultados de 2001 fueron un incremento de 6.6% en el ingreso financiero neto, una reducción de

30.9% en provisiones de cartera cargadas contra utilidades, un incremento de 37.2% en ingresos no financieros y una reducción de 87.7% en pérdidas derivadas por partidas extraordinarias. Para el año 2000, los principales factores que afectaron el resultado neto fueron, un incremento de 2.0% en el ingreso financiero neto, una reducción del 39.2% en provisiones cargadas contra utilidades, un incremento de 6.0% en ingresos no financieros y un incremento de 16.0% en gastos no financieros, respecto a 1999.

Resultados por Negocio

El Negocio Bancario registró una utilidad neta de 4,954 millones de pesos en 2001, sin incluir la utilidad neta consolidada de Afore Bancomer y de BTS. Incluyendo la contribución de estas subsidiarias, la utilidad neta consolidada del Negocio Bancario fue de 5,660 millones de pesos. En el año 2001, los negocios no bancarios confirmaron su importancia en la rentabilidad de BBVA Bancomer, al generar aproximadamente el 20.0% de la utilidad neta del Grupo:

- *Afore Bancomer registró utilidad neta de 851 millones de pesos, 22.2% más que el año anterior.*
- Seguros Bancomer reportó utilidad neta de 154 millones de pesos.
- Pensiones Bancomer alcanzó utilidad neta de 128 millones de pesos, 30.9% más que el año anterior.
- Casa de Bolsa Bancomer obtuvo utilidad neta de 118 millones de pesos al cierre del ejercicio y utilidad antes de impuestos de 166 millones de pesos, 33.1% mayor a la de 2000.
- Bancomer Transfer Services registró utilidad neta de 68 millones de pesos, 161.5% más que el año anterior.

Grupo Financiero BBVA Bancomer
Utilidad Neta Consolidada por Negocio
Millones de pesos al 31 de diciembre de 2001

	2001	%	2000	%	1999	%
Bancos	5,660	92.9	1,526	86.5	2,966	75.6
De los que:						
Afore Bancomer	638	10.5	522	29.6	300	7.7
BTS	68	1.1	26	1.5	32	0.8
Seguros Bancomer y Pensiones Bancomer	244	4.0	184	10.4	177	4.5
Casa de Bolsa Bancomer	118	1.9	45	2.6	(20)	(0.5)
Otros	69	1.1	10	0.5	798	20.4
Total utilidad neta	**6,091**	**100.0**	**1,765**	**100.0**	**3,921**	**100.0**

Inflación y Moneda Extranjera

Existió una importante disminución en la tasa de inflación en México durante el periodo 1999-2001. La tasa anual de inflación fue de 12.3% durante 1999, 9.0% durante 2000 y 4.4% durante 2001.

La utilidad por posición monetaria, proveniente de partidas del balance relacionadas con la generación del margen financiero, por 1,354 millones de pesos al cierre del año 2001 es menor en 30.7% a la del año anterior. Esta reducción fue principalmente el resultado de la baja inflación, que fue de 4.4% en 2001, comparado con 9.0% en 2000.

En cuanto a posición en moneda extranjera, al 31 de diciembre de 2001 y 2000 se tenían activos y pasivos en moneda extranjera, principalmente en dólares americanos, los cuales resultaron en una posición activa neta valorizada de 1,264 y 1,479 millones de pesos, respectivamente.

2.B. Situación Financiera, Fuentes de Fondeo, Administración del Riesgo e Inversiones de Capital

Disponibilidades

El saldo de las disponibilidades de GFBB creció 30.0% en el año 2001, para ubicarse en 64,519 millones de pesos al cierre del ejercicio. Este incremento es consecuencia, principalmente, del crecimiento de la liquidez por captación bancaria.

El saldo de disponibilidades al 31 de diciembre de 2000 fue de 49,648 millones de pesos, comparado con 26,648 millones de pesos al cierre de 1999. El incremento en el saldo de este renglón durante el año 2000 refleja el impacto de la fusión con BBV-Probursa y la adquisición de Promex.

Inversiones en valores

El saldo de las inversiones en valores de GFBB al cierre del año 2001 fue de 64,497 millones de pesos, presentando un incremento de 20,926 millones de pesos respecto al año anterior. El crecimiento de este rubro del activo se explica,

principalmente, por el incremento en el saldo de los títulos para negociar, derivado de estrategias de tesorería de la Institución. Al 31 de diciembre de 2001, los títulos para negociar representaban el 55.5% del total de esta cartera, los títulos disponibles para la venta el 12.3% y los títulos conservados al vencimiento el 32.2%.

El saldo de las inversiones en valores al cierre de 2000 fue de 43,571 millones de pesos, comparado con 35,466 millones de pesos al 31 de diciembre de 1999. Este último crecimiento se consecuencia de la fusión con BBV-Probursa y la adquisición de Promex.

Cartera de crédito vigente
La cartera de crédito vigente de GFBB se ubicó en 153,189 millones de pesos (excluyendo el saldo de los créditos al FOBAPROA o al IPAB) al cierre de diciembre de 2001. Durante el ejercicio, destaca el crecimiento de 20.8% en el saldo de la cartera de crédito al consumo, el cual es resultado, principalmente, de exitosos programas de originación de tarjeta de crédito -que en el año se tradujeron en el otorgamiento de más de 350,000 tarjetas nuevas y préstamos en efectivo a través del programa "Efectivo Inmediato"-. De esta manera, la cartera de créditos del Grupo mostró una mejora en su composición en el año 2001, ya que el crédito al consumo pasó de representar 7.1% de la cartera vigente al cierre del año 2000, al 9.4% al cierre del año 2001. El positivo comportamiento del crédito al consumo compensó parcialmente la contracción observada durante el ejercicio en el saldo de la cartera de crédito comercial, de 11.6% respecto a diciembre de 2000, dado la baja originación de créditos, la amortización de créditos y una reducción de 17.6% en el saldo de los créditos gubernamentales vigentes, debido principalmente a prepagos de créditos relacionados con programas de apoyo a deudores.

BBVA Bancomer tenía un saldo en cartera vigente total (excluyendo créditos al FOBAPROA ó al IPAB) de 167,856 millones de pesos al 31 de diciembre de 2000, comparado con 137,309 millones de pesos al 31 de diciembre de 1999, lo que implica un crecimiento de 22%. Este crecimiento fue resultado de la incorporación de la cartera vigente de Promex y de BBV-Probursa.

Durante el año 1999, la cartera vigente total (excluyendo créditos a FOBAPROA ó al IPAB) disminuyó 10%, principalmente como resultado de un decremento en la cartera vigente comercial, reflejo de la baja demanda de crédito.

Pagarés FOBAPROA e IPAB
Al 31 de diciembre de 2001, el Grupo tenía un saldo de 85,753 millones de pesos en pagarés FOBAPROA e IPAB, neto de recuperaciones y reservas, 2.18% menor al saldo alcanzado al cierre del año 2000. Al cierre de 1999, el saldo alcanzado en este renglón fue de 52,975 millones de pesos. El crecimiento en el saldo de los pagarés FOBAPROA en el año 2000 es debido a la incorporación de los pagarés FOBAPROA e IPAB de BBV-México y Promex.

Cartera de crédito vencida
El Grupo fortaleció su balance en el año 2001 al reducir la cartera vencida un 41.6%, pasando de 21,720 millones de pesos al cierre de 2000 hasta 12,675 millones de pesos al cierre del año 2001. Esta reducción fue principalmente debido a la venta de aproximadamente 4,806 millones de pesos de créditos comerciales (los cuales todos estaban vencidos) y castigos por 4,116 millones de pesos y en una menor medida por cobranza. Los créditos hipotecarios vencidos representaban el 48.5% del total de los créditos vencidos, mientras que los créditos comerciales vencidos representaban el 44.4% y los créditos al consumo vencidos el 7.1% Como consecuencia, el índice de cartera vencida a cartera total se situó en 5.0% al mes de diciembre de 2001, nivel inferior al 7.8% registrado al cierre del año 2000.

BBVA Bancomer tenía una cartera vencida total de 21,720 millones de pesos al 31 de diciembre de 2000, comparado con 21,736 millones de pesos un año antes, debido a que durante el año 2000 se incorporó la cartera vencida de Promex y la de BBV-Probursa.

Durante el año 1999, la cartera vencida total disminuyó 28%, reflejando los resultados de la implementación del programa de apoyo a deudores Punto Final.

Estimación preventiva para riesgos crediticios
El total de provisiones crediticias alcanzó un saldo de 14,185 millones de pesos al cierre de 2001, para ubicar la proporción de cobertura de créditos vencidos en 111.9%. Al cierre del año 2000, las provisiones alcanzaron un saldo de 24,302 millones de pesos, que representaban el 111.9% de la cartera vencida a esa misma fecha. Al 31 de diciembre de 1999, el saldo de esta estimación era de 17,397 millones de pesos, equivalente al 80.0% de la cartera vencida.

Captación y deuda
La captación bancaria tradicional de GFBB alcanzó 323,193 millones de pesos al mes de diciembre de 2001, 2.3% más que un año antes. En 2001, destaca el crecimiento del saldo de los depósitos a la vista, de 9.6%, para alcanzar 132,187 millones de pesos al cierre del ejercicio y que es resultado de la aceptación comercial de El Libretón y al comportamiento de las cuentas de cheques. Con este comportamiento, los depósitos a la vista alcanzaron 40.9% de la captación total a esa misma fecha. El positivo comportamiento de los depósitos a la vista compensó parcialmente la contracción que se presentó en los

depósitos a plazo durante el ejercicio, para ubicarse en 190,503 millones de pesos al cierre de diciembre de 2001. La contracción en los saldos de depósitos a plazo se deriva, principalmente, de la sustitución de este tipo de instrumentos por las sociedades de inversión de deuda, en la medida en que los clientes del Grupo buscan alternativas de ahorro en un entorno de descenso de tasas de interés en México. Por otro lado, los préstamos interbancarios y de otros organismos de largo plazo, se redujeron 30.9% para ubicarse en 19,933 millones al cierre del año, en la medida que la fortaleza del balance permitió reducir la necesidad de financiamiento de más alto costo.

BBVA Bancomer tenía un saldo en captación de 315,897 millones de pesos al cierre del año 2000, comparado con 212,651 millones de pesos al cierre de 1999, lo que implica un crecimiento de 49%. Este crecimiento fue en parte resultado de la incorporación del balance de Promex y de BBV-Probursa. Durante el año 1999, la captación disminuyó 7% en forma global.

Capitalización

El capital contable mayoritario de GFBB se ubicó en 42,414 millones de pesos a diciembre de 2001, 9.7% más que un año antes, fortaleciendo con ello la estructura del balance del Grupo.

De igual modo, y por lo que respecta al Negocio Bancario, en el año 2001, éste confirmó su solidez financiera al fortalecer su balance de manera acelerada, gracias a los 5,660 millones de pesos alcanzados en utilidad neta y a la consecuente amortización de impuestos diferidos. Adicionalmente, en febrero de 2001, Bancomer realizó una exitosa colocación -en oferta global- de notas de capital no dilutivas por un importe de 500 millones de dólares, la primera operación en su tipo en América Latina. Estos valores de capital son subordinados y contabilizados como capital contable para Bancomer de conformidad con principios de contabilidad generalmente aceptados para bancos mexicanos. Al cierre del ejercicio, el índice de capitalización del Negocio Bancario fue de 15.7%, respecto al total de activos ponderados por riesgo, mejorando el nivel de 13.1% alcanzado en diciembre de 2000. Durante 2001, Bancomer cumplió anticipadamente con las reglas de capitalización que entrarán en vigor a partir de 2003.

Capitalización Al 31 de diciembre de 2001 Millones de Pesos	**Negocio Bancario Diciembre 2001**		**Bancomer Diciembre 2001**		**Bancomer Servicios Diciembre 2001**	
Capital básico	29,062		25,381		3,682	
Capital complementario	8,302		8,302		0	
Capital Neto	**37,364**		**33,683**		**3,682**	
	Riesgo Crédito	Riesgo Cto.& Mdo.	Riesgo Crédito	Riesgo Cto.& Mdo.	Riesgo Crédito	Riesgo Cto.& Mdo.
% de Activos en Riesgo						
Capital básico	14.5%	12.2%	12.8%	10.8%	110.1%	82.5%
Capital complementario	4.1%	3.5%	4.2%	3.5%		
Capital Neto	18.6%	15.7%	**17.0%**	**14.4%**	**110.1%**	**82.5%**
Activos en Riesgo	201.083	238.66	197,740	234,192	3,343	4,464

Agencias Calificadoras otorgan calificación de "Grado de Inversión" a Bancomer

Como resultado de sus sólidos índices de capitalización y su fortaleza financiera, Bancomer cuenta con calificación de "Grado de Inversión" en moneda extranjera y en moneda local por las tres principales agencias calificadoras a nivel internacional.

Calificaciones de Deuda

Bancomer	Largo Plazo Pesos	Largo Plazo M.E.	Corto Plazo Pesos	Corto Plazo M.E.
S&P	BBB-	BBB-	A-3	B
Moody's	A1	A3	P-3	NP
Fitch	BBB	BBB-	F2	F3

Fondeo

La principal fuente de fondeo del Grupo está constituida por los depósitos tradicionales provenientes de su amplia base de clientes. Históricamente, estos depósitos han representado una fortaleza para el Grupo por su bajo costo de fondeo, uno de los más bajos del mercado. La captación tradicional del Grupo pasó de 315,897 millones de pesos en diciembre de 2000 a 323,193 millones de pesos en diciembre de 2001, representando un incremento de 2.3%. Al cierre de 1999, la captación tradicional era de 212,651 millones de pesos.

Las operaciones de reporto en mercado de dinero también constituyen una importante fuente de fondeo para el Negocio Bancario, las cuales ofrecen opciones de inversión a corto plazo a sus clientes. Este tipo de operaciones se realizan principalmente con instrumentos emitidos por el Gobierno Federal.

La deuda a largo plazo es también una fuente de fondeo, conformada principalmente por préstamos interbancarios y obligaciones subordinadas. Esta deuda es emitida para fondear las operaciones de crédito e inversiones a largo plazo, y con ello reducir el riesgo de liquidez. Al 31 de diciembre de 2001, la deuda a largo plazo del Grupo (préstamos interbancarios y de otros organismos de largo plazo más obligaciones subordinadas) era de 27,444 millones de pesos, menor en 29.3% a los 38,820 millones de pesos del cierre del año 2000. Al 31 de diciembre de 1999, el saldo de la deuda a largo plazo era de 33,118 millones de pesos.

Los activos del Grupo denominados en moneda extranjera, principalmente en dólares, son financiados a través de diversas fuentes: depósitos de clientes individuales y de medianas y grandes empresas mexicanas, principalmente del sector exportador; colocación de certificados de depósito en el mercado del Eurodólar, obtenidos a través de las sucursales y agencias del extranjero; depósitos interbancarios; pagarés a tasa fija; y obligaciones subordinadas. El costo de fondeo en moneda extranjera está referenciado principalmente a la Tasa de Interés Interbancaria de Londres ("LIBOR").

Desde 1990, el Grupo ha estructurado diversas transacciones para los mercados internacionales, mediante la emisión de instrumentos de bursatilización de pagarés de tarjetas de crédito, respaldadas por las compañías Visa y MasterCard. Al cierre del año 2001, Bancomer mantenía un saldo de 467 millones de dólares de deuda emitida a través de dichos instrumentos, mientras que un año antes era de 603 millones de dólares.

Adicionalmente, el Grupo ha incursionado en mercados internacionales de emisiones a tasas fijas, a través de emisiones de Euronotas. En enero de 1998, Bancomer estableció un programa de Notas de Mediano Plazo por 1,000 millones de dólares, con una emisión por aproximadamente 140 millones de dólares en notas denominados en euros, con vencimiento en el año 2003.

El Grupo tiene un programa de papel comercial por 600 millones de dólares, apoyado por una carta de crédito y sindicado entre ciertos bancos relacionados. El programa permite obtener financiamiento de corto plazo en dólares en los mercados de papel comercial de E.U. con vencimientos de 1 a 270 días. El programa termina en agosto de 2003. Actualmente no existen emisiones de papel comercial bajo este programa.

Estructura de Fondeo al 31 de diciembre 2001 Millones de Pesos al 31 de diciembre de 2001	**Monto**	**%**
Captación tradicional	**323,193**	**87.5%**
Depósitos de exigibilidad inmediata	132,187	35.8%
Depósitos a plazo	190,503	51.6%
Bonos Bancarios	503	0.1%
Prestamos Bancarios y de otros organismos	**38,601**	**10.5%**
Exigibilidad inmediata	3,074	0.8%
Corto plazo	15,594	4.2%
Largo plazo	19,933	5.4%
Obligaciones Subordinadas en Circulación	**7,511**	**2.0%**
Fondeo Total	**369,305**	**100%**

Administración de Riesgo

Conforme a los requerimientos normativos de la Comisión, relativos a la revelación de las políticas y procedimientos establecidos por las instituciones de crédito para la administración integral de riesgos, a continuación se presentan las medidas que para tal efecto ha implantado la Administración, así como la información cuantitativa correspondiente:

En cumplimiento de las "Disposiciones Prudenciales en Materia de Administración Integral de Riesgos" definida en la Circular 1423 emitida por la Comisión, se llevó a cabo mediante el reconocimiento de preceptos fundamentales para la eficiente y eficaz administración de los riesgos, evaluando los mismos en el entorno de los riesgos "cuantificables" (crédito, mercado y

liquidez) y "no cuantificables" (operacionales y legales) y bajo la visión de que se satisfagan los procesos básicos de identificación, medición, monitoreo, limitación, control y divulgación. A manera de resumen, se realizó lo siguiente:

- Participación de los Organos Sociales.

1. Establecimiento de los objetivos de exposición al riesgo y fijación de límites ligados a capital así como autorización de Manuales de Políticas y Procedimientos de Riesgo, por parte del Consejo de Administración.
2. Monitoreo de la posición y observancia de los límites de riesgo a que se encuentra expuesta la Institución y vigilancia de apego a las resoluciones del Consejo de Administración por parte del Comité de Riesgos.

- Políticas y Procedimientos.

1. Manuales de riesgos bajo contenidos estándar, incluyendo estrategia, organización, marco operativo, marco tecnológico, marco metodológico y procesos normativos.
2. Manual específico para riesgos legales, conteniendo metodologías relacionadas.
3. Responsabilidades de terceros definidas y delimitadas, programas de capacitación en riesgos y divulgación de normatividad.

- Toma de Decisiones Tácticas.

1. Independencia de la Unidad de Administración Integral de Riesgos.
2. Participación de la Unidad en comités operativos.
3. Fijación de procesos de monitoreo, reportes diarios y mensuales.
4. Estructura de límites en términos de capital económico para cada unidad de negocio y por tipo de riesgo.
5. Establecimiento del proceso de autorización para nuevos productos y/o servicios que impliquen riesgo para la Institución por el Comité de Riesgos.

- Herramientas y Analíticos.

1. Medición continua de riesgos de crédito, mercado y liquidez bajo metodologías y parámetros "consistentes".
2. Indicadores de grados de diversificación (correlaciones).
3. Establecimiento de procesos periódicos de análisis de sensibilidad, pruebas bajo condiciones extremas y revisión y calibración de modelos.
4. Establecimiento de metodologías para monitoreo y control de riesgos operacionales y legales de acuerdo a estándares internacionales.
5. Integración de los riesgos a través de la definición de "requerimientos de capital" para absorber los mismos.

- Información.

1. Reportes periódicos para el Comité de Riesgos, el Consejo de Administración, así como para las unidades tomadoras de riesgo, Finanzas y la Alta Dirección.

- Plataforma Tecnológica.

1. Revisión integral de todos los sistemas fuente y de cálculo para las mediciones de riesgo.
2. Proyectos de mejora, calidad y suficiencia de datos y automatización.

- Auditoría y Contraloría.

1. Auditoría interna sobre el cumplimiento de la Circular 1423 e implantación de planes de cumplimiento por tipo y área de riesgo.

- Programas de capacitación.

La Institución considera que a la fecha cumple cabalmente con las disposiciones de la Circular 1423, si bien se continúa en proyectos de mejora en mediciones y limitaciones, automatización de procesos y refinamientos metodológicos.

Auditoría a la implantación de la Circular 1423 por una firma de contadores públicos independientes sin observaciones de incumplimiento.

Marco Metodológico

El Balance General de las Instituciones de Crédito se visualiza, para efectos de riesgo, de la siguiente manera:

- Riesgo Mercado

Portafolios de Operación e Inversión (inversiones en valores para negociar y disponibles para la venta, libro de reportos y operaciones con derivados relacionadas).
Balance Estructural (resto, incluyendo valores conservados a vencimiento y derivados para administración del riesgo estructural de tasas de interés).

- Riesgo Crédito

Empresas y Corporativos (cartera de crédito tradicional, incluyendo PyMES, y exposiciones por inversiones en emisiones como contrapartes en instrumentos derivados).
Menudeo/Consumo (tarjetas de crédito, planes de financiamiento y cartera hipotecaria).

En cuanto al proceso para la medición de riesgos de mercado y en relación a los portafolios de operación y de inversión, la medición "diaria" del riesgo mercado se realiza mediante técnicas estadísticas de Valor en Riesgo (VaR) como la medida central. A manera de ilustración, el VaR consiste en:

1. Definir el grado de sensibilidad en la valuación de las posiciones ante cambios en precios, tasas, tipos o índices.
2. Estimar el cambio esperado "de forma razonable" para un horizonte de tiempo determinado de tales precios, tasas, tipos o índices, considerando en ello el grado en que los mismos se pueden "mover de forma conjunta".
3. Reevaluar el portafolio ante tales "cambios esperados de forma conjunta" y de ello determinar la pérdida potencial "máxima" en términos de valor.

En resumen, el VaR se ha fijado bajo la visión de que no se perderá en un día de operaciones más del monto calculado en el 99% de las veces. Este nivel de confianza ha sido elevado del usado anteriormente de 97.5% como reflejo de una administración de riesgos más conservadora.

Para el riesgo estructural de mercado a tasas de interés, el balance se categoriza conforme a las duraciones de cada rubro. De ello, el mismo se "valúa" bajo condiciones actuales y se determina su sensibilidad a alzas o bajas en tasas.

Para riesgo de liquidez del balance se definieron los circuitos, informes o cuadros de mando y los planes para caso de contingencia, mismos que fueron aprobados por el Comité de Riesgos tanto para la administración de liquidez de corto plazo para la Tesorería, como para la administración del riesgo de liquidez en el balance dentro de la Unidad de Administración Integral de Riesgos.

En lo que compete a la medición de los riesgos de crédito, ésta se fundamenta en la Pérdida Esperada y la Pérdida No Esperada. La primera es un indicador del valor actual por incumplimiento de pago relacionado con la cartera de crédito en los próximos doce meses, mientras que la segunda, es un indicador de dispersión alrededor de la pérdida esperada.

Información Cuantitativa

Portafolio de Operación e Inversión:

	VaR 1 Día (no Auditado)	
Tipo de riesgo	31 de Diciembre de 2001	Promedio Cuarto Trimestre 2000
Tasa de interés	$ 66,934	$ 59,868
Renta Variable	15,841	1,036
Tipos de cambio	1,078	21,275
Ponderado	61,067	57,913

Inversiones de Capital

El presupuesto de inversión para el año 2002 asciende a aproximadamente 127 millones de dólares, a aplicarse principalmente en el rubro de software y terminales del Grupo. La Administración estima contar con capacidad suficiente para hacer frente a los requerimientos de liquidez de corto plazo, incluyendo las inversiones de capital programadas para el 2002. La fuente de liquidez será principalmente a través de los flujos de efectivo provenientes de la operación del negocio.

IV. ADMINISTRACION

1. Estatutos Sociales

1.A. Modificaciones a los Estatutos Sociales

1991
- Constitución Grupo Femsa.
- Fusión con Grupo Industrial Proa, Visa y Vamsa Corporativa como sociedades fusionadas.

1992
- Cambio de denominación por Grupo Financiero Bancomer, cambio de objeto social, de domicilio.
- Reforma total de estatutos sociales.

1994
- Fusión entre Grupo Financiero Bancomer como sociedad fusionante y Organizaciones Bancomer como sociedad fusionada.
- Modificación de los artículos segundo, duodécimo, vigésimo, trigésimo y trigésimo tercero y adición del artículo cuadragésimo cuarto a los estatutos sociales.

1995
- Modificación de los artículos segundo, séptimo, décimo tercero, décimo, décimo cuarto, vigésimo y vigésimo primero de los estatuto sociales.

1996
- Modificación de los artículos octavo y trigésimo séptimo.
- Modificación de los artículos octavo y trigésimo séptimo.
- Modificación del artículo segundo de los estatutos sociales.

1997
- Aumento de capital.

1999
- Modificación de los artículos séptimo, noveno, décimo primero, décimo tercero, décimo cuarto, décimo séptimo, décimo octavo, vigésimo primero, vigésimo cuarto, vigésimo octavo, trigésimo, trigésimo segundo, trigésimo noveno y cuadragésimo cuarto de los estatutos sociales.
- Modificación artículo segundo de los estatutos sociales.

2000
- Modificación del artículo segundo de los estatutos sociales.
- Fusión entre Grupo Financiero BBV-Probursa, S.A. de C.V. como sociedad fusionada y Grupo Financiero Bancomer, S.A. de C.V. como sociedad fusionante, cambio de denominación, aumento de capital y reforma total de estatutos sociales y compulsa de estatutos vigentes.

2001
- Conversión de acciones L por acciones O.
- Conversión a Filial sujeta a autorizaciones correspondientes y a que la entidad financiera del exterior, participe en un 51% del capital del Grupo.
- Incorporación al Grupo de BBVA Bancomer Gestión, S.A. de C.V. y de Preventis, S.A. de C.V.
- Desincorporación de Seguros BBV-Probursa, S.A. y Crédito Familiar, S.A. de C.V.

1.B. Derechos de Minoría

Los accionistas que representen por lo menos el 10% del capital social podrán solicitar se convoque a una Asamblea General de Accionistas, en los términos señalados en el artículo 184 de la Ley General de Sociedades Mercantiles.

Cualquier accionista dueño de una acción tendrá el mismo derecho en cualquiera de los casos a que se refiere el artículo 185 de la Ley General de Sociedades Mercantiles.

Los accionistas que reúnan cuando menos el 10% de las acciones representadas en una Asamblea, podrán solicitar que se aplace la votación de cualquier asunto respecto del cual no se consideran suficientemente informados, ajustándose a los términos y condiciones señalados en el artículo 199 de la Ley General de Sociedades Mercantiles.

Los accionistas que representen cuando menos el 20% del capital social, podrán oponerse judicialmente a las resoluciones de las Asambleas, siempre que se satisfagan los requisitos del artículo 201 de la Ley General de Sociedades Mercantiles, siendo igualmente aplicable al articulo 202 de la citada Ley.

1.C. Quórum para la Instalación y Validez de Resoluciones

Para que una Asamblea Ordinaria de Accionistas se considere legalmente reunida en virtud de primera convocatoria, deberá estar representada por lo menos la mitad de las acciones representativas del capital social ordinario pagado, y las resoluciones serán válidas cuando se tomen por mayoría de los votos presentes.

Si la Asamblea no puede celebrarse el día señalado para su reunión, se hará una segunda convocatoria con expresión de esta circunstancia, y en esta Asamblea se resolverá sobre los asuntos indicados en el orden del día, cualquiera que sea el *número de acciones ordinarias representadas en la Asamblea.*

Para que una Asamblea General Extraordinaria de Accionistas se considere legalmente reunida en virtud de primera convocatoria, deberán estar representadas por lo menos tres cuartas partes de las acciones ordinarias del capital social pagado y las resoluciones se tomarán por el voto favorable de las acciones que representen por lo menos la mitad de dicho capital social. En caso de segunda o ulterior convocatoria, la Asamblea se instalará si está representada por lo menos la mitad de las acciones ordinarias del capital social pagado y las decisiones se tomarán siempre por el voto favorable del número de acciones que representen por lo menos, la mitad del capital social pagado.

Si se pretendiera reformar el artículo cuadragésimo tercero de los estatutos, relativo a la cancelación del registro de las acciones en la bolsa de valores, sería necesario un quórum mínimo de votación del 95% de las acciones representativas del capital social de la Sociedad, y contar además, con la previa aprobación de la Comisión Nacional Bancaria y de Valores.

1.D. Facultades del Consejo de Administración

Entre otras, el Consejo de Administración tiene la facultad para nombrar y remover Consejeros Delegados del propio Consejo, así como al Director General, Funcionarios, apoderados, agentes, empleados y auditores externos de la Sociedad, cuando lo estime conveniente, otorgarles facultades y poderes, así como determinar sus garantías, condiciones de trabajo y remuneraciones. Asimismo, el Consejo de Administración tiene la facultad de aprobar o negar las operaciones en virtud de las cuales los consejeros resulten o puedan resultar deudores de la institución. En la actualidad, los consejeros interesados se abstendrán de participar mediante su voto en asuntos relacionados con las operaciones anteriormente mencionadas.

2. Administradores y Accionistas

2.A. Consejo de Administración

El Consejo de Administración debe estar integrado por hasta 15 (quince) consejeros propietarios y el número de suplentes que al efecto designe la Asamblea General Ordinaria de Accionistas.

Estructura del Consejo de Administración al 31 de Diciembre de 2001.

Consejeros Propietarios	Consejeros Suplentes
Presidente Ricardo Guajardo Touché	Andrés Aymes Blanchet
Vicepresidente Primero José Madariaga Lomelín	Luis Robles Miaja
Vicepresidente Juan Carlos Braniff Hierro	José Fernando Calderón Rojas
Vicepresidente José Domingo de Ampuero y Osma	Francisco Javier Fernández Carbajal
Consejero Delegado Vitalino Manuel Nafría Aznar	Mario Fernández Pelaz
Alberto Bailleres González	Arturo Manuel Fernández Pérez
José Fernando Calderón Ayala	José Antonio Fernández Rivero
Emilio de Ybarra y Churruca	Bárbara Garza Lagüera de Braniff
José Antonio Fernández Carbajal	Eva Ma. Garza Lagüera de Fernández
José Guillermo Alfonso Garza Valdés	Juan Carlos Garza Garza
José Ignacio Goirigolzarri Tellaeche	Maximino José Michel González
Francisco González Rodríguez	Alberto Sánchez Palazuelos
Max Michel Suberville	Ignacio Sánchez-Asiaín Sanz
Gonzalo Terreros Ceballos	Raúl Santoro de Mattos Almeida
Pedro Luis Uriarte Santamarina	Eduardo Sitt Cherem

En Asamblea General Ordinaria de Accionistas de Grupo Financiero BBVA Bancomer que tuvo verificativo el 24 de abril de 2002, fueron ratificados como Presidente del Consejo de Administración al Señor Ricardo Guajardo Touché, como Vicepresidente Primero al Señor José Madariaga Lomelín y como Vicepresidente al Señor Juan Carlos Braniff Hierro. En esa misma Asamblea fueron designados como nuevos Consejeros Propietarios a los Señores Juan Ignacio Giménez Echeverría, Manuel González Cid y José Ramón Guerediaga Mendiola, en sustitución de los Señores Emilio de Ybarra y Churruca, Pedro Luis Uriarte Santamarina y José Domingo de Ampuero y Osma. En esa misma Asamblea fueron designados Consejeros Independientes.

Los consejeros propietarios y suplentes son designados por la Asamblea General Ordinaria de Accionistas.

Los nombramientos de Consejeros deberán recaer en personas que cuenten con elegibilidad crediticia y honorabilidad, así como con amplios conocimientos y experiencia en materia financiera, legal o administrativa.

Los consejeros deberán abstenerse expresamente de participar en la deliberación y rotación de cualquier asunto que implique para ellos un conflicto de interés. Asimismo deberán mantener absoluta confidencialidad de toda deliberación que se lleve acabo en el Consejo.

En ningún caso podrán ser Consejeros:

- Los funcionarios y empleados de la controladora y de las demás integrantes del Grupo, con excepción de los directores generales y de los funcionarios que ocupen cargos con las dos jerarquías administrativas inmediatas inferiores, sin que éstos constituyan mas de la tercera parte del Consejo de Administración.
- El cónyuge, las personas que tengan parentesco por consanguinidad o afinidad hasta el segundo grado, o civil, con más de dos consejeros.
- Quienes tengan litigio pendiente con la controladora o con alguno de los integrantes del Grupo.
- Los quebrados o concursados que no hayan sido rehabilitados, las personas sentenciadas por delitos patrimoniales, así como los inhabilitados para ejercer el comercio, o para desempeñar un empleo, cargo o comisión en el servicio público o en el sistema financiero.
- Quienes realicen funciones de regulación, inspección y vigilancia de la controladora o de los demás integrantes del Grupo.
- Quienes participen en el Consejo de Administración de entidades financieras pertenecientes, en su caso, a otros grupos financieros, o las controladoras de los mismos, así como de otras entidades financieras no agrupadas.

La mayoría de los Consejeros deberán ser mexicanos o extranjeros residentes en territorio nacional. Los nombramientos del Director General y de los funcionarios que ocupen cargo en los dos jerarquías inmediatas inferiores a la de éste, deberán recaer en personas que cuenten con elegibilidad crediticia y honorabilidad y que reúnan además los requisitos siguientes:

i) Ser residentes en territorio mexicano, en términos de los dispuesto por el Código Fiscal de la Federación.

ii) Haber prestado por lo menos 5 años sus servicios en puestos de alto nivel decisorio, cuyo desempeño requiere conocimientos y experiencia en materia financiera o administrativa.

iii) No tener alguno de los impedimentos que para ser Consejero se señalan en los incisos del (d) al (f) anteriores.

Los comisarios deber cumplir con el requisito de ser residente en territorio mexicano, en términos de lo dispuesto por el Código Fiscal de la Federación.

La propia Comisión puede resolver que se proceda a la remoción de los miembros del consejo de administración, director general, comisarios y demás funcionarios que puedan obligar con su firma a la controladora, cuando considere que no reúnen los requisitos para el desempeño de sus funciones, no cuenten con la calidad técnica y moral para ello, o bien, incurran de manera grave o reiterada en infracciones a la Ley para Regular las Agrupaciones Financieras o las disposiciones de carácter general que de ella emanen. En los dos últimos supuestos, la Comisión podrá, además, inhabilitar a las citadas personas para desempeñar un empleo, cargo o comisión dentro del sistema financiero mexicano, por un período de seis meses a cinco años, sin perjuicio de las sanciones que conforme a otros ordenamientos legales resultaren aplicables.

2.B. Comités del Consejo de Administración al 31 de diciembre de 2001

Comité Ejecutivo

Integrantes:
- Guajardo Touché Ricardo
- Madariaga Lomelín José
- Braniff Hierro Juan Carlos
- De Ampuero y Osma José Domingo
- Nafría Aznar Vitalino Manuel

Funciones:
- Resolver sobre asuntos extraordinarios y urgentes que competan al Consejo de Administración, que no puedan ser conocidos por ese órgano, por la necesidad inmediata de resolverlos; en la inteligencia de que la validez de estas resoluciones quedará sujeta a condición resolutoria consistente en que el Consejo de Administración las ratifique.
- Conocer de cualquier asunto que el presidente o el consejero delegado resuelvan presentar al Comité.
- Convocar a reuniones extraordinarias del Consejo de Administración, y
- Resolver sobre cualquier asunto que expresamente le delegue el Consejo de Administración.

Comité de Crédito y Riesgo de Mercado

Integrantes:
- Guajardo Touché Ricardo
- Madariaga Lomelín José
- Braniff Hierro Juan Carlos
- Aymes Blanchet Andrés
- Fernández Carbajal Francisco Javier (Suplente)
- Nafría Aznar Vitalino Manuel

Funciones:
- Aprobar operaciones de crédito por montos elevados.
- Aprobar las políticas y normas sobre administración del riesgo crediticio y de mercado.
- Dar seguimiento a los riesgos de crédito vigentes o vencidos.

Comité de Tecnología, Remuneraciones y Compensaciones del Personal Directivo

Integrantes:
- Goirigolzarri Tellaeche José Ignacio
- Elizondo Lozano Eduardo Angel (Suplente)
- Fernández Carbajal José Antonio
- Sánchez-Asiaín Sanz Ignacio (Suplente)
- Terreros Ceballos Gonzalo

Funciones:
- Aprobar las remuneraciones ordinarias y extraordinarias del presidente, vicepresidente, consejero delegado y las personas que le reporten directamente.
- Aprobar planes de desarrollo tecnológico.
- Aquellos que le delegue expresamente el Consejo de Administración.

Comité de Desarrollo de Negocios Estratégicos

Integrantes:
- Guajardo Touché Ricardo
- Goirigolzarri Tellaeche José Ignacio
- Fernández Carbajal Francisco Javier (Suplente)
- Fernández Carbajal José Antonio
- Fernández Pelaz Mario
- Sánchez-Asiaín Sanz Ignacio (Suplente)
- Terreros Ceballos Gonzalo

Función Principal:
- Dar seguimiento a los acuerdos de alianza estratégica.

Comité de Cumplimiento Normativo, Auditoria, Control y Disciplina

Integrantes:
- Madariaga Lomelín José (Suplente)
- Elizondo Lozano Eduardo Angel (Suplente)
- Fernández Carbajal José Antonio
- Santoro de Mattos Almeida Raúl
- Terreros Ceballos Gonzalo

Funciones:
- Verificar el cumplimiento de las funciones de auditoria interna y externa, así como conocer el resultado de dichas auditorias.
- Servir como canal de comunicación entre el consejo de administración y los auditores internos, externos y, en su caso, los comisarios.
- Proponer al Consejo de Administración los candidatos para auditores externos, así como el alcance de su mandato.
- Recibir y revisar el reporte del auditor externo, el cual deberá contener, entre otros aspectos, recomendaciones sobre mejoras al sistema de control interno, con base en debilidades detectadas al dictaminar los estados financieros.
- Revisar con el auditor externo y/o los auditores internos los reportes que, conforme a lo establecido por la normativa de las autoridades competentes, esté obligada la institución a presentar a su consejo de administración.
- Supervisar y evaluar la independencia, calidad y efectividad de la función de auditoria interna, así como sus programas anuales.
- Recomendar al Consejo de Administración las bases para la preparación de la información financiera, asegurando que ésta sea útil, oportuna, confiable y que cuente con la calidad suficiente y necesaria para sustentar la adecuada toma de decisiones.
- Revisar los resultados de las inspecciones realizadas por las autoridades competentes y, en su caso, derivadas de las auditorias que dichas autoridades ordenen practicar.
- Conocer el reporte mensual que prepare el Oficial de Cumplimiento Normativo respecto del cumplimiento de su función.

2.C. Principales Directores

Nombre	Cargo	Antigüedad [1]	Edad
Vitalino Nafría Aznar	Consejero Delegado	36	51
Jaime Adam Vidal	Director General de Finanzas	27	51
Ignacio Aldonza Goicoechea	Director General de Sistemas y Operaciones	14	41
Andrés Aymes Blanchet	Director General de Eficiencia y Costos	24	62
Humberto Bañuelos Caamaño	Director General Casa de Bolsa BBVA Bancomer y Asset Management	15	42
Juan Carlos Braniff Hierro	Director General de Previsión y Nuevos Negocios	14	45
José Fernando Díaz Castañares	Director General de Servicios Jurídicos	9	39
Tomás Ehrenberg Aldford	Director General de Banca de Empresas y Gobierno	9	46
José María García Meyer-Dohner	Director General de Banca Comercial	27	45
Alfredo Francisco Gisholt Orozco	Director General de Recursos Humanos	8	55
Juan Luis Mayordomo Saugar	Director General de Mercados	6	54
Anthony McCarthy Sandland	Director General de Banca Mayorista Global	9	48
José Ignacio Merino Martín	Director General de Auditoría	18	44
Manuel Sánchez Rodríguez	Director General de Administración de Riesgo y Recuperación de Crédito	11	36

(1) Antigüedad en Bancomer, BBV-Probursa ó BBVA.

2.D. Compensación

Las compensaciones anualizadas totales que recibieron los directivos de más alto nivel de BBVA Bancomer durante el ejercicio 2001 (17 personas), por concepto de retribuciones fijas ascendieron a 70 millones de pesos. Asimismo, recibieron 28 millones de pesos por concepto de bonos por logro de resultados. El pago de estos bonos es proporcional al ingreso fijo y se mide aplicando los mismos criterios que al resto del personal ejecutivo del Grupo, según 3 variables: resultados globales, resultados individuales y apreciación general del desempeño.

Con relación al plan de pensiones, este grupo de directivos está cubierto por el mismo plan que el resto del personal. Las obligaciones se encuentran totalmente cubiertas por una reserva cuyo monto es de 78 millones de pesos.

Se tiene un plan de compra de opciones sobre acciones de GFBB, aplicable a los directivos de origen Bancomer, el cual fue implantado en 1999 y tiene una duración de 5 años. En un fideicomiso ex profeso se encuentran depositadas suficientes acciones para hacer frente a los compromisos que genera el plan y las cuales están totalmente pagadas. No se tiene contemplado por el momento extender este plan a otros directivos, ni implantar algún otro plan similar.

Los consejeros reciben dos centenarios por concepto de remuneración por cada sesión del Consejo de Administración a la que asistan, en cumplimiento de los acuerdos de la correspondiente Asamblea General Extraordinaria de Accionistas.

2.E. Parentesco entre Consejeros y Principales Funcionarios

Eva Garza Lagüera de Fernández, Consejero Suplente, es esposa de José Antonio Fernández Carbajal, Consejero Propietario.

Bárbara Garza Lagüera de Braniff, Consejero Suplente, es esposa de Juan Carlos Braniff Hierro, Vicepresidente del Consejo de Administración y Director General de Previsión y Nuevos Negocios.

José Antonio Fernández Carbajal, Consejero Propietario, es (i) hermano de Francisco Javier Fernández Carbajal, Consejero Suplente y Director General de Desarrollo Corporativo, y (ii) cuñado de Bárbara Garza Lagüera de Braniff, Consejero Suplente.

Francisco Javier Fernández Carbajal, Consejero Suplente y Director General de Desarrollo Corporativo, es (i) hermano de José Antonio Fernández Carbajal, Consejero Propietario, y (ii) cuñado de Eva Garza Lagüera de Fernández, Consejero Suplente.

Francisco José Calderón Rojas, Consejero Suplente, es hijo de José Fernando Calderón Ayala, Consejero Propietario.

Maximino José Michel González, Consejero Suplente, es hijo de Max Michel Suberville, Consejero Propietario.

Juan Carlos Braniff Hierro, Vicepresidente del Consejo de Administración y Director General de Previsión y Nuevos Negocios, es cuñado de Eva Garza Lagüera de Fernández, Consejero Suplente.

2.F. Accionistas Beneficiarios del 5% ó más de cada serie de acciones al 31 de Diciembre de 2001:

Accionistas	Acciones Serie O en propiedad	Participación %
BBVAIIC	4,436,925,190	48.10%
FID. F/23314-8	938,914,061	10.18%
Gobierno Federal	949,838,031	10.30%

Como consecuencia de la fusión de Grupo Financiero Bancomer, S.A. de C.V., como fusionante, y Grupo Financiero BBV-Probursa, S.A. de C.V., como fusionada, que surtió plenos efectos el 16 de agosto de 2000, BBVA International Investment Corporation participó con un elevado porcentaje en el capital social de la sociedad resultante de la fusión, siendo éste el cambio más significativo que se ha presentado en los últimos tres años.

De conformidad con el registro de accionistas que se ha formado en términos del artículo 78 de la Ley del Mercado de Valores, los principales accionistas son los que se han relacionado, desconociéndose el porcentaje de participación de los restantes accionistas menores, cuyas acciones constantemente se están negociando en el mercado.

Cabe señalar que la emisora es controlada por Banco Bilbao Vizcaya Argentaria, S.A., Institución de Crédito de nacionalidad española, a través de su subsidiaria en Puerto Rico BBVA International Investment Corporation, así como por los Fideicomitentes Fideicomisarios del Fideicomiso F/23314-8, constituido en Bancomer, S.A. el 17 de noviembre de 1992.

Se da el control mediante el ejercicio de los derechos corporativos de las acciones propias de BBVA International Investment Corporation y del Fideicomiso F/23314-8, que a finales del ejercicio de 2001 representaban un 58.28% del capital social ordinario, conformado por acciones serie O con derecho de voto pleno, misma situación que se ajusta al concepto de "control", que se define en el penúltimo párrafo del artículo 20 de la Ley para Regular las Agrupaciones Financieras, en los siguientes términos: "se entenderá que se obtiene el control de una sociedad controladora cuando se adquiera el treinta por ciento o más de las acciones representativas del capital social de la propia sociedad, tenga el control de la asamblea general de accionistas, esté en posibilidad de nombrar a la mayoría de los miembros del consejo de administración, o por cualquier otro medio controle a la sociedad controladora de que se trate."

3. Auditores

El 22 de marzo de 2001, el Consejo de Administración del Grupo Financiero BBVA Bancomer, S.A. de C.V., aprobó la designación del Despacho Ruiz, Urquiza y Cía., S.C. (Arthur Andersen) como auditores externos.

En los últimos 2 ejercicios, el Despacho Ruiz, Urquiza y Cía, S.C. no emitió opinión con salvedad u opinión negativa, ni se abstuvo de emitir opinión acerca de los estados financieros del Grupo.

4. Operaciones con Personas Relacionadas y Conflictos de Intereses

Al 31 de diciembre de 2001, el total de la cartera de créditos relacionados, bajo el Artículo 73, era de 3,893 millones de pesos, representando el 2.3% del total de la cartera de Bancomer. A esa misma fecha, los 25 créditos relacionados más grandes ascendían a 3,885 millones de pesos, representando el 99.8% del total de créditos bajo este apartado. Del monto total de créditos relacionados, 3,381 millones de pesos fueron créditos otorgados a clientes vinculados con miembros del Consejo de Administración, 511 millones de pesos a clientes vinculados con accionistas y 0.5 millones de pesos a clientes vinculados con funcionarios de BBVA Bancomer. Los créditos relacionados han sido otorgados y calificados de acuerdo con las políticas, procedimientos y sistemas de calificación aplicables al resto de la cartera de créditos de BBVA Bancomer. En base a los criterios de calificación de la cartera de créditos emitidos por la CNBV, al 31 de diciembre de 2001, el 49.8% de los créditos relacionados estaban calificados con categoría "A", el 37.6% con categoría "B", el 11.3% con categoría "C", el 1.3% con categoría "E". La gran mayoría de estos créditos son clasificados en cartera comercial.

V. MERCADO ACCIONARIO

1. Estructura Accionaria

Serie O

Acciones ordinarias nominativas serie O (9,224,613,822 acciones en circulación), cotizadas en 1) la Bolsa Mexicana de Valores (clave GFBBO), 2) en *PORTAL* bajo el mecanismo de ADRs de acuerdo con la regla restrictiva 144A (clave GFBWY, 1 ADR = 20 acciones), 3) en el mercado *Over the Counter* bajo el mecanismo de ADRs Nivel 1 (clave GFBVY, 1 ADR = 20 acciones), y 4) en el mercado *Latibex* (clave XGFBB, 1 valor = 20 acciones).

Derechos Corporativos: (Estos también aplican para los tenedores de ADRs y XGFBB)
Cada acción de la serie O dará derecho a un voto en todas las asambleas ordinarias y extraordinarias como lo marca la ley.

Derechos Patrimoniales: (Estos también aplican para los tenedores de ADRs y XGFBB)
Los tenedores de las acciones de la serie O tendrán derecho a pago de dividendos.

2. Comportamiento de la Acción en el Mercado de Valores

Serie O anual Año	Cierre	Máximo	Mínimo	Volumen
1997	5.11	5.74	2.07	3,769,570,645
1998	2.11	6.13	0.92	4,087,497,921
1999	3.94	4.47	1.32	6,267,809,349
2000	5.32	6.50	3.35	4,652,484,508
2001	8.35	9.18	5.10	2,654,825,349

Serie O trimestral Fecha	Cierre	Máximo	Mínimo	Volumen
1er Trimestre de 2000	5.20	6.50	3.35	1,855,648,313
2do Trimestre de 2000	5.00	5.42	3.49	1,673,387,901
3er Trimestre de 2000	5.46	6.00	4.54	631,536,983
4to Trimestre de 2000	5.32	6.00	4.90	491,911,311
1er Trimestre de 2001	6.36	7.04	5.10	635,303,603
2do Trimestre de 2001	8.97	9.18	6.30	782,010,167
3er Trimestre de 2001	6.58	9.17	5.74	689,580,428
4to Trimestre de 2001	8.35	8.80	6.40	552,951,651

Serie O mensual Fecha	Cierre	Máximo	Mínimo	Volumen
Dic-01	8.35	8.8	7.05	215,975,955
Ene-02	9.81	9.98	8.35	248,535,568
Feb-02	9.51	10.42	8.98	265,687,304
Mar-02	9.88	10.12	9.49	179,860,857
Abr-02	9.31	9.99	9.2	253,097,916
May-02	8.35	9.4	8.22	341,117,195

Grupo Financiero BBVA Bancomer, S.A. de C.V.
y Compañías Subsidiarias

Estados financieros consolidados al 31 de diciembre de 2001 y 2000
Expresados en pesos de poder adquisitivo del 31 de diciembre de 2001

Y Dictamen de los auditores

A los Señores Accionistas de
Grupo Financiero BBVA Bancomer, S.A. de C.V.
y Compañías Subsidiarias,

Hemos examinado los balances generales consolidados de GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V. Y COMPAÑIAS SUBSIDIARIAS (el Grupo Financiero) al 31 de diciembre de 2001 y 2000 y los correspondientes estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera, que les son relativos, por los años terminados en esas fechas. Dichos estados financieros son responsabilidad de la Administración del Grupo Financiero. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas en México, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes y de que están preparados de acuerdo con las prácticas contables establecidas por la Comisión Nacional Bancaria y de Valores (la Comisión). La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de las prácticas contables utilizadas, de las estimaciones significativas efectuadas por la Administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

Como se explica en las Notas 1 y 2 a los estados financieros, las operaciones del Grupo Financiero, así como sus requerimientos de información financiera, están regulados por la Comisión, quien emite circulares contables, así como oficios generales y particulares que regulan el registro contable de las transacciones. La Nota 3 describe las diferencias entre las prácticas contables prescritas por la Comisión y los principios de contabilidad generalmente aceptados en México, aplicados comúnmente en la preparación de estados financieros para otro tipo de sociedades no reguladas, así como aquellas originadas por las autorizaciones generales y particulares emitidas por la Comisión.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Grupo Financiero BBVA Bancomer, S.A. de C.V. y Compañías Subsidiarias al 31 de diciembre de 2001 y 2000 y los resultados de sus operaciones, las variaciones en el capital contable y los cambios en su situación financiera, por los años terminados en esas fechas, de conformidad con las prácticas contables prescritas por la Comisión Nacional Bancaria y de Valores.

Ruiz, Urquiza y Cía., S.C.

CPC Jorge Tapia del Barrio
Registro en la Administración General
de Auditoría Fiscal Federal Núm. 8015

31 de enero de 2002

Grupo Financiero BBVA Bancomer, S.A. de C.V.
y Compañías Subsidiarias

Balances generales consolidados al 31 de diciembre de 2001 y 2000
Expresados en moneda de poder adquisitivo del 31 de diciembre de 2001
(En miles de pesos)

Activo

	2001	2000
Disponibilidades	$ 64,518,559	$ 49,648,408
Inversiones en valores:		
Títulos para negociar	35,783,152	9,969,142
Títulos disponibles para la venta	7,964,537	8,682,495
Títulos conservados a vencimiento	20,748,366	24,919,173
	64,496,055	43,570,810
Operaciones con valores y derivadas:		
Saldos deudores en operaciones de reporto	38,770	200,201
Operaciones con instrumentos financieros derivados	92,982	307,214
	131,752	507,415
Cartera de crédito vigente:		
Créditos comerciales	64,893,600	73,381,607
Créditos a entidades financieras	-	10,433
Créditos al consumo	14,467,685	11,980,597
Créditos a la vivienda	43,016,440	45,074,607
Créditos a entidades gubernamentales	30,811,425	37,408,880
Créditos al FOBAPROA o al IPAB	85,752,676	87,664,848
Total cartera de crédito vigente	238,941,826	255,520,972
Cartera de crédito vencida:		
Créditos comerciales	5,633,632	13,029,749
Créditos al consumo	898,014	955,546
Créditos a la vivienda	6,143,172	7,734,271
Total cartera de crédito vencida	12,674,818	21,719,566
Total cartera de crédito	251,616,644	277,240,538
Estimación preventiva para riesgos crediticios	(14,185,308)	(24,302,159)
Cartera de crédito, neta	237,431,336	252,938,379
Otras cuentas por cobrar, neto	5,133,898	5,825,270
Bienes adjudicados	3,830,306	4,949,980
Inmuebles, mobiliario y equipo, neto	15,292,123	17,884,312
Inversiones permanentes en acciones	3,313,161	4,335,172
Impuestos diferidos, neto	25,028,432	27,243,944
Otros activos:		
Crédito mercantil	4,920,077	5,182,565
Otros activos, cargos diferidos e intangibles	1,441,916	1,604,859
	6,361,993	6,787,424
Total activo	$ 425,537,615	$ 413,691,114

Pasivo y capital

	2001	2000
Captación tradicional:		
Depósitos de exigibilidad inmediata	$ 132,187,184	$ 120,626,906
Depósitos a plazo	190,503,150	193,993,970
Bonos bancarios	502,644	1,276,434
	323,192,978	315,897,310
Préstamos interbancarios y de otros organismos:		
De exigibilidad inmediata	3,074,090	1,657,940
De corto plazo	15,593,717	7,931,347
De largo plazo	19,933,162	28,845,872
	38,600,969	38,435,159
Operaciones con valores y derivadas:		
Saldos acreedores en operaciones de reporto	-	96,980
Operaciones con instrumentos financieros derivados	302,284	27,772
	302,284	124,752
Otras cuentas por pagar:		
Impuesto sobre la renta y participación de utilidades a los empleados por pagar	476,382	117,563
Acreedores diversos y otras cuentas por pagar	7,940,522	8,909,788
	8,416,904	9,027,351
Obligaciones subordinadas en circulación	7,511,047	9,973,781
Créditos diferidos:		
Exceso del valor en libros sobre el costo de las acciones	-	2,232
Otros créditos diferidos	53,060	1,120,386
	53,060	1,122,618
Total pasivo	378,077,242	374,580,971
Capital contable		
Capital contribuido:		
Capital social	2,714,824	2,695,825
Primas en venta de acciones	60,731,901	60,002,254
Obligaciones subordinadas de conversión obligatoria	-	768,345
Capital ganado:		
Reservas de capital	7,148,359	7,148,224
Resultados de ejercicios anteriores	(10,764,175)	(11,392,455)
Resultado por valuación de títulos disponibles para la venta	(2,051,437)	(1,390,004)
Resultado por conversión de operaciones extranjeras	(6,192)	13,634
Resultado por fusión	-	289,924
Insuficiencia en la actualización del capital contable	(20,568,078)	(20,570,824)
Resultado por tenencia de activos no monetarios	(881,520)	(665,069)
Resultado neto	6,090,677	1,764,975
Total capital contable mayoritario	42,414,359	38,664,829
Interés minoritario en subsidiarias	461,264	445,314
Interés minoritario en notas de capital	4,584,750	-
Total capital contable	47,460,373	39,110,143
Total pasivo y capital contable	$ 425,537,615	$ 413,691,114

Cuentas de orden

Operaciones por cuenta de terceros

	2001	2000
Clientes cuentas corrientes:		
Bancos de clientes	$ 4,653	$ 2,026
Liquidación de operaciones de clientes	14,709,913	15,634,607
	14,714,566	15,636,633
Valores de clientes:		
Valores de clientes recibidos en custodia	113,870,342	92,197,512
Valores y documentos recibidos en garantía	132	212
	113,870,474	92,197,724
Operaciones por cuenta de clientes:		
Operaciones de reporto de clientes	4,496,464	8,054,440
Títulos dados en préstamo (prestamista)	-	181
Operaciones de compra (precio de la opción)	421	18,108
Operaciones de banca de inversión por cuenta de terceros, (neto)	9,858,577	35,742,975
	14,355,462	43,815,704
Totales por cuenta de terceros	$ 142,940,502	$ 151,650,061

Operaciones por cuenta propia

	2001	2000
Cuentas de registro propias:		
Avales otorgados	$ 966,276	$ 1,058,742
Aperturas de créditos irrevocables	4,551,064	4,716,962
Bienes en fideicomiso o mandato	437,068,917	490,415,461
Bienes en custodia o en administración	91,116,632	153,047,980
Otras obligaciones contingentes	3,185,606	3,321,645
Montos comprometidos en operaciones con el FOBAPROA o el IPAB	46,044,679	53,581,292
Valores de la sociedad entregados en custodia	398,813	201,086
Valores gubernamentales de la sociedad entregados en custodia	5,213	20
	583,327,200	706,343,188

Operaciones de reporto

	2001	2000
Títulos a recibir por reporto	138,009,687	109,584,325
Menos- Acreedores por reporto	(137,975,732)	(109,669,313)
	33,955	(84,988)
Deudores por reporto	58,312,888	15,277,624
Menos- Títulos a entregar por reporto	(58,308,073)	(15,258,604)
	4,815	19,020
Totales por cuenta propia	$ 583,365,970	$ 706,277,220

	2001	2000
Capital social histórico	$ 1,014,708	$ 996,142

Los presentes balances generales consolidados con los de las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse, se formularon de conformidad con los Criterios de Contabilidad para Sociedades Controladoras de Grupos Financieros emitidos por la Comisión Nacional Bancaria y de Valores con fundamento en lo dispuesto por el artículo 30 de la Ley para Regular las Agrupaciones Financieras, de observancia general y obligatoria, aplicados de manera consistente, encontrándose reflejadas las operaciones efectuadas por la sociedad controladora y las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse hasta la fecha arriba mencionada, las cuales se realizaron y valuaron con apego a sanas prácticas y a las disposiciones legales y administrativas aplicables.

Los presentes balances generales consolidados fueron aprobados por el Consejo de Administración bajo la responsabilidad de los funcionarios que los suscriben.

Vitalino M. Nafría Aznar Consejero Delegado	Jaime Adam Vidal Director General de Finanzas y Contraloría	José Ignacio Merino Martín Director General de Grupo Auditoría	Leobardo Ramírez Hernández Director de Contabilidad Corporativa

Las notas adjuntas son parte integrante de estos balances generales consolidados.

Grupo Financiero BBVA Bancomer, S.A. de C.V.
y Compañías Subsidiarias

Estados consolidados de resultados
Por los años terminados el 31 de diciembre de 2001 y 2000
Expresados en moneda de poder adquisitivo del 31 de diciembre de 2001
(En miles de pesos)

	2001	2000
Ingresos por intereses	$ 58,566,534	$ 66,024,157
Gastos por intereses	(38,973,246)	(48,318,581)
Resultado por posición monetaria (margen financiero)	1,353,929	1,953,784
Margen financiero	20,947,217	19,659,360
Estimación preventiva para riesgos crediticios	(2,480,555)	(3,592,859)
Margen financiero ajustado por riesgos crediticios	18,466,662	16,066,501
Comisiones y tarifas cobradas	11,750,693	9,877,706
Comisiones y tarifas pagadas	(1,584,019)	(1,126,604)
Resultado por intermediación	2,040,603	148,990
Ingresos totales de la operación	30,673,939	24,966,593
Gastos de administración y promoción	19,974,853	19,456,583
Resultado de la operación	10,699,086	5,510,010
Otros productos	3,465,633	757,741
Otros gastos	(3,748,837)	(1,568,851)
Pérdida por posición monetaria	(659,703)	(698,933)
Resultado antes de impuesto sobre la renta y participación de utilidades al personal	9,756,179	3,999,967
Impuesto sobre la renta y participación de utilidades al personal, causados	(649,853)	(883,169)
Impuesto sobre la renta y participación de utilidades al personal, diferidos	(2,679,969)	332,686
Resultado antes de participación en el resultado de subsidiarias y asociadas	6,426,357	3,449,484
Participación en el resultado de subsidiarias y asociadas	33,371	(79,389)
Resultado por operaciones continuas	6,459,728	3,370,095

Grupo Financiero BBVA Bancomer, S.A. de C.V.
y Compañías Subsidiarias

Estados consolidados de resultados
Por los años terminados el 31 de diciembre de 2001 y 2000
Expresados en moneda de poder adquisitivo del 31 de diciembre de 2001
(En miles de pesos)

	2001	2000
Operaciones discontinuadas, partidas extraordinarias y cambios en políticas contables, neto	(157,359)	(1,282,256)
Resultado neto antes de interés minoritario	6,302,369	2,087,839
Interés minoritario	(211,692)	(322,864)
Resultado neto	$ 6,090,677	$ 1,764,975

Los presentes estados de resultados consolidados con los de las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse, se formularon de conformidad con los Criterios de Contabilidad para Sociedades Controladoras de Grupos Financieros emitidos por la Comisión Nacional Bancaria y de Valores con fundamento en lo dispuesto por el artículo 30 de la Ley para Regular las Agrupaciones Financieras, de observancia general y obligatoria, aplicados de manera consistente, encontrándose reflejados todos los ingresos y egresos derivados de las operaciones efectuadas por la sociedad controladora y las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse por el periodo arriba mencionado, las cuales se realizaron y valuaron con apego a sanas prácticas y a las disposiciones legales y administrativas aplicables.

Los presentes estados consolidados de resultados fueron aprobados por el Consejo de Administración bajo la responsabilidad de los funcionarios que los suscriben.

Vitalino M. Nafría Aznar Consejero Delegado	Jaime Adam Vidal Director General de Finanzas y Contraloría
José Ignacio Merino Martín Director General de Grupo Auditoría	Leobardo Ramírez Hernández Director de Contabilidad Corporativa

Las notas adjuntas son parte integrante de estos estados consolidados.

Estados consolidados de variaciones en el capital contable
Por los años terminados el 31 de diciembre de 2001 y 2000
Expresados en moneda de poder adquisitivo del 31 de diciembre de 2001
(En miles de pesos)

	Capital Contribuido			Capital Ganado										
	Capital Social	Prima en Venta de Acciones	Obligaciones Subordinadas de Conversión Obligatoria	Reservas de Capital	Resultados de Ejercicios Anteriores	Resultado por Valuación de Títulos Disponibles para la Venta	Resultado por Conversión de Operaciones Extranjeras	Resultado por Fusión	Insuficiencia en la Actualización del Capital Contable	Resultado por Tenencia de Activos no Monetarios	Resultado Neto	Interés Minoritario en Subsidiarias	Interés Minoritario en Notas de Capital	Total Capital Contable
Saldos al 31 de diciembre de 1999	$ 2,316,688	$ 32,327,606	$ 1,282,285	$ 4,768,953	$ 4,088,989	$ (992,981)	$ 8,121	$ -	$ (18,751,782)	$ -	$ 3,920,592	$ 834,859	$ -	$ 29,803,330
Ajuste a ejercicios anteriores de subsidiarias	-	-	-	-	(167,148)	-	-	-	-	-	-	-	-	(167,148)
Saldos al 31 de diciembre de 1999, ajustados	2,316,688	32,327,606	1,282,285	4,768,953	3,921,841	(992,981)	8,121	-	(18,751,782)	-	3,920,592	834,859	-	29,636,182
Movimientos inherentes a las decisiones de los accionistas-														
Traspaso del resultado del ejercicio 1999	-	-	-	-	3,920,592	-	-	-	-	-	(3,920,592)	-	-	-
Reserva legal	-	-	-	190,060	(190,060)	-	-	-	-	-	-	-	-	-
Reserva para recompra de acciones	-	-	-	2,112,714	(2,112,714)	-	-	-	-	-	-	-	-	-
Recompra de acciones propias	(886)	-	-	(33,037)	-	-	-	-	-	-	-	-	-	(33,923)
Conversión de obligaciones subordinadas	11,152	409,404	(420,556)	-	-	-	-	-	-	-	-	-	-	-
Efectos de fusión	351,502	26,335,214	-	109,544	(4,524,082)	-	-	289,924	(1,813,698)	(299,066)	-	-	-	20,449,338
Emisión de acciones	17,369	930,030	-	-	-	-	-	-	-	-	-	-	-	947,399
Pago de dividendos de Afore Bancomer, S.A. de C.V.	-	-	-	-	-	-	-	-	-	-	-	(298,125)	-	(298,125)
Efecto de saneamiento financiero en subsidiarias	-	-	-	-	(12,232,642)	-	-	-	-	-	-	-	-	(12,232,642)
Aumento de participación de BBVA Bancomer en Afore Bancomer, S.A. de C.V.	-	-	-	-	-	-	-	-	-	-	-	(408,227)	-	(408,227)
Total	379,137	27,674,648	(420,556)	2,379,271	(15,138,846)	-	-	289,924	(1,813,698)	(299,066)	(3,920,592)	(706,352)	-	8,423,870
Movimientos inherentes al reconocimiento de la utilidad integral-														
Resultado del ejercicio	-	-	-	-	-	-	-	-	-	-	1,764,975	322,864	-	2,087,839
Actualización de obligaciones subordinadas de conversión obligatoria	-	-	(93,384)	-	-	-	-	-	-	-	-	-	-	(93,384)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	-	-	-	(366,003)	-	(6,057)	-	(372,060)
Resultado por valuación de títulos disponibles para la venta	-	-	-	-	-	(397,023)	-	-	-	-	-	-	-	(397,023)
Efectos por conversión de subsidiarias extranjeras	-	-	-	-	(169)	-	5,513	-	(5,344)	-	-	-	-	-
Ajuste a ejercicios anteriores de subsidiarias	-	-	-	-	(175,281)	-	-	-	-	-	-	-	-	(175,281)
Total	-	-	(93,384)	-	(175,450)	(397,023)	5,513	-	(5,344)	(366,003)	1,764,975	316,807	-	1,050,091
Saldos al 31 de diciembre de 2000	2,695,825	60,002,254	768,346	7,148,224	(11,392,465)	(1,390,004)	13,634	289,924	(20,570,824)	(665,069)	1,764,975	445,314	-	39,110,143
Movimientos inherentes a las decisiones de los accionistas-														
Traspaso del resultado del ejercicio 2000	-	-	-	-	2,054,899	-	-	(289,924)	-	-	(1,764,975)	-	-	-
Reserva legal	-	-	-	135	(135)	-	-	-	-	-	-	-	-	-
Conversión de obligaciones subordinadas	18,999	729,647	(748,646)	-	-	-	-	-	-	-	-	-	-	-
Pago de dividendos de Afore Bancomer, S.A. de C.V.	-	-	-	-	-	-	-	-	-	-	-	(181,357)	-	(181,357)
Emisión notas de capital BBVA Bancomer	-	-	-	-	-	-	-	-	-	-	-	-	4,584,750	4,584,750
Total	18,999	729,647	(748,646)	135	2,054,764	-	-	(289,924)	-	-	(1,764,975)	(181,357)	4,584,750	4,403,393
Movimientos inherentes al reconocimiento de la utilidad integral-														
Resultado del ejercicio	-	-	-	-	-	-	-	-	-	-	6,090,677	211,692	-	6,302,369
Actualización de obligaciones subordinadas de conversión obligatoria	-	-	(19,699)	-	-	-	-	-	-	-	-	-	-	(19,699)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	-	-	-	(216,461)	-	(14,385)	-	(230,846)
Resultado por valuación de títulos disponibles para la venta	-	-	-	-	-	(661,483)	-	-	-	-	-	-	-	(661,483)
Resultado por conversión de subsidiarias extranjeras	-	-	-	-	17,080	-	(19,826)	-	2,746	-	-	-	-	-
Ajuste a ejercicios anteriores de subsidiarias	-	-	-	-	(1,443,564)	-	-	-	-	-	-	-	-	(1,443,564)
Total	-	-	(19,699)	-	(1,426,484)	(661,483)	(19,826)	-	2,746	(216,461)	6,090,677	197,307	-	3,946,887
Saldos al 31 de diciembre de 2001	$ 2,714,824	$ 60,731,901	$ -	$ 7,148,359	$ (10,764,175)	$ (2,051,487)	$ (6,192)	$ -	$ (20,568,078)	$ (881,520)	$ 6,090,677	$ 461,264	$ 4,584,750	$ 47,460,373

Los presentes estados de variaciones en el capital contable consolidados con los de las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse, se formularon de conformidad con los Criterios de Contabilidad para Sociedades Controladoras de Grupos Financieros, emitidos por la Comisión Nacional Bancaria y de Valores, con fundamento en lo dispuesto por el artículo 30 de la Ley para Regular las Agrupaciones Financieras, de observancia general y obligatoria, aplicados de manera consistente, encontrándose reflejados todos los movimientos en las cuentas de capital contable derivados de las operaciones efectuadas por la sociedad controladora y las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse hasta la fecha arriba mencionada, las cuales se realizaron y valuaron con apego a sanas prácticas y a las disposiciones legales y administrativas aplicables.

Los presentes estados consolidados de variaciones en el capital contable, fueron aprobados por el Consejo de Administración bajo la responsabilidad de los funcionarios que los suscriben

Vitalino M. Nafría Aznar	Jaime Adam Vidal	José Ignacio Merino Martín	Leobardo Ramírez Hernández
Consejero Delegado	Director General de Finanzas y Contraloría	Director General de Grupo Auditoría	Director de Contabilidad Corporativa

Las notas adjuntas son parte integrante de estos estados consolidados

Grupo Financiero BBVA Bancomer, S.A. de C.V.
y Compañías Subsidiarias

Estados consolidados de resultados
Por los años terminados el 31 de diciembre de 2001 y 2000
Expresados en moneda de poder adquisitivo del 31 de diciembre de 2001
(En miles de pesos)

	2001	2000
Ingresos por intereses	$ 58,566,534	$ 66,024,157
Gastos por intereses	(38,973,246)	(48,318,581)
Resultado por posición monetaria (margen financiero)	1,353,929	1,953,784
Margen financiero	20,947,217	19,659,360
Estimación preventiva para riesgos crediticios	(2,480,555)	(3,592,859)
Margen financiero ajustado por riesgos crediticios	18,466,662	16,066,501
Comisiones y tarifas cobradas	11,750,693	9,877,706
Comisiones y tarifas pagadas	(1,584,019)	(1,126,604)
Resultado por intermediación	2,040,603	148,990
Ingresos totales de la operación	30,673,939	24,966,593
Gastos de administración y promoción	19,974,853	19,456,583
Resultado de la operación	10,699,086	5,510,010
Otros productos	3,465,633	757,741
Otros gastos	(3,748,837)	(1,568,851)
Pérdida por posición monetaria	(659,703)	(698,933)
Resultado antes de impuesto sobre la renta y participación de utilidades al personal	9,756,179	3,999,967
Impuesto sobre la renta y participación de utilidades al personal, causados	(649,853)	(883,169)
Impuesto sobre la renta y participación de utilidades al personal, diferidos	(2,679,969)	332,686
Resultado antes de participación en el resultado de subsidiarias y asociadas	6,426,357	3,449,484
Participación en el resultado de subsidiarias y asociadas	33,371	(79,389)
Resultado por operaciones continuas	6,459,728	3,370,095

Grupo Financiero BBVA Bancomer, S.A. de C.V.
y Compañías Subsidiarias

Estados consolidados de resultados
Por los años terminados el 31 de diciembre de 2001 y 2000
Expresados en moneda de poder adquisitivo del 31 de diciembre de 2001
(En miles de pesos)

	2001	2000
Operaciones discontinuadas, partidas extraordinarias y cambios en políticas contables, neto	(157,359)	(1,282,256)
Resultado neto antes de interés minoritario	6,302,369	2,087,839
Interés minoritario	(211,692)	(322,864)
Resultado neto	$ 6,090,677	$ 1,764,975

Los presentes estados de resultados consolidados con los de las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse, se formularon de conformidad con los Criterios de Contabilidad para Sociedades Controladoras de Grupos Financieros emitidos por la Comisión Nacional Bancaria y de Valores con fundamento en lo dispuesto por el artículo 30 de la Ley para Regular las Agrupaciones Financieras, de observancia general y obligatoria, aplicados de manera consistente, encontrándose reflejados todos los ingresos y egresos derivados de las operaciones efectuadas por la sociedad controladora y las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse por el periodo arriba mencionado, las cuales se realizaron y valuaron con apego a sanas prácticas y a las disposiciones legales y administrativas aplicables.

Los presentes estados consolidados de resultados fueron aprobados por el Consejo de Administración bajo la responsabilidad de los funcionarios que los suscriben.

Vitalino M. Nafría Aznar
Consejero Delegado

Jaime Adam Vidal
Director General de Finanzas
y Contraloría

José Ignacio Merino Martín
Director General de Grupo Auditoría

Leobardo Ramírez Hernández
Director de Contabilidad Corporativa

Grupo Financiero BBVA Bancomer, S.A. de C.V.
y Compañías Subsidiarias

Estados consolidados de cambios en la situación financiera
Por los años terminados el 31 de diciembre de 2001 y 2000
Expresados en moneda de poder adquisitivo del 31 de diciembre de 2001
(En miles de pesos)

	2001	2000
Actividades de operación:		
Resultado antes de interés minoritario	$ 6,302,369	$ 2,087,839
Más (menos)- Cargos (créditos) a resultados que no requirieron (generaron) recursos-		
Resultados por valuación a valor razonable	1,052,923	229,228
Estimación preventiva para riesgos crediticios	2,480,555	3,592,859
Depreciación y amortización	1,977,110	1,692,820
Impuestos diferidos	2,486,506	(332,686)
Provisión para obligaciones diversas	(610,447)	(1,984,833)
Participación en el resultado de subsidiarias y asociadas	(33,371)	79,389
	13,655,645	5,364,616
Aumento o disminución de partidas relacionadas con la operación-		
Aumento (disminución) en captación tradicional	7,471,214	(10,627,529)
Disminución de cartera de crédito	13,026,487	8,834,842
(Aumento) disminución en operaciones de tesorería (inversiones en valores y operaciones con valores)	(22,597,304)	11,266,246
Disminución (aumento) en operaciones con instrumentos financieros derivados con fines de negociación	324,691	(42,931)
Aumento (disminución) en préstamos interbancarios y de otros organismos	165,810	(15,417,451)
Efectos de fusión con Grupo Financiero BBV-Probursa	-	10,884,972
Efectos de fusión con Banca Promex	-	4,698,572
Recursos generados por la operación	12,046,543	14,961,337
Actividades de financiamiento:		
Obligaciones subordinadas en circulación	(2,462,734)	(876,989)
Obligaciones subordinadas en circulación de conversión obligatoria en capital	(19,699)	(93,384)
Conversión de obligaciones subordinadas en capital	(748,646)	(420,556)
Pago de dividendos en efectivo de Afore Bancomer, S.A. de C.V. (capital minoritario)	(181,357)	(298,125)
Aumento de participación de Bancomer en Afore Bancomer, S.A. de C.V.	-	(408,227)
Capital contable	543,821	(359,591)
Efecto de minusvalía de inmuebles	(1,428,418)	-
Efectos de fusión con Grupo Financiero BBV-Probursa-		
Obligaciones subordinadas en circulación	-	2,147,936
Capital contable	-	20,748,454
Efectos de fusión con Banca Promex-		
Obligaciones subordinadas en circulación	-	458,608
Suscripción de acciones para pago al IPAB	-	946,948
Interés minoritario en emisión de notas de capital de BBVA Bancomer, S.A.	4,584,750	-
Recursos generados en actividades de financiamiento	287,717	21,845,074

Grupo Financiero BBVA Bancomer, S.A. de C.V.
y Compañías Subsidiarias

Estados consolidados de cambios en la situación financiera
Por los años terminados el 31 de diciembre de 2001 y 2000
Expresados en moneda de poder adquisitivo del 31 de diciembre de 2001
(En miles de pesos)

	2001	2000
Actividades de inversión:		
Adiciones de activo fijo, neto de retiros	(642,235)	(604,185)
Efecto de minusvalía de inmuebles	1,428,418	-
Disminución (aumento) en inversiones permanentes en acciones	941,540	(1,889,990)
Disminución (aumento) en bienes adjudicados	1,119,674	(383,637)
Otros activos, otros pasivos, cargos y créditos diferidos, neto	(311,506)	(1,304,328)
Efectos de fusión con Grupo Financiero BBV-Probursa	-	(8,836,559)
Efectos de fusión con Banca Promex	-	(786,899)
Recursos generados (utilizados) en actividades de inversión	2,535,891	(13,805,598)
Aumento de efectivo y equivalentes	14,870,151	23,000,813
Efectivo y equivalentes al principio del período	49,648,408	26,647,595
Efectivo y equivalentes al final del período	$ 64,518,559	$ 49,648,408

Los presentes estados de cambios en la situación financiera consolidados con los de las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse, se formularon de conformidad con los Criterios de Contabilidad para Sociedades Controladoras de Grupos Financieros emitidos por la Comisión Nacional Bancaria y de Valores con fundamento en lo dispuesto por el artículo 30 de la Ley para Regular las Agrupaciones Financieras, de observancia general y obligatoria, aplicados de manera consistente encontrándose reflejados todos los orígenes y aplicaciones de efectivo derivados de las operaciones efectuadas por la sociedad controladora y las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse hasta la fecha arriba mencionada, las cuales se realizaron y valuaron con apego a sanas prácticas y a las disposiciones legales y administrativas aplicables.

Los presentes estados consolidados de cambios en la situación financiera fueron aprobados por el Consejo de Administración bajo la responsabilidad de los funcionarios que los suscriben.

Vitalino M. Nafría Aznar Consejero Delegado	Jaime Adam Vidal Director General de Finanzas y Contraloría
José Ignacio Merino Martín Director General de Grupo Auditoría	Leobardo Ramírez Hernández Director de Contabilidad Corporativa

Las notas adjuntas son parte integrante de estos estados consolidados.

Grupo Financiero BBVA Bancomer, S.A. de C.V.
y Compañías Subsidiarias

Notas a los estados financieros consolidados al 31 de diciembre de 2001 y 2000
Expresadas en pesos de poder adquisitivo del 31 de diciembre de 2001
(En miles de pesos)

1 Operaciones y entorno regulatorio de operación:

Grupo Financiero BBVA Bancomer, S.A. de C.V. y Subsidiarias (el Grupo Financiero), ha sido autorizado por la Secretaría de Hacienda y Crédito Público (SHCP) para constituirse y funcionar como grupo financiero en la forma y términos que establece la Ley para Regular las Agrupaciones Financieras, quedando bajo la inspección y vigilancia de la Comisión Nacional Bancaria y de Valores (la Comisión). Sus operaciones consisten en prestar servicios de banca múltiple, actuar como intermediario en el mercado de valores así como adquirir y administrar acciones emitidas por instituciones de seguros, pensiones y fianzas, empresas de arrendamiento y factoraje financiero, sociedades de inversión y cualquier otra clase de asociaciones o entidades financieras y de sociedades que determine la SHCP con base en lo establecido en la Ley para Regular las Agrupaciones Financieras. Sus operaciones están reguladas por la Comisión, la Ley de Instituciones de Crédito, la Ley de Banco de México y la Ley del Mercado de Valores. Asimismo, sus subsidiarias no consolidadas son reguladas según su actividad por la Comisión, la Comisión Nacional de Seguros y Fianzas y demás leyes aplicables.

Por disposiciones legales, el Grupo Financiero responde ilimitadamente de las obligaciones y pérdidas de cada una de sus empresas subsidiarias.

Dentro de las facultades que le corresponden a la Comisión en su carácter de regulador de los grupos financieros, pudiera llevar a cabo revisiones de la información financiera del Grupo Financiero y requerir modificaciones a la misma.

Fusión y reorganización de negocios-

El 1º de julio de 2000 surtió efectos la fusión de Grupo Financiero Bancomer, S.A. de C.V., como sociedad fusionante, con Grupo Financiero BBV-Probursa, S.A. de C.V. (BBV-Probursa), como sociedad fusionada. La fusión de los grupos financieros originó una aportación previa de capital en la sociedad fusionada de 1,400 millones de dólares americanos (equivalentes al 31 de diciembre de 2001 a $12,837,300) para el fortalecimiento financiero de las operaciones bancarias. Dicho fortalecimiento financiero se realizó mediante la constitución de reservas con cargo a cuentas de capital contable de las instituciones bancarias, de conformidad con la Comisión.

Una vez que la fusión surtió efectos frente a terceros, el Grupo Financiero cambió su denominación social a Grupo Financiero BBVA Bancomer, S.A. de C.V.

La operación de fusión y su correspondiente registro contable se realizó con base en los estados financieros de los Grupos Financieros al 30 de junio de 2000 y fue autorizada por la Comisión.

Con fecha 10 de agosto de 2000, el Grupo Financiero adquirió del Instituto para la Protección al Ahorro Bancario (IPAB), la totalidad menos una de las acciones representativas del capital social de Banca Promex, S.A., Institución de Banca Múltiple (Promex) (la cual se fusionó en septiembre del mismo año con Bancomer, S.A., Institución de Banca Múltiple (Bancomer)). Asimismo, en noviembre del mismo año el Grupo Financiero y Bancomer efectuaron una aportación de 327 millones de dólares americanos a un fideicomiso, lo cual permitió al Grupo Financiero incrementar su participación en Seguros Bancomer, S.A. de C.V. en un 24.01% y en Pensiones Bancomer, S.A. de C.V. en un 48.99% y a Bancomer incrementar su participación en Afore Bancomer, S.A. de C.V. en un 24%.

Por otro lado, como consecuencia de la fusión de los Grupos Financieros y con el objeto de facilitar la integración de sistemas y operaciones, después de la fusión se llevó a cabo una reorganización interna de las subsidiarias bancarias y de las casas de bolsa, la cual consistió principalmente en traspasar las actividades de banca tradicional de Banco Bilbao Vizcaya-México, S.A. (BBV-México) a Bancomer, traspasar ciertas actividades relacionadas con servicios financieros de ésta última a BBV-México y fusionar Casa de Bolsa Bancomer, S.A. de C.V. con Casa de Bolsa BBV-Probursa, S.A. de C.V. De esta manera, Bancomer, S.A. cambió su denominación social a BBVA Bancomer, S.A., Institución de Banca Múltiple; Banco Bilbao Vizcaya-México, S.A. a BBVA Bancomer Servicios, S.A., Institución de Banca Múltiple y Casa de Bolsa BBV-Probursa, S.A. de C.V. a Casa de Bolsa BBVA Bancomer, S.A. de C.V.

En Asamblea General Extraordinaria de Accionistas de BBVA Bancomer celebrada el 31 de agosto de 2001, se aprobó la fusión de esta Institución como entidad fusionante con Inmobiliaria Bancomer, S.A. de C.V., Inmobiliaria Promex, S.A. de C.V., Inmobiliaria Procorp, S.A. de C.V., Properiférico, S.A. de C.V. e Inmobiliaria Pro Río San Angel, S.A. de C.V. como entidades fusionadas.

En Asamblea General Extraordinaria de Accionistas celebrada el 3 de octubre de 2001 se aprobó la venta de la participación accionaria que el Grupo Financiero mantenía en Crédito Familiar, S.A. de C.V. y Seguros BBV Probursa, S.A. de C.V. Estas ventas se realizaron en el mes de diciembre de 2001 y generaron una utilidad para el Grupo Financiero de $244,000 aproximadamente.

Como resultado de estos eventos, al 31 de diciembre de 2001 las subsidiarias del Grupo Financiero son las siguientes:

- BBVA Bancomer, S.A., Institución de Banca Múltiple y Subsidiarias
- BBVA Bancomer Servicios, S.A., Institución de Banca Múltiple
- Casa de Bolsa BBVA Bancomer, S.A. de C.V. y Subsidiarias
- GFB Servicios, S.A. de C.V. y Subsidiarias
- BBVA Bancomer Servicios Administrativos, S.A. de C.V.
- BBVA Bancomer Gestión, S.A. de C.V.
- Seguros Bancomer, S.A. de C.V.
- Pensiones Bancomer, S.A. de C.V.
- Fianzas Probursa, S.A. de C.V.

La participación del Grupo Financiero en estas subsidiarias es del 99.9% a excepción de Seguros Bancomer, S.A. de C.V., en donde la participación es del 75.01%.

2 Principales políticas contables:

Las políticas contables que sigue el Grupo Financiero, están de acuerdo con las prácticas contables establecidas por la Comisión, las cuales requieren que la Administración efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas de las partidas incluidas en los estados financieros y efectuar las revelaciones que se requieran en los mismos. Aún cuando pueden llegar a diferir de su efecto final, la Administración considera que las estimaciones y supuestos utilizados fueron los adecuados en las circunstancias.

A falta de un criterio contable específico de la Comisión, o general de los Principios de Contabilidad Generalmente Aceptados (PCGA) emitidos por el Instituto Mexicano de Contadores Públicos (IMCP), se deberán aplicar en forma supletoria, en dicho orden, las normas internacionales de contabilidad emitidas por el International Accounting Standards Committee (IASC) y los principios de contabilidad generalmente aceptados en Norteamérica emitidos por el Financial Accounting Standards Board (FASB).

Los estados financieros consolidados al 31 de diciembre de 2000, presentan los efectos de la fusión siguiendo el criterio legal y fiscal de que la entidad fusionante asume activos, pasivos y capital en la fecha de la fusión, sin presentar los estados financieros combinados de ejercicios anteriores. Consecuentemente, los resultados del Grupo Financiero BBV-Probursa, S.A. de C.V. del 1° de enero al 30 de junio de 2000 se presentan como un resultado neto dentro del capital contable y no consolidados en los resultados del año.

A continuación se describen las principales prácticas contables seguidas por el Grupo Financiero:

Bases de consolidación-

Los estados financieros consolidados adjuntos incluyen los estados financieros del Grupo Financiero y sus subsidiarias pertenecientes al sector financiero. Las inversiones permanentes en sociedades de inversión, así como las inversiones en las empresas de seguros, fianzas y pensiones, se valúan conforme al método de participación, de acuerdo con los criterios contables establecidos por la Comisión. Todos los saldos y transacciones importantes entre compañías han sido eliminados.

La participación en los resultados y los cambios patrimoniales de las subsidiarias que fueron vendidas durante el ejercicio, se incluyen en los estados financieros hasta la fecha en que se llevaron a cabo las transacciones, actualizados en términos de poder adquisitivo de la moneda de fin del ejercicio.

Las cifras relevantes de las principales subsidiarias no consolidadas se muestran a continuación:

Compañía	%	Activos	Pasivos	Capital Contable	Utilidad Neta
Seguros Bancomer	75.01	$ 3,140,616	$ 2,170,967	$ 969,649	$ 154,180
Pensiones Bancomer	99.99	$ 10,781,312	$ 10,472,932	$ 308,380	$ 128,002
Fianzas Probursa	99.99	$ 86,891	$ 49,865	$ 37,026	$ (25,242)

Reconocimiento de los efectos de la inflación en la información financiera-

El Grupo Financiero actualiza en términos de poder adquisitivo de la moneda de fin del último ejercicio todos los estados financieros, reconociendo así los efectos de la inflación. Los estados financieros del año anterior han sido actualizados a moneda del último cierre y sus cifras difieren de las originalmente presentadas en la moneda del año correspondiente. Consecuentemente, las cifras de los estados financieros son comparables entre sí y con el año anterior, al estar todas expresadas en la misma moneda.

Para reconocer los efectos de la inflación en términos de poder adquisitivo de moneda de cierre, se procedió como sigue:

- *En el balance:*

  Los inmuebles fueron actualizados con base en un factor derivado del valor de las Unidades de Inversión (UDIS), tomando como base para su actualización valores determinados por valuadores independientes.

Durante el mes de agosto de 2001, se determinó un ajuste a la baja en el valor contable de los bienes inmuebles de BBVA Bancomer y sus subsidiarias inmobiliarias, el cual incluye gastos de instalación y minusvalía en inmuebles, neta de impuestos diferidos, tomando como base avalúos practicados en marzo de 2000 actualizados a valores de junio de 2001. El importe de este ajuste ascendió a $1,428,418 y se registró con cargo a utilidades acumuladas, lo cual fue autorizado por la Comisión con base en lo establecido en la Disposición Tercera de la Circular 1448. Este ajuste incluyó la cancelación del impuesto al activo por recuperar cuyo derecho se perdió con la fusión de las inmobiliarias.

El mobiliario y equipo fue actualizado con base en un factor derivado del valor de las UDIS a partir de su fecha de adquisición y hasta el cierre del ejercicio.

Los bienes adjudicados se consideran partidas monetarias, por lo que el valor de registro de estos bienes no está sujeto a actualización alguna debido al reconocimiento de los efectos de la inflación.

Las inversiones permanentes se valúan considerando el método de participación como un costo específico, mostrándose como resultado por tenencia de activos no monetarios la diferencia entre la actualización del saldo al inicio del período con base en el factor de actualización derivado del valor de las UDIS y el incremento o decremento por el método de participación.

El capital contribuido y ganado, así como las otras partidas no monetarias se actualizan con un factor derivado del valor de las UDIS desde su fecha de aportación o generación. El capital contribuido y ganado se actualiza tomando como fecha base para la actualización el mes de enero de 1992.

El resultado por tenencia de activos no monetarios representa el cambio en el nivel específico de precios de los activos no monetarios con relación al valor de las UDIS.

- *En el estado de resultados:*

Los ingresos y gastos que afectan o provienen de una partida monetaria (disponibilidades, instrumentos financieros, cartera de crédito, captación, etc.), así como aquellos derivados de las operaciones corrientes (comisiones y tarifas y gastos de administración y promoción) se actualizan del mes en que ocurren hasta el cierre, utilizando un factor derivado del valor de las UDIS.

La depreciación del ejercicio se calcula sobre los valores actualizados con base en las vidas útiles determinadas por valuadores independientes.

Los costos y gastos que provienen de otras partidas no monetarias se actualizan hasta el cierre, en función a la actualización del activo no monetario que se está consumiendo o vendiendo.

El resultado por posición monetaria, que representa la erosión de la inflación sobre el poder adquisitivo de las partidas monetarias, se determina aplicando al activo o pasivo neto promedio de cada mes, el factor de inflación derivado del valor de las UDIS y se actualiza al cierre del ejercicio con el factor correspondiente.

- *En el estado de cambios en la situación financiera:*

El estado de cambios en la situación financiera presenta los cambios en pesos constantes, partiendo de la situación financiera al cierre del año anterior, actualizada a pesos de cierre del último ejercicio.

Disponibilidades-

Se registran a valor nominal, excepto por lo referente a metales amonedados los cuales se valúan a su valor razonable al cierre del ejercicio. Las disponibilidades en moneda extranjera se valúan al tipo de cambio publicado por Banco de México al cierre del ejercicio.

Inversiones en valores-

- *Títulos para negociar:*

  Son aquellos títulos de deuda y acciones que el Grupo Financiero tiene en posición propia, con la intención de obtener ganancias derivadas de su operación como participante en el mercado. Se valúan con base en su valor razonable determinado por un proveedor de precios, de acuerdo con los siguientes lineamientos:

  Títulos de deuda-

  - Aplicando valores de mercado.
  - En caso de que el valor de mercado no pueda ser obtenido de manera confiable o no sea representativo, se utilizará como referencia los precios de mercado de instrumentos con características similares, o se utilizarán precios calculados con base en técnicas formales de valuación.
  - Cuando no pueda ser determinado el valor razonable de los títulos, éstos deberán registrarse al último valor razonable determinado o a costo de adquisición, reconociendo los intereses devengados y en su caso, las reservas necesarias para reconocer la baja de valor de los títulos.

  Títulos accionarios-

  - Aplicando valores de mercado.
  - En caso de que el valor de mercado no pueda ser obtenido de manera confiable o no sea representativo, el valor razonable se determinará con base en el método de participación a que hace referencia el Boletín B-8 "Estados financieros consolidados y combinados y valuación de inversiones permanentes en acciones", emitido por el IMCP o, por excepción, con base en el costo de adquisición ajustado a través de factores de actualización definidos por la Comisión.
  - Cuando no pueda ser determinado el valor razonable de los títulos, éstos deberán registrarse al último valor razonable determinado o a costo de adquisición, el cual deberá ajustarse a su valor neto de realización.

  El incremento o decremento por valuación de estos títulos se reconoce en resultados.

- *Títulos disponibles para la venta:*

  Son aquellos títulos de deuda y acciones que se adquieren con una intención distinta a la obtención de ganancias derivadas de su operación como participante en el mercado o de su tenencia hasta el vencimiento. Se valúan de la misma forma que los títulos para negociar, reconociendo los ajustes derivados de su valuación en el capital contable.

- *Títulos conservados a vencimiento:*

  Son aquellos títulos de deuda con pagos determinables y plazo conocido mayor a 90 días, adquiridos con la intención de mantenerlos hasta el vencimiento. Se registran inicialmente a su costo de adquisición, afectando los resultados del ejercicio por el devengamiento de intereses, conforme al método de línea recta.

Si existiera evidencia suficiente de que un título presenta un elevado riesgo de crédito y/o que el valor de estimación experimenta un decremento, el valor en libros podrá modificarse al valor neto de realización, determinado con base en técnicas formales de valuación, con cargo a los resultados del ejercicio.

Algunas de las transferencias de títulos entre estas categorías deben ser aprobadas por la Comisión.

Operaciones de reporto-

Representan la compra o venta temporal de ciertos instrumentos financieros a cambio de un premio establecido, con la obligación de revender o recomprar los títulos.

Cuando el Grupo Financiero actúa como reportada, el saldo neto de la posición representa la diferencia entre el valor razonable de los valores dados en reporto (posición activa), que representa los valores a recibir en la operación valuados conforme a los criterios de valuación de las inversiones en valores clasificadas para negociar, y el valor presente del precio al vencimiento (posición pasiva).

Cuando el Grupo Financiero actúa como reportadora, el saldo neto de la posición representa la diferencia entre el valor presente del precio al vencimiento (posición activa) y el valor razonable de los valores recibidos en reporto (posición pasiva) valuados como se indica en el párrafo anterior.

El saldo deudor o acreedor resultante de las operaciones de reporto se presenta en el activo o pasivo del balance general como parte de las operaciones con valores y derivadas.

Operaciones con instrumentos financieros derivados-

El Grupo Financiero podrá llevar a cabo dos tipos de operaciones:

- De cobertura de una posición abierta de riesgo que consiste en comprar o vender instrumentos financieros derivados con el objeto de mitigar el riesgo de mercado de una transacción o conjunto de transacciones.

- Con fines de negociación, consiste en la posición que asume el Grupo Financiero como participante en el mercado con propósito diferente para cubrir posiciones de riesgo.

En las operaciones de cobertura, la compensación de las posiciones activas y pasivas, así como el cargo o crédito diferido del instrumento financiero derivado, se presentan junto con la posición primaria, mientras que en las operaciones con fines de negociación se presentan en el activo o en el pasivo, según corresponda.

Dentro de las políticas y normatividad interna del Grupo Financiero se contempla que para celebrar operaciones con productos derivados, es requisito la calificación y en su caso determinación de líneas de exposición de riesgo por cada una de las contrapartes del Sistema Financiero que han sido autorizadas por parte de Banco de México para la celebración de este tipo de operaciones. En cuanto a clientes corporativos se exige antes de la realización de estas operaciones, el otorgamiento de una línea de crédito preautorizada por el Comité de Riesgos de Crédito o la constitución de garantías de fácil realización, vía contrato de caución bursátil. En cuanto a clientes empresas medianas, empresas pequeñas y personas físicas se realizan a través de la constitución de garantías líquidas en contrato de caución bursátil.

El reconocimiento o cancelación en los estados financieros de los activos y/o pasivos provenientes de operaciones con instrumentos financieros derivados, se realizará en la fecha en que se concerte la operación, independientemente de la fecha de liquidación o entrega del bien.

- *Contratos adelantados y futuros:*

  En el caso de ser operaciones con fines de negociación, su saldo representa la diferencia entre el valor razonable del contrato y el precio "forward" estipulado del mismo. Cuando se tenga saldo deudor después de haber hecho la compensación, se presenta dentro del rubro "Operaciones con instrumentos financieros derivados" en el activo y si resulta saldo acreedor en el pasivo dentro del mismo rubro.

- *Títulos opcionales:*

  En el caso de ser operaciones con fines de negociación, su saldo representa el valor razonable, presentándose en el rubro de activo o pasivo de "Operaciones con instrumentos financieros derivados".

  Son valuados a su valor razonable, reflejándose en resultados la variación entre el precio según su valor razonable y el histórico de la prima.

- *Swaps:*

  En el caso de ser operaciones con fines de negociación, su saldo representa la diferencia entre el valor razonable de la parte activa y de la parte pasiva. El saldo se presenta en el rubro de activo o pasivo de "Operaciones con instrumentos financieros derivados".

- *Derivados crediticios:*

  En el caso de instrumentos derivados crediticios en los que se pacte el intercambio de flujos se valuarán de acuerdo con el valor razonable de los derechos a recibir (parte activa) y los flujos a entregar (parte pasiva). El saldo deudor se presenta dentro del rubro de "Operaciones con instrumentos financieros derivados", mientras que si el saldo es acreedor se presenta en el pasivo dentro del mismo rubro.

Pérdida compartida con FOBAPROA-

Como parte del fortalecimiento financiero descrito en la Nota 1, las Instituciones de Crédito constituyeron en 2000 reservas con cargo a pérdidas acumuladas por el equivalente al 100% de la pérdida compartida establecida en algunos de los contratos celebrados con FOBAPROA. A partir de ese momento, se reconocen únicamente el 75% de los intereses generados por los pagarés FOBAPROA que tienen pérdida compartida.

Provisión para diferencias entre el valor de los inmuebles adjudicados vendidos a FOBAPROA y el valor del pagaré-

Como se menciona en la Nota 9, a partir de 1998 las Instituciones de Crédito están obligadas a reconocer una provisión equivalente a la diferencia entre el valor actualizado de los inmuebles urbanos adjudicados afectados en favor de FOBAPROA y el pagaré recibido por este concepto, la cual se determina de acuerdo con los procedimientos que para estos efectos emitió la Comisión.

Adicionalmente como parte del fortalecimiento financiero mencionado en la Nota 1, las Instituciones de Crédito constituyeron en 2000 una reserva adicional con cargo a pérdidas acumuladas por el equivalente al 26% de los bienes adjudicados no vendidos y cuyo importe ascendió a $1,678,430. A partir de este saneamiento, las reservas adicionales por este concepto fueron constituidas con cargo a los resultados del ejercicio.

Por otra parte, durante marzo de 2001 las Instituciones de Crédito acordaron con la Comisión cancelar anticipadamente el fideicomiso de bienes adjudicados con cifras al 31 de marzo de 2001. Como consecuencia de esta cancelación, se reincorporaron en los libros de los bancos los bienes adjudicados traspasados a los fideicomisos a su valor original, para lo anterior las instituciones de crédito constituyeron adicionalmente $226,796 con cargo a los resultados del ejercicio que sumados a los del párrafo que antecede, equivale al valor de la actualización acumulada registrada entre septiembre de 1997 y marzo de 2001 en dichos fideicomisos, para reconocer el 100% de este efecto.

Cartera de crédito-

Representa el saldo de los montos efectivamente entregados a los acreditados más los intereses devengados no cobrados. La estimación preventiva para riesgos crediticios se presenta deduciendo los saldos de la cartera.

El saldo insoluto de los créditos se registra como cartera vencida de la siguiente manera:

- Los créditos de amortización única al vencimiento de principal e intereses, a los 30 días naturales en que ocurra el vencimiento.

- En el caso de créditos con amortización única de principal al vencimiento, pero con pago de intereses periódicos, el total del principal e intereses a los 30 y 90 días naturales de vencido.

- Los créditos cuya amortización de principal e intereses hayan sido pactados en pagos periódicos parciales, salvo los hipotecarios para la vivienda, a los 90 días naturales de vencida la primera amortización.

- En el caso de créditos revolventes, cuando no se haya realizado el pago de dos períodos de facturación.

- En el caso de los créditos a la vivienda, a los 180 días naturales posteriores al vencimiento de la primera amortización no cubierta.

- En el caso de los sobregiros en las cuentas de cheques de los clientes, se considerarán como cartera vencida en el momento en que se presente el sobregiro.

Los intereses se reconocen como ingresos en el momento en que se devengan. La acumulación de intereses se suspende al momento en que la totalidad del crédito se traspasa a cartera vencida.

Las comisiones por otorgamiento de créditos se reconocen como ingresos en el momento en que se cobran.

Los créditos vencidos reestructurados se consideran como cartera vencida hasta el momento en que existe evidencia del pago sostenido, el cual se considera cuando las Instituciones de Crédito reciben el cobro sin retraso y en su totalidad de tres mensualidades consecutivas, o bien el cobro de una exhibición en los casos en que la amortización cubra períodos mayores a 60 días.

Los créditos renovados en los cuales el acreditado no haya liquidado en tiempo los intereses devengados o cuando menos el 25% del monto original del crédito, serán considerados como vencidos en tanto no exista una evidencia de pago sostenido.

Los intereses devengados durante el período en que el crédito se consideró cartera vencida se reconocen como ingresos en el momento en que se cobran.

Estimación preventiva para riesgos crediticios-

- *Cartera comercial:*

  El 1° de enero de 2001 entró en vigor la Circular 1480 emitida por la Comisión el 29 de septiembre de 2000, la cual establece una nueva metodología para la calificación de la cartera crediticia comercial. Esta Circular dejó sin efecto los procedimientos de calificación de cartera crediticia establecidos en la Circular 1128, la cual estuvo vigente hasta el 31 de diciembre de 2000.

  De acuerdo con lo establecido por la Circular 1480, las Instituciones de Crédito calificarán individualmente cuando menos el 80% del saldo de la cartera crediticia comercial, incluyendo en esta calificación los créditos o grupo de créditos a cargo de un mismo deudor cuyo saldo sea igual o mayor a un importe equivalente a 700,000 UDIS a la fecha de la calificación. El 20% restante se califica en forma paramétrica en función a su clasificación como vigente o vencida.

  De conformidad con lo establecido en la disposición décima cuarta de la Circular 1480, BBVA Bancomer obtuvo, mediante Oficio No. 601-II-105523 del 19 de junio de 2001, autorización para la utilización temporal y condicionada hasta el 31 de diciembre de 2001 del modelo interno de calificación de cartera comercial. Dicha autorización fue ratificada mediante oficio No. 601-II-8003 de fecha 30 de enero de 2002, permitiendo aplicar el citado modelo interno hasta el 31 de diciembre de 2003. La calificación de los créditos y su provisionamiento se realizan conforme a lo establecido en la disposición décimo séptima de la Circular 1480.

  La metodología de calificación desarrollada internamente (Calificación de Riesgo Bancomer "CRB") determina la calidad crediticia de un cliente mediante la ponderación de las calificaciones obtenidas en cinco criterios de riesgo: Conducta, Capacidad de Pago Histórica, Capacidad de Endeudamiento, Capacidad de Pago Proyectada y Condiciones Macroeconómicas. Estos criterios representan la valoración del perfil del cliente, la situación financiera de la empresa y la situación económica de la Industria y se miden a través de la calificación de diversos factores cuantitativos y cualitativos de riesgo crediticio, cuya ponderación se realiza mediante la aplicación de un algoritmo único y con parámetros de ponderación fijos. El diseño del mencionado algoritmo y sus ponderadores asociados son resultado de la aplicación de análisis estadísticos y econométricos sobre datos históricos de varios años.

El sistema de calificación interna presenta ocho niveles de riesgo, así las calificaciones de 1 a 4 representan un nivel de riesgo aceptable, 5 es un riesgo en observación y las calificaciones 6 a 8 representan riesgos inaceptables, donde 8 es el incumplimiento. La siguiente matriz resume los niveles de riesgo de la CRB:

Nivel
1. Excepcional
2. Superior
3. Bueno
4. Adecuado
5. Debilidad potencial
6. Debilidad existente
7. Debilidad crítica
8. Pérdida

El esquema de correspondencia de la CRB a la Calificación de Riesgo establecida por la Circular 1480, es el siguiente:

CRB	Equivalencia con Calificación de la Comisión	Experiencia de Pago
1	A1	
2	A1	
3	A2	
4	B	
5	B	Si atraso es menor a 30 días
5	C1	Si atraso es 30 o más días
6	C1	Si atraso es menor a 30 días
6	C2	Si atraso es 30 o más días
7	D	
8	E	

Una vez obtenida la calificación del deudor de acuerdo con este procedimiento, se califica cada crédito en forma inicial con la calificación del deudor y posteriormente, considerando el valor de las garantías afectas a los mismos, se determina la parte del saldo del crédito cubierta por el valor descontado de las garantías y la parte del saldo expuesta. La calificación asignada a la parte cubierta se puede modificar en función a la calidad de las garantías. Asimismo, la parte expuesta mantendrá la calificación inicial del crédito siempre que esta sea A1, A2, B o C1 o bien, deberá ubicarse en el nivel de riesgo E, si la calificación inicial del crédito es C2, D o E. Asimismo, la Circular establece diversos criterios para determinar el valor de las garantías en función a su posibilidad de realización.

Las reservas preventivas para la cartera crediticia comercial, constituidas por la Institución de Crédito como resultado de la calificación individual de cada crédito, son iguales al importe de aplicar el porcentaje que corresponde a la calificación de cada crédito en sus porciones cubierta y expuesta, de acuerdo con los siguientes porcentajes:

Probabilidad de incumplimiento	Grado de Riesgo
0% a 0.49%	A1
0.5% a 0.99%	A2
1% a 19.99%	B
20% a 39.99%	C1
40% a 59.99%	C2
60% a 89.99%	D
90% a 100%	E

La Institución de Crédito registra las provisiones preventivas correspondientes en forma trimestral, considerando el saldo del adeudo registrado el último día de cada trimestre. Consecuentemente, al 31 de diciembre de 2001 las provisiones preventivas están determinadas con base en los saldos de la cartera crediticia a esa fecha.

Hasta 2000, las provisiones preventivas para riesgos crediticios se registraban con base en la calificación de la cartera de créditos que contemplaba ciertos porcentajes de acuerdo con los niveles de riesgo establecidos por la Comisión. Dichas reglas establecían que la calificación debía realizarse trimestralmente. En aquellos meses en los que no se efectuaba la calificación de la cartera crediticia, se aplicaba al importe de la cartera en dichos meses los grados de riesgo determinados con base en la última calificación.

- *Cartera hipotecaria y de consumo:*

La estimación preventiva para riesgos crediticios relativa a créditos hipotecarios y de consumo, se calcula mensualmente aplicando ciertos porcentajes de acuerdo con el riesgo de estas carteras determinado con base en el número de pagos incumplidos. Adicionalmente, la cartera hipotecaria considera porcentajes de reserva con base en la probabilidad de incumplimiento del deudor.

Adicionalmente, por lo que respecta a los intereses ordinarios devengados no cobrados correspondientes a créditos que se consideren como cartera vencida, se crea una estimación por un monto equivalente al total de éstos.

Otras cuentas por cobrar y por pagar-

Los importes correspondientes a los deudores y acreedores diversos de las Instituciones de Crédito que no sean recuperados o pagados dentro de los 60 ó 90 días siguientes a su registro inicial (dependiendo si los saldos están identificados o no), son aplicados a resultados independientemente de sus posibilidades de recuperación o del proceso de aclaración de los pasivos.

Los saldos de las cuentas liquidadoras activas y pasivas representan las operaciones por venta y compra de valores que se registran el día en que se efectúan, existiendo un plazo hasta de 48 horas para su liquidación.

Bienes adjudicados o recibidos mediante dación en pago-

Los bienes adjudicados o recibidos mediante dación en pago se registran al valor neto de realización del bien o al costo, el que sea menor. Por costo se entiende el valor en remate que determina el juez en la sentencia de adjudicación o, en el caso de daciones en pago, el precio convenido entre las partes.

En caso de que el valor en libros del crédito sea superior al valor del bien adjudicado, la diferencia se reconocerá cancelando la estimación preventiva para riesgos crediticios al momento de la adjudicación. En el caso de que el valor en libros del crédito fuese inferior al valor del bien adjudicado, el valor de este último deberá ajustarse al valor en libros del crédito.

El valor en libros únicamente deberá modificarse en el momento en el que exista evidencia de que el valor neto de realización es menor al valor en libros que se tiene registrado. Los ajustes resultantes de estas estimaciones afectarán los resultados del ejercicio, en el momento en que ocurren.

Inmuebles, mobiliario y equipo-

Se registran al costo de adquisición, actualizado de acuerdo con los criterios de reexpresión previamente señalados en esta Nota.

La depreciación se determina sobre los valores actualizados en línea recta, a partir del mes siguiente al de su compra, aplicando las tasas detalladas a continuación durante 2001 y 2000:

	Tasa
Inmuebles	2.5%
Equipo de cómputo	25%
Mobiliario y equipo	10%
Equipo de transporte	25%
Maquinaria y equipo	10%

Inversiones permanentes en acciones-

El Grupo Financiero reconoce sus inversiones en subsidiarias no consolidadas, así como en asociadas, por el método de participación con base en su valor contable de acuerdo con los últimos estados financieros disponibles de estas entidades.

Impuestos diferidos-

El Grupo Financiero reconoce el efecto de impuestos diferidos determinados bajo el método de activos y pasivos a través de la comparación de los valores contables y fiscales de los mismos. De esa comparación surgen diferencias temporales a las que debe aplicarse la tasa fiscal correspondiente. Por otra parte, la participación de los trabajadores en la utilidad se calcula tomando en consideración las diferencias temporales surgidas en el año, las cuales se presume que van a provocar un pasivo o un beneficio que se materializará.

El efecto de todas las partidas indicadas se presenta neto en el balance general bajo el rubro de "Impuestos diferidos".

Obligaciones de carácter laboral-

De acuerdo con la Ley Federal del Trabajo, el Grupo Financiero tiene obligaciones por concepto de indemnizaciones y primas de antigüedad pagaderas a empleados que dejen de prestar sus servicios bajo ciertas circunstancias.

El Grupo Financiero registra el pasivo por prima de antigüedad, pensiones y pagos por retiro a medida que se devenga, de acuerdo con cálculos actuariales basados en el método de crédito unitario proyectado, utilizando tasas reales de interés en dichos cálculos, siguiendo los lineamientos del Boletín D-3 "Obligaciones laborales" de PCGA.

Por lo tanto, se está provisionando el pasivo que, a valor presente, cubrirá la obligación por beneficios proyectados a la fecha estimada de retiro del conjunto de empleados que laboran en el Grupo Financiero. Las indemnizaciones por despido son cargadas a resultados al conocerse.

El impacto de las reducciones del personal es cuantificado e incorporado en el pasivo por obligaciones laborales del año correspondiente.

A partir de 1999 el Grupo Financiero registra, tal como lo requiere el nuevo Boletín D-3 "Obligaciones laborales", el pasivo por beneficios médicos posteriores al retiro que el Grupo Financiero otorga a sus empleados.

Crédito mercantil-

El crédito mercantil, originado por adquisiciones a un precio superior al valor en libros actualizado de la subsidiaria relativa, se amortizará en los próximos 20 años, plazo en el que se estima se generarán beneficios adicionales por dicha inversión. El monto amortizado ascendió a $265,622 y $60,015 en 2001 y 2000, respectivamente.

Acciones propias-

Hasta el 31 de mayo de 2001, la adquisición de acciones propias se realizaba afectando la cuenta de capital social por el monto del valor nominal de las acciones adquiridas o vendidas, el excedente se cargaba o abonaba a la reserva para la recompra de acciones propias o a la prima sobre acciones, conforme lo establecía el Artículo 14-Bis de la Ley del Mercado de Valores.

A partir del 1° de junio de 2001, las reformas efectuadas a la Ley mencionada permiten la adquisición de sus propias acciones, siempre que la compra se realice con cargo al capital contable en tanto pertenezcan dichas acciones a la propia emisora o, en su caso, al capital social en el evento de que se resuelva convertirlas en acciones de Tesorería, en cuyo supuesto, no se requerirá de resolución de Asamblea de Accionistas, de acuerdo a lo señalado por el Artículo 14-Bis 3 de la propia Ley.

Transacciones en moneda extranjera-

Las operaciones denominadas en moneda extranjera son registradas al tipo de cambio vigente del día de la operación. Los activos y pasivos monetarios denominados en moneda extranjera se ajustan con el tipo de cambio de cierre del ejercicio, publicado por Banco de México. Las diferencias en cambios incurridas en relación con activos o pasivos contratados en moneda extranjera se llevan a los resultados del año.

Banco de México limita la cantidad de pasivos en moneda extranjera que una institución de crédito puede tener, ya sea directamente o a través de sus agencias, sucursales o afiliadas en el extranjero. Al cierre del ejercicio las Instituciones de Crédito cumplen íntegramente con estos requerimientos.

Ingresos por comisiones-

Los ingresos por comisiones de la Administradora de Fondos para el Retiro Bancomer, S.A. de C.V., subsidiaria de BBVA Bancomer (la Afore), se registran en el estado de resultados cuando se cobran y no cuando se devengan.

Utilidad integral-

Se integra por la utilidad neta del período y las partidas que representan una ganancia o pérdida, que de acuerdo a disposiciones específicas se presentan directamente en el capital contable, tales como el resultado por tenencia de activos no monetarios y los efectos de conversión de subsidiarias extranjeras.

3 Principales diferencias con principios de contabilidad generalmente aceptados:

Los estados financieros han sido preparados de conformidad con las prácticas contables establecidas por la Comisión, las cuales, en los siguientes casos, difieren de los PCGA, aplicados comúnmente en la preparación de estados financieros para otro tipo de sociedades no reguladas:

- Los estados financieros consolidados incluyen todas las subsidiarias que sean entidades pertenecientes al sector financiero, así como aquellas que prestan servicios complementarios, excluyéndose aquellas subsidiarias que no pertenezcan al sector financiero. Los PCGA establecen la consolidación de todas las subsidiarias en las que se tenga control, independientemente del sector al que pertenezcan.

- El fortalecimiento financiero efectuado por las Instituciones de Crédito, según se explica en la Nota 1, se registró con cargo a cuentas de capital contable. De acuerdo con PCGA, las reservas que comprendieron el fortalecimiento financiero debieron registrarse con cargo a los resultados del ejercicio.

- Los ajustes derivados de la valuación de los títulos disponibles para la venta se reconocen en el capital contable. Los PCGA requieren que los rendimientos provenientes de estas inversiones en valores sean reconocidos en el estado de resultados del período en que se devengan.

- Las operaciones de reporto se reconocen como operaciones de compra-venta o transmisión temporal de los títulos que garantizan la operación, sin embargo no se reconocen con relación a la sustancia de la transacción (financiamiento). Por otra parte, se valúan considerando el valor presente del precio del título al vencimiento de la operación, en lugar de reconocer el premio devengado en línea recta.

- Las obligaciones subordinadas de conversión obligatoria a capital que mantuvo el Grupo Financiero hasta su conversión en capital durante 2001, se mostraban dentro del capital contable y no como un pasivo, como lo establecen los PCGA. Sin embargo, sí se consideraban como pasivo para el cálculo del resultado por posición monetaria y los intereses devengados se reconocieron en el estado de resultados.

- Los ajustes reconocidos en el valor de los inmuebles determinados mediante avalúos, fueron reconocidos en el rubro de pérdidas acumuladas. De acuerdo con PCGA, estos ajustes deben reconocerse en los resultados del ejercicio.

Disponibilidades:

La integración de este rubro al 31 de diciembre de 2001 y 2000 se muestra a continuación:

	2001	2000
Caja	$ 7,790,794	$ 8,134,196
Bancos	54,818,597	40,131,759
Otras disponibilidades	1,909,168	1,382,453
	$ 64,518,559	$ 49,648,408

El rubro de Bancos está representado por efectivo en moneda nacional y dólares americanos convertidos al tipo de cambio emitido por Banco de México de $9.1695 y $9.6098 para 2001 y 2000, respectivamente, y se integra como sigue:

	Moneda Nacional		Dólares Americanos Valorizados		Total	
	2001	2000	2001	2000	2001	2000
Call money otorgado	$ -	$ 1,908,441	$ -	$ 10,179,127	$ -	$ 12,087,568
Depósitos con Instituciones de Crédito del extranjero	-	1,518,588	32,545,452	11,678,754	32,545,452	13,197,342
Bancos del País	928,050	1,900,232	-	7,086	928,050	1,907,318
Banco de México	21,332,397	12,861,538	12,698	77,993	21,345,095	12,939,531
	$ 22,260,447	$ 18,188,799	$ 32,558,150	$ 21,942,960	$ 54,818,597	$ 40,131,759

Inversiones en valores:

Al 31 de diciembre de 2001 y 2000, las inversiones en valores se integran como sigue:

Títulos para negociar-

	2001				2000
Instrumento	Costo de Adquisición	Intereses Devengados	Incremento (Decremento) por Valuación	Valor en Libros	Valor en Libros
Acciones	$ 25,293	$ -	$ (402)	$ 24,891	$ 1,833,177
Certificados de depósito	6,481,354	18,423	-	6,499,777	4,648,885
BONDES	1,369,649	8,160	(2,448)	1,375,361	1,209,015
Papel comercial	599,885	6,961	2,139	608,985	426,583
Eurobonos corporativos mexicanos	-	-	-	-	336,296
Eurobonos (Banca de Desarrollo)	449,460	14,186	(1,019)	462,627	-
Eurobonos de deuda soberana	307,510	9,794	634	317,938	651,175
Pagaré con rendimiento liquidable al vencimiento	23,488,172	24,877	(1,990)	23,511,059	4,165
CETES	1,595,822	-	4,700	1,600,522	-
Bonos	1,238,526	7,013	(2,657)	1,242,882	-
Sociedades de inversión	83,854	-	405	84,259	165,222
Otros	54,513	329	9	54,851	694,624
Total	$ 35,694,038	$ 89,743	$ (629)	$ 35,783,152	$ 9,969,142

Durante 2001, el Grupo Financiero reconoció en resultados una utilidad por valuación por un importe de $460,004.

Asimismo, al 31 de diciembre de 2001 los plazos a los cuales se encuentran pactadas estas inversiones son como sigue:

Instrumento	Menos de un Mes	Entre 1 y 3 Meses	Más de 3 Meses	Sin Plazo Fijo	Total a Costo de Adquisición
Acciones	$ -	$ -	$ -	$ 25,293	$ 25,293
Certificados de depósito	3,741,627	2,738,579	1,148	-	6,481,354
BONDES	27	30,386	1,339,236	-	1,369,649
Papel comercial	72,093	527,792	-	-	599,885
Eurobonos (Banca de Desarrollo)	-	37,372	412,088	-	449,460
Eurobonos de deuda soberana	-	-	307,510	-	307,510
Pagaré con rendimiento liquidable al vencimiento	22,386,931	1,095,544	5,697	-	23,488,172
CETES	251,683	655,747	688,392	-	1,595,822
Bonos	-	-	1,238,526	-	1,238,526
Sociedades de Inversión	-	-	-	83,854	83,854
Otros	-	4,870	10,287	39,356	54,513
Total	$ 26,452,361	$ 5,090,290	$ 4,002,884	$ 148,503	$ 35,694,038

Títulos disponibles para la venta-

	2001				2000
Instrumento	Costo de Adquisición	Intereses Devengados	Incremento (Decremento) por Valuación	Valor en Libros	Valor en Libros
Acciones	$ 4,191,779	$ -	$ 677,705	$ 4,869,484	$ 6,899,250
Certificados de depósito	-	-	-	-	1,371,818
Valores emitidos por la Tesorería de E.U.	46,764	-	-	46,764	51,472
Bonos (Banca de Desarrollo)	550,363	16,096	14,215	580,674	138,076
Eurobonos de deuda soberana	22,720	6	2,106	24,832	176,736
Aceptaciones bancarias	22,327	26,362	3,671	52,360	-
Obligaciones	82,201	2,859	(15,512)	69,548	-
Eurobonos corporativos	2,224,228	73,776	13,702	2,311,706	-
Otros	9,169	-	-	9,169	45,143
Total	$ 7,149,551	$ 119,099	$ 695,887	$ 7,964,537	$ 8,682,495

BBVA Bancomer constituyó reservas para baja de valor de títulos accionarios contra resultados del ejercicio, las cuales ascendieron a $486,673.

Asimismo, al 31 de diciembre de 2001, los plazos a los cuales se encuentran pactadas estas inversiones son como sigue:

Instrumento	Menos de un Mes	Entre 1 y 3 Meses	Más de 3 Meses	Sin Plazo Fijo	Total a Costo de Adquisición
Acciones	$ -	$ -	$ -	$ 4,191,779	$ 4,191,779
Valores emitidos por la Tesorería de E.U.	19,256	-	27,508	-	46,764
Bonos (Banca de Desarrollo)	-	-	550,363	-	550,363
Eurobonos de deuda soberana	-	-	22,720	-	22,720
Aceptaciones bancarias	-	-	22,327	-	22,327
Obligaciones	-	-	82,201	-	82,201
Eurobonos corporativos	-	-	2,224,228	-	2,224,228
Otros	-	-	9,169	-	9,169
Total	$ 19,256	$ -	$ 2,938,516	$ 4,191,779	$ 7,149,551

Títulos conservados a vencimiento-

Títulos de deuda de mediano y largo plazo:

Instrumento	2001 Costo de Adquisición	2001 Intereses Devengados	2001 Valor en Libros	2000 Valor en Libros
Bonos gubernamentales Programa de Apoyo a Deudores Vivienda	$ 10,314,970	$ -	$ 10,314,970	$ 7,756,940
Títulos de deuda soberana emitidos por el Gobierno Federal	6,562,357	93,566	6,655,923	7,530,124
Eurobonos corporativos	-	-	-	4,287,568
Bonos gubernamentales Programa de Apoyo a Deudores Estados y Municipios	1,973,761	-	1,973,761	1,969,269
Bonos gubernamentales Programa UDIS Planta Productiva	1,524,981	-	1,524,981	1,390,290
Bonos (Banca de Desarrollo)	-	-	-	1,117,852
Certificados de participación	234,751	1,563	236,314	277,784
Obligaciones	-	-	-	309,143
Bonos gubernamentales Programa de Apoyo a Deudores Agropecuario y Pesquero	42,417	-	42,417	35,260
Aceptaciones bancarias	-	-	-	41,083
Otros	-	-	-	203,860
Total	$ 20,653,237	$ 95,129	$ 20,748,366	$ 24,919,173

BBVA Bancomer, con autorización de la Comisión, mantenía algunos Eurobonos Corporativos en la categoría de "Títulos Conservados a Vencimiento". Como resultado de las condiciones actuales de mercado y con objeto de tener una mayor facilidad para su negociación, BBVA Bancomer decidió traspasar dichos títulos, junto con otras emisiones, a la categoría de "Títulos para Negociar", reconociendo un cargo a los resultados del ejercicio por 53,039 miles de dólares americanos ($504,389 al tipo de cambio de la fecha de la operación). Seguidamente, y de conformidad con los criterios contables para instituciones de crédito, BBVA Bancomer solicitó a la Comisión autorización para traspasar los mencionados títulos a la categoría de "Disponibles para la Venta", por consiguiente, las fluctuaciones que a futuro tengan las variaciones de estos títulos, serán registradas en el capital contable.

Por otra parte, los rendimientos asociados a la totalidad de la cartera a vencimiento de BBVA Bancomer reconocidos en los resultados del ejercicio, ascendieron a $7,472,495.

Operaciones con valores y derivadas:

Al 31 de diciembre de 2001 y 2000, las operaciones con valores y derivadas se integran como sigue:

(a) Saldos deudores y acreedores en operaciones de reporto:

Reportada-

	2001			2000		
	Parte Activa	Parte Pasiva		Parte Activa	Parte Pasiva	
Instrumento	Valor de Títulos a Recibir	Acreedores por Reporto	Diferencia Deudora	Valor de Títulos a Recibir	Acreedores por Reporto	Diferencia Deudora
Valores gubernamentales-						
CETES	$ 8,260,404	$ 8,237,706	$ 22,698	$ 5,237,425	$ 5,238,091	$ (666)
BONDES	30,054,101	30,048,553	5,548	59,800,018	59,837,522	(37,504)
UDIBONOS	15,333,026	15,289,307	43,719	17,636,060	17,409,695	226,365
Certificados de depósito	-	-	-	5,476,260	5,480,342	(4,082)
Bonos IPAB	46,190,434	46,210,169	(19,735)	13,017,987	13,017,014	973
Bonos de regulación monetaria de Banxico	29,585,373	29,604,111	(18,738)	1,881,387	1,879,683	1,704
PIC's	4,069	4,062	7	2,804	2,806	(2)
	129,427,407	129,393,908	33,499	103,051,941	102,865,153	186,788

Instrumento	2001 Parte Activa Valor de Títulos a Recibir	2001 Parte Pasiva Acreedores por Reporto	2001 Diferencia Deudora	2000 Parte Activa Valor de Títulos a Recibir	2000 Parte Pasiva Acreedores por Reporto	2000 Diferencia Deudora
Títulos Bancarios-						
Pagarés con rendimiento liquidable al vencimiento	7,754,225	7,754,294	(69)	2,482,973	2,487,036	(4,063)
Bonos nominales	828,055	827,530	525	2,707,495	2,689,993	17,502
Bonos de tasa fija	-	-	-	1,606,146	1,606,172	(26)
	8,582,280	8,581,824	456	6,796,614	6,783,201	13,413
Total	$ 138,009,687	$ 137,975,732	$ 33,955	$ 109,848,555	$ 109,648,354	$ 200,201

Reportadora-

Instrumento	2001 Parte Pasiva Valor de Títulos a Entregar	2001 Parte Activa Deudores por Reporto	2001 Diferencia Acreedora	2000 Parte Pasiva Valor de Títulos a Entregar	2000 Parte Activa Deudores por Reporto	2000 Diferencia Acreedora
Valores gubernamentales-						
CETES	$ 7,980,741	$ 7,956,302	$ 24,439	$ 3,373,947	$ 3,373,891	$ 56
BONDES	15,266,930	15,271,452	(4,522)	8,387,116	8,303,193	83,923
UDIBONOS	-	-	-	1,239,502	1,237,362	2,140
Bonos IPAB	18,060,513	18,050,709	9,804	1,257,401	1,252,526	4,875
Bonos de regulación monetaria de Banxico	16,898,081	16,932,593	(34,512)	672,672	667,821	4,851
	58,206,265	58,211,056	(4,791)	14,930,638	14,834,793	95,845
Títulos Bancarios-						
Pagarés con rendimiento liquidable al vencimiento	101,808	101,832	(24)	314,873	313,291	1,582
Bonos nominales	-	-	-	107,171	107,618	(447)
	101,808	101,832	(24)	422,044	420,909	1,135
Total	$ 58,308,073	$ 58,312,888	$ (4,815)	$ 15,352,682	$ 15,255,702	$ 96,980

El 96.49% y 88.88% de las operaciones de reporto se encuentran pactadas a plazos de 0 de 90 días como reportada y como reportadora, respectivamente.

(b) Operaciones con instrumentos financieros derivados:

Al 31 de diciembre de 2001 y 2000, BBVA Bancomer mantenía operaciones con instrumentos financieros derivados como se describe a continuación. La posición de divisas generada por dichos instrumentos financieros derivados, debe integrarse con la posición en balance para obtener la cifra de posición final, la cual se detalla en la Nota 23.

Con fines de negociación-

	2001			
Operación	Saldo Activo	Saldo Pasivo	Saldo Deudor	Saldo Acreedor
Futuros posición larga	$ 24,226,569	$ 24,226,569	$ -	$ -
Futuros posición corta	72,979,339	72,979,339	-	-
Contratos adelantados posición larga	53,227,299	55,284,774	(2,057,475)	-
Contratos adelantados posición corta	79,743,494	77,602,887	2,140,607	-
Opciones adquiridas	9,850	-	9,850	-
Opciones vendidas	-	23,935	-	23,935
Swaps	10,429,258	10,707,607	-	278,349
	$ 240,615,809	$ 240,825,111	$ 92,982	$ 302,284

	2000			
	Saldo Activo	Saldo Pasivo	Saldo Deudor	Saldo Acreedor
Futuros posición larga	$ 1,559,643	$ 1,559,643	$ -	$ -
Futuros posición corta	383,137	383,137	-	-
Contratos adelantados posición larga	33,973,622	34,412,127	(438,505)	-
Contratos adelantados posición corta	42,451,867	41,788,305	663,562	-
Opciones adquiridas	32,599	-	32,599	-
Opciones vendidas	-	27,772	-	27,772
Swaps	708,435	658,877	49,558	-
	$ 79,109,303	$ 78,829,861	$ 307,214	$ 27,772

Con fines de cobertura-

Operación	2001 Saldo Activo	Saldo Pasivo	Saldo Deudor	Saldo Acreedor
Contratos adelantados posición larga	$ 2,327	$ 2,327	$ -	$ -
Opciones adquiridas	22,830	-	22,830	-
Swaps	1,040,864	1,236,668	-	195,804
	$ 1,066,021	$ 1,238,995	$ 22,830	$ 195,804

Operación	2000 Saldo Activo	Saldo Pasivo	Saldo Deudor	Saldo Acreedor
Contratos adelantados posición larga	$ 118,088	$ 113,571	$ 4,517	$ -
Contratos adelantados posición corta	2,615,991	1,995,630	620,361	-
Opciones adquiridas	749,016	5,288	743,728	-
Swaps	3,985,086	4,147,822	-	162,736
	$ 7,468,181	$ 6,262,311	$ 1,368,606	$ 162,736

Futuros y contratos adelantados-

Al 31 de diciembre de 2001, el Grupo Financiero celebró operaciones de futuros del dólar americano en el "Mex-Der", generando una pérdida por un importe de $81,348.

Asimismo, celebró contratos adelantados "forwards" con las principales divisas. Al cierre del ejercicio se tienen contratos abiertos como sigue:

Con fines de negociación-

Operación	Subyacente	Ventas a Recibir	Ventas Valor Contrato USD	Compras Valor Contrato USD	Compras a Entregar	Saldo Contable
Futuros	Dólares americanos	$ 152,257	$ 152,257	$ 86,867	$ 86,867	$ -
	TIIE	72,822,705	72,822,705	23,182,755	23,182,755	-
	CETES	-	-	879,926	879,926	-
	IPC	4,377	4,377	6,520	6,520	-
	EUROS	-	-	70,501	70,501	-
		$ 72,979,339	$ 72,979,339	$ 24,226,569	$ 24,226,569	$ -

Operación	Subyacente	Ventas: a Recibir	Ventas: Valor Contrato USD	Compras: Valor Contrato USD	Compras: a Entregar	Saldo Contable
Contratos adelantados	Dólares americanos	$ 72,935,019	$ 70,667,101	$ 39,906,032	$ 42,072,167	$ 101,783
	BRL	458,475	569,597	534,971	458,475	(34,626)
	Acciones	-	-	70,460	54,132	16,328
	FRA´s	6,350,000	6,366,189	12,715,836	12,700,000	(353)
		$ 79,743,494	$ 77,602,887	$ 53,227,299	$ 55,284,774	$ 83,132

Con fines de cobertura-

Operación	Subyacente	Ventas: a Recibir	Ventas: Valor Contrato USD	Compras: Valor Contrato USD	Compras: a Entregar	Saldo Contable
Contratos adelantados	GBP	$ -	$ -	$ 2,327	$ 2,327	$ -

Opciones-

Al 31 de diciembre de 2001, BBVA Bancomer tiene celebrados contratos de opciones como sigue:

Con fines de negociación-

Tipo de Operación	Divisa	Monto de Referencia	Prima Cobrada/ Pagada	Valor de Mercado
Compras	Dólares americanos	509,981	$ 8,490	$ 9,221
	ADR´s	19,072	712	629
			$ 9,202	$ 9,850
Ventas	Dólares americanos	1,929,235	$ 17,225	$ 23,908
	TIIE	597,500	839	27
			$ 18,064	$ 23,935

Con fines de cobertura-

Tipo de Operación	Divisa	Monto de Referencia	Prima Cobrada/ Pagada	Valor de Mercado
Compras	Dólares americanos	8,197	$ 435	$ 508
	Libor	543,684	3,209	-
			$ 3,644	$ 508
	Tasas de interés	344,713	$ (325,726)	$ (23,338)

Swaps-

Al 31 de diciembre de 2001, la Institución de Crédito tiene celebrados contratos de swaps como sigue:

Con fines de negociación-

Subyacente	Divisa	Valor Contrato Recibir	Valor Contrato Entregar	a Recibir	a Entregar	Posición Neta
Divisas	Pesos Mexicanos		$ 729,750	$ (2,725,775)		
		$ 2,704,491			$ 762,576	$ (1,963,199)
	Dólares Americanos	4,178,896	2,674,323	(4,293,017)	2,679,841	(1,613,176)
	UDIS	99,874	3,821,505	(104,755)	4,062,695	3,957,940
				$ (7,123,547)	$ 7,505,112	$ 381,565

Subyacente	Divisa	Valor Contrato	a Recibir	a Entregar	Posición Neta
Tasas de interés	Pesos Mexicanos	$ 30,147,412	$ (3,251,475)	$ 3,132,619	$ (118,856)
	Dólares Americanos	8,500	(54,236)	69,876	15,640
			$ (3,305,711)	$ 3,202,495	$ (103,216)

BBVA Bancomer celebró contratos de swaps de tasas de interés nominal con diversas instituciones, los cuales se pactaron a tasas entre 7.13% y 15.98% anual. Al 31 de diciembre de 2001, estos contratos representan un monto de referencia de $30,155,912.

Con fines de cobertura-

Subyacente	Divisa	Valor Contrato Recibir	Valor Contrato Entregar	a Recibir	a Entregar	Posición Neta
Divisas	Euros	$ 921,444	$ 1,126,260	$ 981,991	$ 1,163,827	$ (181,836)

Subyacente	Divisa	Valor Contrato	a Recibir	a Entregar	Posición Neta
Tasas de interés	Pesos Mexicanos	$ 5,400,000	$ 43,611	$ 32,795	$ 10,816
	Dólares Americanos	400,000	13,677	38,175	(24,498)
	UDIS	97,152	1,585	1,871	(286)
			$ 58,873	$ 72,841	$ (13,968)

BBVA Bancomer celebró contratos de swaps de tasas de interés nominal con diversas instituciones, los cuales se pactaron a tasas entre 2.00% y 11.22% anual. Al 31 de diciembre de 2001, estos contratos representan un monto de referencia de $5,897,152.

Cartera de crédito:

La cartera crediticia por tipo de préstamo al 31 de diciembre de 2001 y 2000, se muestra a continuación:

	Cartera Vigente		Cartera Vencida		Total	
	2001	2000	2001	2000	2001	2000
Créditos comerciales-						
Denominados en pesos-						
Comercial	$ 30,307,977	$ 28,385,004	$ 2,673,450	$ 7,535,682	$ 32,981,427	$ 35,920,686
Cartera redescontada	4,030,663	8,320,299	33,695	424,454	4,064,358	8,744,753
Cartera arrendamiento	410,693	894,055	76,403	717,478	487,096	1,611,533
Denominados en USD-						
Comercial	27,946,460	32,680,963	2,754,978	4,043,584	30,701,438	36,724,547
Cartera redescontada	1,342,255	2,755,167	76,919	152,275	1,419,174	2,907,442
Cartera arrendamiento	855,552	346,119	18,187	156,276	873,739	502,395
Total créditos comerciales	64,893,600	73,381,607	5,633,632	13,029,749	70,527,232	86,411,356
Créditos a entidades financieras	-	10,433	-	-	-	10,433
Créditos a la vivienda	43,016,440	45,074,607	6,143,172	7,734,271	49,159,612	52,808,878
Créditos a entidades gubernamentales	30,811,425	37,408,880	-	-	30,811,425	37,408,880
Créditos al consumo-						
Tarjeta de crédito	12,106,955	10,313,657	707,211	668,998	12,814,166	10,982,655
Otros al consumo	2,360,730	1,666,940	190,803	286,548	2,551,533	1,953,488
Créditos al FOBAPROA o al IPAB	85,752,676	87,664,848	-	-	85,752,676	87,664,848
	$ 238,941,826	$ 255,520,972	$ 12,674,818	$ 21,719,566	$ 251,616,644	$ 277,240,538

Los ingresos por intereses y comisiones segmentados por tipo de crédito se componen de la siguiente manera:

Tipo de Crédito	2001 Intereses	2001 Comisiones	2001 Total	2000 Total
Créditos comerciales-				
Denominados en pesos-				
Comercial	$ 5,946,541	$ 82,990	$ 6,029,531	$ 8,372,989
Cartera redescontada	606,067	-	606,067	766,116
Cartera arrendamiento	102,230	28,370	130,600	168,267
Denominados en USD-				
Comercial	2,972,751	115,120	3,087,871	2,287,083
Cartera redescontada	160,035	-	160,035	211,687
Total créditos comerciales	9,787,624	226,480	10,014,104	11,806,142
Créditos a la vivienda	3,390,642	173,662	3,564,304	2,352,284
Créditos a entidades gubernamentales	1,193,208	-	1,193,208	1,627,821
Créditos al consumo-				
Tarjeta de crédito	4,381,984	-	4,381,984	2,988,569
Otros al consumo	735,702	12,323	748,025	1,088,259
Créditos al FOBAPROA o al IPAB	10,471,072	-	10,471,072	8,930,916
	$ 29,960,232	$ 412,465	$ 30,372,697	$ 28,793,991

Los préstamos otorgados agrupados por sectores económicos al 31 de diciembre de 2001 y 2000, se muestran a continuación:

	2001		2000	
	Monto	Porcentaje de Concentración	Monto	Porcentaje de Concentración
Externo (entidades del extranjero)	$ 332,098	0.13%	$ 1,066,680	0.38%
Privado (empresas y particulares)	70,031,304	27.83%	84,304,799	30.41%
Financiero	185,919	0.07%	1,196,776	0.43%
Tarjeta de crédito y consumo	15,365,700	6.11%	12,922,552	4.66%
Vivienda	48,963,075	19.46%	52,557,357	18.96%
Créditos al Gobierno Federal	30,811,425	12.25%	37,408,880	13.49%
Créditos al FOBAPROA o al IPAB	85,752,676	34.08%	87,664,848	31.62%
Otros adeudos vencidos	174,447	0.07%	118,646	0.05%
	$ 251,616,644	100%	$ 277,240,538	100%

Ventas de cartera-

Como parte de la estrategia diseñada por BBVA Bancomer para reducir sus activos improductivos, durante el ejercicio se realizaron dos ventas de cartera comercial e industrial. Estas operaciones permitieron reducir la cartera vencida en $4,806,244.

Créditos relacionados-

Al 31 de diciembre de 2001 y 2000, los créditos otorgados a partes relacionadas suman un total de $3,892,725 y $7,454,215, respectivamente.

Programas de apoyo crediticio-

BBVA Bancomer se ha apegado a diversos programas de apoyo crediticio establecidos por el Gobierno Federal y la Asociación de Banqueros de México, A.C., los cuales se listan a continuación:

- Programa de Apoyo Crediticio a la Planta Productiva Nacional.
- Programa de Apoyo Crediticio a los Estados y Municipios.
- Programa de Apoyo para Deudores de Crédito de Vivienda.
- Acuerdo de Apoyo Financiero y Fomento a la Micro, Pequeña y Mediana Empresa (FOPYME).
- Acuerdo para el Financiamiento del Sector Agropecuario y Pesquero (FINAPE).
- Programa de Beneficios Adicionales a los Deudores de Crédito para la Vivienda.
- Acuerdo de Beneficios Adicionales al Programa de Apoyo Crediticio a los Estados y Municipios.

Por otra parte, durante diciembre de 1998 el Gobierno Federal y la Banca dieron a conocer un nuevo y definitivo plan de apoyo a deudores denominado "Punto Final", el cual sustituye a partir de 1999 el cálculo de los beneficios otorgados en los programas de apoyo para Deudores de Crédito para la Vivienda, FOPYME y FINAPE.

El "Punto Final", define los descuentos a los créditos para la vivienda, los cuales son determinados sobre el saldo insoluto del adeudo registrado al 30 de noviembre de 1998, sin considerar los intereses moratorios. Tratándose de los créditos FOPYME y FINAPE, el descuento será aplicado sobre los pagos y el porcentaje de descuento es determinado de acuerdo al saldo del crédito registrado al 31 de julio de 1996, independientemente de que se hubiera modificado el saldo.

El monto de los descuentos será reconocido por el Gobierno Federal y BBVA Bancomer en diferentes porcentajes; la parte reconocida por el Gobierno Federal es registrada como una cuenta por cobrar, la cual genera intereses a razón de CETES a 91 días llevado a curva de 28 días capitalizándose mensualmente; el porcentaje absorbido por la Institución de Crédito es aplicado a la estimación preventiva para riesgos crediticios. Al 31 de diciembre de 2001 y 2000, los saldos de los descuentos a cargo del Gobierno Federal ascienden a $5,282,163 y $8,558,251, respectivamente.

Derivado de los resultados de las auditorias practicadas a los programas de apoyo, el Gobierno Federal confirmó el cumplimiento por parte de BBVA Bancomer con las disposiciones a las que estaba sujeta para la recuperación del apoyo condicionado correspondiente al FOPYME. Por esta razón, durante septiembre de 2001, BBVA Bancomer recibió de parte del Gobierno Federal el pago de los apoyos correspondientes a dicho programa por un importe de $2,034,328, los cuales integraban el saldo de Créditos a entidades Gubernamentales. Adicionalmente, durante el ejercicio la Institución recibió por parte del Gobierno Federal pagos correspondientes a los beneficios a cargo de éste, de los programas de apoyo de "Vivienda" y "FOVI", los cuales ascendieron a $3,933,722.

Por otra parte, se confirmó el cumplimiento por parte de BBVA Bancomer con las disposiciones a las que se sujetaba para la recuperación del apoyo condicionado correspondiente al programa FINAPE, por esta razón, durante diciembre de 2001, BBVA Bancomer reconoció en sus resultados $1,089,614 correspondientes a los intereses devengados por la parte condicionada de dicho programa, los cuales habían sido originalmente registrados como un crédito diferido, de acuerdo con los lineamientos establecidos por la Comisión.

A partir del mes de diciembre de 2001, los intereses devengados por la cuenta por cobrar correspondiente al apoyo condicionado de FINAPE, son reconocidos en los resultados del mes correspondiente.

Políticas y procedimientos para el otorgamiento de créditos-

El otorgamiento, control y recuperación de créditos se encuentran regulados en el Manual de Crédito de BBVA Bancomer, autorizado por el Consejo de Administración. El Manual de Crédito establece el marco de actuación de los funcionarios que intervienen en el proceso de crédito y está basado en los ordenamientos de la Ley de Instituciones de Crédito, las disposiciones de carácter prudencial en materia de crédito establecidas por la Comisión y las sanas prácticas bancarias.

La autorización de los créditos como responsabilidad del Consejo de Administración se encuentra centralizada en los comités y funcionarios facultados, y las políticas y procedimientos establecen los mecanismos que les permiten asegurarse de la solvencia moral y capacidad técnica del personal involucrado en la actividad crediticia.

Para la gestión del crédito, se define el proceso general desde la promoción hasta la recuperación, especificando por unidad de negocio, las políticas, procedimientos, responsabilidades de los funcionarios involucrados y las herramientas que deben usar en cada etapa del proceso.

El proceso de crédito está basado en un riguroso análisis de las solicitudes de crédito, con el fin de determinar el riesgo integral del acreditado. En la mayoría de los créditos debe contarse con al menos una fuente alterna de pago.

En los créditos al consumo, hipotecarios y en el segmento de pequeña y micro empresa, se han implantado mecanismos de evaluación y seguimiento automatizados, basados en ciertos factores estándar que a criterio de la Institución son significativos para la toma de decisiones, permitiendo con mayor eficiencia la atención de altos volúmenes de solicitudes.

Créditos reestructurados denominados en UDIS:

El importe total de la cartera de créditos reestructurados en UDIS al 31 de diciembre de 2001 y 2000, se detalla a continuación:

	2001					2000
Concepto	Estados y Municipios	Vivienda	Agropecuario y Pesquero	Planta Productiva	Total	Total
Cartera vigente	$ 11,813,656	$ 31,816,837	$ 125,600	$ 1,121,750	$ 44,877,843	$ 50,852,508
Intereses vigentes	16,194	228,037	146	5,796	250,173	393,860
Cartera vencida	-	3,091,101	-	425,242	3,516,343	5,201,833
Intereses vencidos	-	167,225	-	16,911	184,136	345,024
Total	$ 11,829,850	$ 35,303,200	$ 125,746	$ 1,569,699	$ 48,828,495	$ 56,793,225

Operaciones con FOBAPROA:

Como parte de las medidas adoptadas para enfrentar la crisis económica surgida a finales de 1994, BBVA Bancomer llevó a cabo transacciones con el FOBAPROA derivadas de los siguientes conceptos:

- Afectación de flujos de créditos en 1995 y 1996.
- Afectación de bienes adjudicados a partir de 1996.

Adicionalmente BBVA Bancomer adquirió, con efectos al 1° de octubre de 1996, las sucursales de Banca Cremi (Cremi) y Banco de Oriente (Banorie).

Como contraprestación de estas operaciones, se han reconocido derechos por cobrar al FOBAPROA que al 31 de diciembre de 2001 y 2000 se integran como sigue:

	Moneda Nacional		Dólares Americanos Valorizados en Moneda Nacional		Total	
Concepto	2001	2000	2001	2000	2001	2000
Operaciones origen Bancomer-						
Tramos I y II	$ 72,677,627	$ 68,517,084	$ 1,157,281	$ 1,207,479	$ 73,834,908	$ 69,724,563
Pagaré Promex	24,870,459	25,051,982	-	-	24,870,459	25,051,982
Flujos a entregar al FOBAPROA	(10,293,016)	(7,945,480)	(1,460,669)	(1,408,484)	(11,753,685)	(9,353,964)
Reserva para baja de valor	(23,269,172)	(22,473,894)	-	-	(23,269,172)	(22,473,894)
	63,985,898	63,149,692	(303,388)	(201,005)	63,682,510	62,948,687
Operaciones origen BBV-México-						
FOBAPROA I	5,338,988	6,039,744	-	-	5,338,988	6,039,744
FOBAPROA II	11,935,558	11,257,346	-	-	11,935,558	11,257,346
Arrendadora Atlas	361,655	336,610	-	-	361,655	336,610
Flujos a entregar al FOBAPROA	(2,600,316)	(3,149,604)	-	-	(2,600,316)	(3,149,604)
Reservas para baja de valor	(3,036,155)	(2,901,763)	-	-	(3,036,155)	(2,901,763)
	11,999,730	11,582,333	-	-	11,999,730	11,582,333
Adquisición de sucursales Cremi y Banorie	10,070,436	10,681,834	-	-	10,070,436	10,681,834
	22,070,166	22,264,167	-	-	22,070,166	22,264,167
Total de cartera	86,056,064	85,413,859	(303,388)	(201,005)	85,752,676	85,212,854
Afectación de bienes adjudicados	-	7,051,366	-	-	-	7,051,366
Provisión por afectación fideicomiso inmuebles adjudicados	-	(4,599,372)	-	-	-	(4,599,372)
Total de bienes adjudicados	-	2,451,994	-	-	-	2,451,994
Total	$ 86,056,064	$ 87,865,853	$ (303,388)	$ (201,005)	$ 85,752,676	$ 87,664,848

Los derechos a cobrar por la transferencia de los derechos de flujos de la cartera crediticia a FOBAPROA, se formalizaron durante 1995 y 1996, tienen un plazo de vencimiento de diez años y devengan tasas de interés referenciadas a CETES y LIBOR, dependiendo de la transacción, por las operaciones celebradas en moneda nacional y dólares americanos, respectivamente.

A partir de marzo de 1998, se ha hecho uso del programa establecido por FOBAPROA para convertir los derechos de cobro en dólares americanos a derechos de cobro en moneda nacional. La conversión se realiza mensualmente por importes variables y la cantidad así convertida se incorpora a los derechos de cobro en moneda nacional con iguales condiciones a las antes indicadas.

Algunas de las operaciones de cartera vendida a FOBAPROA establecen que BBVA Bancomer compartirá el riesgo de cobranza de los flujos afectados por el 25% del valor del derecho de cobro a la fecha de su vencimiento, y en caso de generarse utilidades sobre dicha cartera, éstas corresponderán en su totalidad a BBVA Bancomer. Con fecha 25 de febrero de 1998, la Comisión estableció el criterio relativo al provisionamiento de la cartera de créditos sujeta a esta transacción.

Como resultado del fortalecimiento financiero mencionado en la Nota 1, se reservó en su totalidad el 25% de la pérdida compartida con FOBAPROA, la cual fue aplicada contra el capital contable. A partir del saneamiento, la Institución de Crédito sólo registra el ingreso correspondiente al 75% del valor de los pagarés y el 25% restante corresponde a las provisiones preventivas necesarias para mantener cubierto el 100% del riesgo de la Institución de Crédito y el programa de incentivos.

El monto de los pagarés FOBAPROA con riesgo compartido asciende a $46,056,144 después de liquidez y reservas, los cuales corresponden a los pagarés por venta de cartera denominados "Tramo I y II" y "FOBAPROA II", de origen Bancomer y BBV-México, respectivamente.

Por otra parte, durante marzo de 2001 las Instituciones de Crédito acordaron con la Comisión el cancelar anticipadamente las transacciones derivadas de la afectación de bienes adjudicados, con cifras al 31 de marzo de 2001. Como consecuencia de esta cancelación, se reincorporaron en los libros de los bancos los bienes adjudicados traspasados a los fideicomisos a su valor original, constituyendo una reserva equivalente al valor de la actualización acumulada registrada entre septiembre de 1997 y marzo de 2001 en dichos fideicomisos, para reconocer el 100% de este efecto. La reserva constituida durante 2001 por este concepto ascendió a $227,000.

Los derechos a cobrar por los pasivos asumidos correspondientes a la adquisición de las redes de sucursales de Cremi y Banorie, devengan intereses a tasas variables referenciadas a TIIE.

Los pagarés correspondientes al saneamiento de Promex devengan intereses a tasas de TIIE a 91 días y tienen vencimiento en 2008.

El valor de los activos cuyos flujos se encuentran afectados a favor de FOBAPROA y la estimación preventiva para riesgos crediticios que les corresponde, se muestran a continuación:

	2001	2000
Cartera de crédito	$ 22,745,653	$ 31,299,584
Cartera de valores	1,039,083	1,399,195
Bienes adjudicados	4,420,998	5,534,065
Estimación preventiva para riesgos crediticios	(11,977,171)	(7,787,904)
Otras reservas	(626,763)	-
Total	$ 15,601,800	$ 30,444,940

Estimación preventiva para riesgos crediticios:

La calificación de la cartera de BBVA Bancomer, base para el registro de la estimación preventiva para riesgos crediticios efectuada con base en lo establecido en la Nota 2, se muestra a continuación:

	2001		2000	
Categoría de Riesgo	Cartera Total	Reserva	Cartera Total	Reserva
A	$ 100,473,204	$ 795,408	$ 98,550,825	$ 303,103
B	19,896,838	2,555,409	26,406,098	1,040,596
C	11,047,302	3,890,955	14,167,571	3,863,471
D	5,909,353	4,176,945	18,289,058	11,824,360
E	2,692,063	3,004,661	4,356,952	4,896,467
Subtotal	140,018,760	14,423,378	161,770,504	21,927,997
Cartera no calificada	-	-	51,040	-
Cartera exceptuada	157,973,656	-	159,511,669	-
	$ 297,992,416	14,423,378	$ 321,333,213	21,927,997
Castigos aplicados		(308,585)		(788,791)
Estimaciones creadas en exceso		70,515		3,162,953
Reservas registradas al 31 de diciembre		$ 14,185,308		$ 24,302,159

El saldo de la estimación al 31 de diciembre de 2001 es determinado con base en los saldos de la cartera comercial al 31 de diciembre y los saldos de las carteras hipotecaria y de consumo al 30 de noviembre.

Las estimaciones preventivas globales incluyen las reservas que cubren al 100% los intereses vencidos al 31 de diciembre de 2001 y 2000.

Al 31 de diciembre de 2001, la provisión preventiva para riesgos crediticios representa el 112% de la cartera vencida.

El monto de la provisión incluye la calificación de los créditos otorgados en moneda extranjera considerados al tipo de cambio del 31 de diciembre de 2001.

De conformidad con la regulación vigente, BBVA Bancomer no registró ninguna provisión sobre la cartera de los fideicomisos UDIS de Estados y Municipios.

Movimientos de la estimación preventiva para riesgos crediticios-

A continuación se muestra un análisis de las estimaciones preventivas para riesgos crediticios:

	2001	2000
Saldo al inicio del año	$ 24,302,159	$ 17,397,579
Estimaciones cargadas a resultados del ejercicio	2,480,555	3,186,799
Estimaciones extraordinarias cargadas a capital	-	1,575,261
Estimaciones provenientes de fusión	-	11,464,648
Aplicaciones y castigos del ejercicio	(13,718,799)	(7,627,233)
Saneamiento de crédito mercantil y otros	-	(1,015,169)
Reinstalación de programas de rentas	1,506,096	-
Creación de reservas por reducción de costo en pasivo fiduciario en fideicomiso UDIS	203,908	-
Pérdida monetaria	(588,611)	(679,726)
Saldo al final del año	$ 14,185,308	$ 24,302,159

Bienes adjudicados:

El saldo de bienes adjudicados al 31 de diciembre de 2001 y 2000 se integra como sigue:

Concepto	2001	2000
Terrenos	$ 844,236	$ 1,415,969
Construcciones	3,656,075	2,770,365
Otros	375,259	1,130,831
	4,875,570	5,317,165
Depósitos en garantía	(373,717)	-
	4,501,853	5,317,165
Estimación para castigos de bienes	(671,547)	(367,185)
	$ 3,830,306	$ 4,949,980

Inmuebles, mobiliario y equipo:

El saldo de inmuebles, mobiliario y equipo al 31 de diciembre de 2001 y 2000 se integra como sigue:

Concepto	2001	2000
Mobiliario y equipo	$ 12,859,582	$ 11,834,684
Inmuebles destinados a oficinas	12,430,800	14,592,464
Gastos de instalación	3,815,216	4,889,806
	29,105,598	31,316,954
Menos- Depreciación y amortización acumulada	(13,813,475)	(13,432,642)
	$ 15,292,123	$ 17,884,312

Inversiones permanentes en acciones:

Existen algunas subsidiarias que no fueron consolidadas por disposición expresa de la Comisión al no pertenecer al sector financiero o debido a que se encuentran en proceso de liquidación o en situación de disolución.

Las inversiones en subsidiarias no consolidadas, así como en compañías asociadas, se valuaron con base en el método de participación y se detallan a continuación:

Porcentaje de Participación		Inversión en Acciones de Subsidiarias y Asociadas 2001	2000
75.01%	Seguros Bancomer, S.A.	$ 727,334	$ 870,409
1.22%	Siefore Bancomer Real, S.A. de C.V.	656,624	740,242
66.91%	Grupo Canadá, S.A. de C.V.	93,752	477,626
49.80%	Onexa, S.A. de C.V.	316,055	411,596
99.99%	Pensiones Bancomer, S.A. de C.V.	308,367	243,326
11.81%	Servicio Panamericano de Protección, S.A. de C.V.	311,034	300,226
99.99%	Seguros BBV-Probursa, S.A. de C.V.	-	222,129
55.00%	Grupo Constructora RAM, S.A. de C.V.	113,451	129,197
Varios	Sociedades de Inversión	174,690	175,862
Varios	Otras	611,854	764,559
	Total	$ 3,313,161	$ 4,335,172

La inversión en acciones de compañías asociadas al 31 de diciembre de 2001 y 2000, se determinó con base en información financiera no auditada.

Impuestos diferidos:

El Grupo Financiero ha reconocido impuestos diferidos derivados de pérdidas fiscales y de las partidas temporales de conciliación entre la utilidad contable y fiscal por un importe de $25,028,432 y $27,243,944 en 2001 y 2000, respectivamente, por los siguientes conceptos:

	2001			2000		
	Diferencias Temporales	Diferidos		Diferencias Temporales	Diferidos	
Concepto	Base	I.S.R.	P.T.U.	Base	I.S.R.	P.T.U.
Diferencias temporales activas:						
Estimación preventiva para riesgos crediticios (no deducida)	$ 36,773,774	$ 12,870,821	$ 2,090,109	$ 46,732,577	$ 16,356,402	$ 2,676,275
Pérdida en venta de acciones	2,538,289	888,401	-	4,048,006	1,416,802	-
Deudores y acreedores	245,046	85,766	-	300,137	105,048	-
Valuación de inversiones a mercado	1,741,951	609,683	-	(73,854)	(25,849)	-
Pérdidas fiscales	30,040,041	10,514,014	-	25,243,970	8,835,389	-
Reserva de integración	424,889	148,711	-	707,634	247,672	-
Otros activos	1,273,310	445,659	-	1,740,339	615,375	-
Total activo	73,037,300	25,563,055	2,090,109	78,698,809	27,550,839	2,676,275
Diferencias temporales pasivas:						
Bienes adjudicados ya deducidos	(1,092,012)	(382,204)	211,603	(804,732)	(281,656)	222,231
Activo fijo	4,014,129	1,404,945	-	5,389,253	1,886,239	-
Intereses capitalizados al FOBAPROA	-	-	-	1,668,477	583,967	-
Sirecas acumuladas hasta su cobro	-	-	-	474,817	166,186	48,254
Otros pasivos	466,740	163,359	4,029	1,052,937	353,718	4,231
Total pasivo	3,388,857	1,186,100	215,632	7,780,752	2,708,454	274,716
Ajuste por baja de tasa	-	(1,223,000)	-	-	-	-
Activo (o pasivo) neto acumulado	$ 69,648,443	$ 23,153,955	$ 1,874,477	$ 70,918,057	$ 24,842,385	$ 2,401,559

Con base en proyecciones de la Administración, el saldo de impuestos diferidos proveniente de pérdidas fiscales se recuperará antes del vencimiento de las mismas, a partir de 2001 y hasta 2006. Por otro lado, el saldo de impuestos diferidos proveniente de provisiones preventivas, se estima que se recuperará cuando se hayan amortizado las pérdidas fiscales antes mencionadas.

Como se explica en la Nota 21, a partir del 1° de enero de 2002 entró en vigor la nueva Ley del Impuesto sobre la Renta (ISR), la cual establece, entre otras modificaciones, la reducción gradual de la tasa del ISR al 32%. La Administración, de acuerdo con lo establecido en el Boletín D-4 "Tratamiento Contable del Impuesto sobre la Renta, del Impuesto al Activo y de la Participación de los Trabajadores en la Utilidad" de PCGA, y con base en las proyecciones elaboradas de recuperación de los impuestos diferidos, ajustó el saldo de los impuestos diferidos en función a las tasas esperadas que estarán vigentes al momento de su recuperación. El efecto de este ajuste ascendió a $1,223,000 y se reconoció en los resultados del ejercicio dentro del rubro "Impuesto sobre la renta y participación de utilidades al personal, diferidos".

Crédito mercantil:

Al 31 de diciembre de 2001 y 2000, el crédito mercantil se integra como sigue:

	2 0 0 1		
Concepto	Crédito Mercantil	Amortización de Crédito Mercantil	Crédito Mercantil Neto
Banca Promex	$ 2,705,501	$ 180,366	$ 2,525,135
Afore Bancomer	1,717,117	93,010	1,624,107
Seguros Bancomer	621,064	36,820	584,244
Pensiones Bancomer	139,748	7,570	132,178
Otras	66,290	11,877	54,413
Total	$ 5,249,720	$ 329,643	$ 4,920,077

Concepto	2000		
	Crédito Mercantil	Amortización de Crédito Mercantil	Crédito Mercantil Neto
Banca Promex	$ 2,705,501	$ 45,091	$ 2,660,410
Afore Bancomer	1,717,117	7,152	1,709,965
Seguros Bancomer	621,064	5,766	615,298
Pensiones Bancomer	139,748	583	139,165
Otras	66,290	8,563	57,727
Total	$ 5,249,720	$ 67,155	$ 5,182,565

Captación:

Coeficiente de liquidez-

El "Régimen de inversión para las operaciones en moneda extranjera y condición a satisfacer en el plazo de las operaciones en dicha moneda" diseñado por Banco de México para las instituciones de crédito, establece la mecánica para la determinación del coeficiente de liquidez sobre los pasivos denominados en moneda extranjera.

De acuerdo con el citado régimen, durante 2001 y 2000, BBVA Bancomer generó un requerimiento de liquidez de 1,165,835 y 2,351,345 miles de dólares americanos, respectivamente, y mantuvo una inversión en activos líquidos por 1,395,847 y 2,751,221 miles de dólares americanos, teniendo un exceso de 230,012 y 399,876, en la misma moneda, respectivamente.

Por otra parte, las instituciones de crédito están obligadas por Banco de México a mantener depósitos de regulación monetaria, los cuales tendrán una duración indefinida y generarán intereses pagaderos en base a la TIIE a 28 días publicada por Banco de México. Al 31 de diciembre de 2001 y 2000, los depósitos por regulación monetaria de BBVA Bancomer ascienden a $20,734,804 y $11,974,101 respectivamente y se incluyen en el saldo de "Banco de México" dentro del rubro "Disponibilidades".

Captación tradicional-

Los pasivos provenientes de la captación tradicional se integran de la siguiente manera:

	2001	2000
Depósitos de exigibilidad inmediata-		
Depósitos a la vista	$ 132,051,406	$ 120,485,430
Depósitos de ahorro	135,778	141,476
Depósitos a plazo-		
Depósitos a plazo	23,620,946	40,307,870
Pagarés con rendimiento liquidable al vencimiento	166,882,204	153,686,100
Bonos bancarios	502,644	1,276,434
Total	$ 323,192,978	$ 315,897,310

Préstamos interbancarios y de otros organismos:

Los préstamos recibidos de otras instituciones crediticias al 31 de diciembre de 2001 y 2000 son como sigue:

	Moneda Nacional		Dólares Americanos Valorizados		Total	
Concepto	2001	2000	2001	2000	2001	2000
Bancos	$ 12,861,436	$ 515,140	$ 15,179,591	$ 24,029,753	$ 28,041,027	$ 24,544,893
Préstamos de otros organismos	9,050,397	10,913,329	1,509,545	2,976,937	10,559,942	13,890,266
	-	-	-	-	-	-
Total	$ 21,911,833	$ 11,428,469	$ 16,689,136	$ 27,006,690	$ 38,600,969	$ 38,435,159

Los préstamos interbancarios y de otros organismos en moneda extranjera contratados por el Grupo Financiero, están pactados a plazos de 2 días a 7 años y a tasas que fluctúan entre el 1.16% y el 11.04% anual.

Obligaciones de carácter laboral:

El pasivo por obligaciones laborales se deriva del plan de pensiones, que cubrirá una pensión y la prima de antigüedad al momento del retiro. El monto del pasivo laboral es determinado con base en cálculos actuariales efectuados por actuarios independientes, bajo el método de crédito unitario proyectado. El monto del citado pasivo se encuentra invertido en los activos del plan, los cuales se gestionan a través de un fideicomiso irrevocable.

Al 31 de diciembre de 2001 y 2000, el monto del pasivo correspondiente al personal de BBVA Bancomer se origina por:

	2001	2000
Obligaciones por beneficios actuales	$ 3,844,402	$ 3,664,211
Activos del plan	$ 4,032,422	$ 3,893,051
Pasivo neto actual	$ -	$ -
Obligaciones por beneficios proyectados	$ 4,032,422	$ 3,893,051
Activos del plan	4,032,422	3,893,051
Pasivo neto proyectado	$ -	$ -
Obligación por beneficios adquiridos	$ 2,352,806	$ 2,215,486
Pagos efectuados	$ 287,008	$ 232,695

Al 31 de diciembre de 2001 y 2000, el costo neto del periodo se integra como sigue:

	2001	2000
Costo laboral	$ 173,036	$ 224,077
Costo financiero	259,861	268,279
Amortización del pasivo de transición	-	36,788
Amortización de servicios pasados- Variaciones en supuestos y ajustes por experiencia	-	2,267
Menos- Rendimiento de los activos del fondo	(258,685)	(305,085)
Costo neto del periodo	$ 174,212	$ 226,326

Las tasas reales utilizadas en las proyecciones actuariales se muestran a continuación:

	2001	2000
Tasa de rendimiento de los activos del plan	6.5%	6.5%
Tasa de descuento	5.5%	5.5%
Tasa de incremento de sueldo	1.5%	1.5%

Las indemnizaciones ordinarias se aplican a los resultados cuando se conocen.

Por otra parte, el Grupo Financiero adicionó un nuevo plan de pensiones denominado "Contribución definida" en el cual, además de la pensión mensual de jubilación de beneficio definida, se otorgarán beneficios en caso de retiro antes de la jubilación, fallecimiento o invalidez total y permanente, por medio de aportaciones definidas a un fondo individual del trabajador.

Con motivo del proceso de integración del Grupo Financiero, BBVA Bancomer ha constituido una reserva para gastos de integración, la cual asciende a $424,889 y $1,001,699 al 31 de diciembre de 2001 y 2000, respectivamente e incluye una provisión para gastos por indemnizaciones.

Obligaciones subordinadas en circulación:

Concepto	2001	2000
Obligaciones subordinadas-		
Obligaciones subordinadas Bancomer 98 a TIIE, pagaderos cada 28 días y con vencimiento el 28 de septiembre de 2006	$ 2,500,000	$ 2,625,564
Obligaciones subordinadas por USD 100 millones, emitidas en diciembre de 1995, a tasa de interés LIBOR a plazo de 3 meses más 4 puntos porcentuales, pagaderos trimestralmente y que se amortizarán a su vencimiento el 21 de junio de 2004	916,950	1,009,248
Obligaciones subordinadas por USD 125 millones, emitidas en marzo de 1996, a tasa de interés flotante con un margen de 4 puntos sobre la tasa LIBOR, a plazo de 3 meses, pagaderos trimestralmente y que se amortizarán a su fecha de vencimiento el 29 de marzo de 2004	1,146,187	1,261,558
Obligaciones subordinadas por USD 10 millones, emitidas el 24 de mayo de 1996, a tasa de interés flotante con un margen sobre la tasa LIBOR, a plazo de 3 meses más 3.50 puntos porcentuales, pagaderos trimestralmente a partir de la fecha de emisión y que se amortizarán a su vencimiento el 28 de mayo de 2004	91,695	100,925

Concepto	2001	2000
Obligaciones subordinadas por USD 115 millones, emitidas el 15 de mayo de 1996, a tasa de interés flotante con un margen sobre la tasa LIBOR, a plazo de 3 meses más 3.50 puntos porcentuales, pagaderos trimestralmente a partir de la fecha de emisión y que se amortizarán a su vencimiento el 15 de mayo de 2004	1,054,493	1,160,633
Obligaciones subordinadas PROMEX 93, a tasa de interés de CEDES, CETES o TIIE, la mayor más 2.00 a 3.50 puntos porcentuales, pagaderos cada 28 días y con vencimiento el 10 de enero de 2002	62,500	131,278
Obligaciones subordinadas PROMEX 95-1, a tasa de interés de CEDES, CETES, o TIIE, la mayor más 1.50 a 2.50 puntos porcentuales, pagaderos cada 28 días y con vencimiento el 10 de abril de 2003	100,000	157,534
Obligaciones subordinadas PROMEX 95-2, a tasa de interés de CEDES, CETES o TIIE, la mayor más 1.50 a 2.50 puntos porcentuales, pagaderos cada 28 días y con vencimiento el 18 de septiembre de 2003	100,000	157,534
Obligaciones subordinadas por USD 170 millones, emitidas el 28 de enero de 2000, a tasa de interés flotante con un margen sobre la tasa LIBOR, a plazo de 3 meses más 4.25 puntos porcentuales, pagaderos semestralmente a partir de la fecha de emisión y que fueron amortizadas anticipadamente el 29 de junio de 2001	-	1,715,719
Intereses devengados no pagados	15,447	103,443
	5,987,272	8,423,436
Obligaciones de conversión voluntaria a capital de BBVA Bancomer-		
Obligaciones subordinadas por USD 30 millones, emitidas el 20 de diciembre de 1996, a tasa de interés flotante con un margen sobre la tasa LIBOR, a plazo de 6 meses más 1.00 punto porcentual, pagaderos semestralmente a partir de la fecha de emisión y que se amortizarán a su vencimiento el 20 de diciembre de 2006	275,085	302,774
Obligaciones subordinadas por 408,700,000 UDIS, a una tasa del 8.75% anual dividida entre 360 días y multiplicado el resultado así obtenido, por el número de días de que consta cada período, finalmente multiplicado dicho resultado por el valor de la UDI de la fecha de pago de intereses, convertibles a su valor en pesos, con vencimiento el 29 de marzo de 2002	1,248,690	1,247,571
Total	$ 7,511,047	$ 9,973,781

Los gastos relativos a estas emisiones son amortizados en línea recta durante el término de la emisión.

Por otra parte, durante junio de 2001 BBVA Bancomer pagó anticipadamente la emisión de obligaciones subordinadas denominadas BBV 2000, que fueron emitidas en enero de 2000. Este pago fue realizado en efectivo y ascendió a USD 172.6 millones, incluyendo los intereses correspondientes.

Transacciones y saldos con compañías subsidiarias y asociadas:

Los saldos y transacciones con compañías subsidiarias no consolidadas y asociadas no fueron significativos y se derivaron de operaciones propias de su actividad.

Entorno fiscal:

Régimen de impuesto sobre la renta-

El Grupo Financiero y sus subsidiarias están sujetos al ISR, que se calcula considerando como gravables o deducibles ciertos efectos de la inflación, tales como depreciación calculada sobre valores en pesos constantes, lo que permite deducir costos actuales, y se acumula o deduce el efecto de la inflación sobre ciertos activos y pasivos monetarios, a través del componente inflacionario. La tasa del ISR hasta 2001 fue del 35% sobre el resultado fiscal, teniendo la obligación de pagar el impuesto cada año a la tasa del 30% y el remanente al momento en que las utilidades sean distribuidas. Este remanente se registra como un pasivo a largo plazo.

A partir de 2002 se elimina el diferimiento de la porción pagadera al distribuir dividendos. La tasa del ISR será del 35% en 2002, 34% en 2003, 33% en 2004 y del 32% a partir de 2005.

Resultado fiscal-

Las principales partidas que afectaron la determinación del resultado fiscal del Grupo Financiero y sus subsidiarias consolidadas fueron el componente inflacionario, la utilidad contable en venta de acciones, los intereses generados por la transferencia de los derechos de flujo de cartera crediticia a FOBAPROA, los descuentos del programa punto final, la pérdida por venta de cartera de crédito, la aplicación de quebrantos diversos, la utilidad de subsidiarias no distribuidas y los gastos por obligaciones con terceros, los cuales tienen tratamiento diferente para efectos contables y fiscales.

El Grupo Financiero y sus subsidiarias consolidadas tienen pérdidas pendientes de amortizar para efectos de ISR, las cuales se indexarán en el ejercicio en que sean aplicadas. Dichas pérdidas se pueden aplicar contra utilidades fiscales en un período no mayor de 10 años. El importe actualizado a la fecha de los estados financieros y las fechas de expiración son las siguientes:

Año		Importe Actualizado de la Pérdida	Fecha de Expiración
1992	$	270,298	2002
1993		404,447	2003
1994		428,401	2004
1995		2,788,716	2005
1996		3,879,338	2006
1997		7,535,236	2007
1998		5,853,401	2008
1999		2,144,505	2009
2000		4,139,704	2010
2001		5,770,784	2011
	$	33,214,830	

Impuesto al activo-

El Grupo Financiero y sus subsidiarias están sujetos al pago del impuesto al activo, el cual se calcula aplicando la tasa del 1.8% sobre el promedio de los activos fijos, gastos y cargos diferidos, disminuidos por el promedio de las deudas utilizadas para la adquisición de dichos activos. El importe pagado durante el año por las subsidiarias del Grupo Financiero no fue significativo.

Participación de utilidades al personal-

La participación de utilidades al personal se calcula de acuerdo al resultado fiscal, considerando la depreciación fiscal a valores históricos y sin considerar el componente inflacionario.

Capital contable:

Capital social-

El capital social del Grupo Financiero al 31 de diciembre de 2001 y 2000 se integra como sigue:

Número de acciones con valor nominal de $0.11

	2001			2000		
	Capital Social	Acciones Emitidas (No Suscritas)	Capital Pagado	Capital Social	Acciones Emitidas (No Suscritas)	Capital Pagado
Serie "O"	9,400,000,000	(344,168,049)	9,055,831,951	6,000,000,000	(1,116,174,482)	4,883,825,518
Serie "L"	-	-	-	2,400,000,000	(1,384,991,747)	1,015,008,253
Total	9,400,000,000	(344,168,049)	9,055,831,951	8,400,000,000	(2,501,166,229)	5,898,833,771
Conversión de obligaciones	-	168,781,871	168,781,871	-	93,972,539	93,972,539
Disminución de capital social	-	-	-	(2,454,683,159)	2,454,683,159	-
Aumento de capital social	-	-	-	3,454,683,159	(3,454,683,159)	-
Intercambio fusión BBV-Probursa	-	-	-	-	2,924,499,952	2,924,499,952
Suscripción pago IPAB	-	-	-	-	145,775,543	145,775,543
Suscripción derecho preferencia	-	-	-	-	69,146	69,146
Recompra de acciones propias	-	-	-	-	(7,319,000)	(7,319,000)
	9,400,000,000	(175,386,178)	9,224,613,822	9,400,000,000	(344,168,049)	9,055,831,951

Importes históricos

	2001			2000		
	Capital Social	Acciones Emitidas (No Suscritas)	Capital Pagado	Capital Social	Acciones Emitidas (No Suscritas)	Capital Pagado
Serie "O"	$ 1,034,000	$ (37,858)	$ 996,142	$ 660,000	$ (122,779)	$ 537,221
Serie "L"	-	-	-	264,000	(152,349)	111,651
Total	1,034,000	(37,858)	996,142	924,000	(275,128)	648,872
Conversión de obligaciones	-	18,566	18,566	-	10,337	10,337
Disminución de capital social	-	-	-	(270,015)	270,015	-
Aumento de capital social	-	-	-	380,015	(380,015)	-
Suscripción intercambio fusión	-	-	-	-	321,695	321,695
Suscripción pago IPAB	-	-	-	-	16,035	16,035
Suscripción derecho preferencia	-	-	-	-	8	8
Recompras de acciones propias	-	-	-	-	(805)	(805)
	$ 1,034,000	$ 19,292	1,014,708	$ 1,034,000	$ (37,858)	996,142
Actualización a pesos de diciembre de 2001			1,700,116			1,699,683
			$ 2,714,824			$ 2,695,825

Canje de acciones Serie "L" por Serie "O"-

En Asamblea General Extraordinaria de Accionistas celebrada el 24 de abril de 2001, se acordó la conversión de las acciones Serie "L", representativas de la parte adicional del capital social, en acciones Serie "O", representativas de la parte ordinaria de dicho capital.

El capital social del Grupo Financiero al 31 de diciembre de 2001 asciende a $ 1,034,000 (valor nominal) y está representado por 9,400,000,000 acciones nominativas Serie "O" con valor nominal de $ 0.11 pesos cada una, de las cuales 9,224,613,822 acciones se encuentran íntegramente suscritas y pagadas, correspondiendo 4,171,045,689 acciones al capital fijo y 5,053,568,133 acciones a la parte variable.

Quedan en la Tesorería del Grupo Financiero 175,386,178 acciones, de las cuales hasta 100,000,000, atenderán a más tardar el 20 de diciembre de 2006 la conversión de las obligaciones emitidas en favor del International Finance Corporation (IFC).

Emisión de notas de capital de BBVA Bancomer, S.A.-

El 9 de febrero de 2001, BBVA Bancomer emitió instrumentos de capitalización bancaria (notas de capital) por 500 millones de dólares americanos en oferta global. Dichas notas de capital pagan rendimientos del 10.5% anual y tienen un plazo de 10 años. BBVA Bancomer se reserva el derecho a redimir las notas de capital de manera anticipada a partir del quinto año de su emisión.

Esta emisión fue listada en la bolsa de valores de Luxemburgo y ofrecida en oferta global bajo la regla 144-A del acta de valores de 1933 de los Estados Unidos de Norteamérica (E.U.) a inversionistas institucionales calificados en los E.U. y bajo la regulación "S" del acta antes citada a inversionistas no estadounidenses fuera de E.U.

Estas notas están contempladas en las reglas de capitalización emitidas por la SHCP y contribuyen significativamente a reforzar la base de capitalización de BBVA Bancomer.

De acuerdo con lo que establece el prospecto de colocación de estas notas de capital, el pago de los rendimientos puede suspenderse en el caso de que el índice de capitalización de la Institución de Crédito esté por debajo del mínimo requerido por las autoridades o por alguna disposición regulatoria, por lo que estas notas se consideran instrumentos de riesgo y, de conformidad con los criterios contables definidos por la Comisión, se presentan como parte del interés minoritario, en el capital contable.

Conversión de Grupo Financiero BBVA Bancomer, S.A. de C.V. en Sociedad Controladora Filial-
En Asamblea General Extraordinaria celebrada el 3 de octubre de 2001, se aprobó llevar a cabo la conversión de Grupo Financiero BBVA Bancomer, S.A. de C.V. en Sociedad Controladora Filial de acuerdo con lo dispuesto en la Ley para Regular las Agrupaciones Financieras, sujeto a que: (i) Banco Bilbao Vizcaya Argentaria, S.A., a través de su filial BBVA International Investment Corporation, incremente su participación accionaria en la Sociedad a por lo menos el 51% del capital social y; (ii) se obtengan las autorizaciones respectivas de las autoridades competentes.

Obligaciones subordinadas de conversión obligatoria-

Al 31 de diciembre de 2001 y 2000, el Grupo Financiero tenía emitidas obligaciones subordinadas de conversión obligatoria en títulos representativos de capital cuyas principales características eran las siguientes:

Concepto	2001	2000
Obligaciones subordinadas GFBB 95, 95-2 y 95-3, convertibles forzosamente en títulos representativos de capital social Serie "O", a tasa de interés variable entre TIIP y/o CETES a plazo de hasta 365 días, la que sea mayor al adicionar 1 ó 4 puntos respectivamente, pagaderos mensualmente y con vencimiento el 16 de mayo de 2002	$ -	$ 768,345

Durante el ejercicio de 2001 las obligaciones GFBB 95, 95-2 y 95-3 se convirtieron anticipadamente, según acta de emisión, lo que significó para el Grupo Financiero el aumento de 168,781,871 acciones Serie "O". Esta conversión generó un incremento en el capital social y en la prima en venta de acciones de $18,999 y $729,647, respectivamente.

Restricciones a las utilidades-

A partir de 2002, el impuesto retenible sobre dividendos fue eliminado. En caso de repartir utilidades que no hubieran causado el impuesto aplicable al Grupo Financiero, éste tendrá que pagarse al distribuir el dividendo. Por lo anterior, el Grupo Financiero debe llevar cuenta de las utilidades sujetas a cada tasa.

Las reducciones de capital causarán impuestos sobre el excedente del monto repartido contra su valor fiscal, determinado de acuerdo a lo establecido por la Ley del Impuesto sobre la Renta.

Ninguna persona física o moral podrá adquirir directa o indirectamente, mediante una o varias operaciones de cualquier naturaleza, simultáneas o sucesivas, el control de acciones de la Serie "O" por más del 5% del capital social del Grupo Financiero. La SHCP podrá autorizar, cuando a su juicio se justifique, un porcentaje mayor, sin exceder del 20%, con excepción de los supuestos previstos en las fracciones de la I a la VI del Artículo 20 de la Ley para Regular las Agrupaciones Financieras.

La utilidad neta del Grupo Financiero está sujeta a la disposición legal que requiere que el 5% de las utilidades de cada ejercicio, sin considerar la participación en sus subsidiarias, sea traspasada a la reserva legal, hasta que ésta sea igual al 20% del capital. Esta reserva no es susceptible de distribuirse a los accionistas durante la existencia del Grupo Financiero, excepto en la forma de dividendos en acciones.

Indice de capitalización-

El 22 de septiembre de 1999, la SHCP emitió nuevas reglas de capitalización para instituciones financieras, las cuales entraron en vigor gradualmente a partir del 1° de enero de 2000 y serán completamente aplicadas a partir del 1° de enero de 2003. Estas nuevas reglas de capitalización establecen requerimientos con respecto a niveles específicos de capital neto, como un porcentaje de los activos de riesgo, tanto de mercado como de crédito; sin embargo, a efecto de calcular el capital neto, a partir de 2000 los impuestos diferidos disminuirán gradualmente hasta representar un máximo del 20% del capital básico en el año 2003.

El índice de capitalización combinado de las instituciones de crédito al 31 de diciembre de 2001 ascendió a 15.66% de riesgo total (mercado y crédito) y 18.59% de riesgo de crédito, que son 7.66 y 10.59 puntos superiores a los mínimos requeridos.

Al aplicar las reglas de capitalización vigentes a partir de 2003, el índice estimado de capitalización combinado de las instituciones de crédito al 31 de diciembre de 2001 sería 11.02 % de riesgo total (mercado y crédito), que es 3.02 puntos superior al mínimo requerido.

El monto del capital neto, dividido en capital básico y complementario, se desglosa a continuación:

Capital básico:

Concepto	Importe
Capital contable	$ 36,354,062
Instrumentos de capitalización	3,310,547
Deducciones de inversiones en acciones de entidades financieras	(3,769,896)
Deducciones de inversiones en acciones de entidades no financieras	(1,375,507)
Deducciones de impuestos diferidos	(5,253,899)
Gastos de organización, otros intangibles	(183,548)
Otros activos	(19,376)
Total	$ 29,062,383

Capital complementario:

Concepto	Importe
Obligaciones e instrumentos de capitalización	$ 6,297,121
Provisiones preventivas para riesgos crediticios	2,020,339
Total	$ 8,317,460

Las principales características de las obligaciones se muestran a continuación:

Concepto	Importe	Fecha de Vencimiento	Porcentaje de Cómputo	Promedio Ponderado
No Convertible- computables en el capital complementario:				
Bancomer-98	$ 2,500,000	28/09/06	100%	$ 2,500,000
BBV-PROBURSA 96 BIS	275,085	20/12/06	100%	275,085
BANCOMER USD	916,950	21/06/04	60%	550,170
BANCOMER USD	1,146,187	29/03/04	60%	687,713
BANCOMER USD	91,695	28/05/04	60%	55,017
BANCOMER USD	1,054,493	15/05/04	60%	632,695
PROMEX 95-1	50,000	10/04/02	20%	10,000
PROMEX 95-1	50,000	10/04/03	40%	20,000
PROMEX 95-2	50,000	18/09/02	20%	10,000
PROMEX 95-2	50,000	18/09/03	40%	20,000
PROMEX 93	62,500	10/01/02	20%	12,500
Notas de capital computables	4,584,750	16/02/11	28%	1,274,203
Conversión voluntaria Bancomer	1,248,690	29/03/02	20%	249,738
				$ 6,297,121

Los activos en riesgo se desglosan a continuación:

Activos sujetos a riesgo de mercado:

Concepto	Posiciones Ponderadas en Riesgo	Requerimiento de Capital
Operaciones en moneda nacional con tasa nominal	$ 12,748,825	$ 1,019,906
Operaciones en moneda nacional con tasa real o denominados en UDIS	5,289,083	423,127
Tasa de interés operaciones en moneda extranjera con tasa nominal	6,055,450	484,436
Posiciones en UDIS o con rendimiento referido al INPC	91,919	7,354
Posiciones en divisas con rendimiento indizado al tipo de cambio	1,455,861	116,469
Posiciones en acciones o con rendimiento indizado al precio de una acción o grupo de acciones	11,931,009	954,480
Total riesgo de mercado	$ 37,572,147	$ 3,005,772

Activos sujetos a riesgo de crédito:

Concepto	Activos Ponderados en Riesgo	Requerimiento de Capital
Grupo II (ponderados al 20%)	$ 16,303,163	$ 1,304,253
Grupo III (ponderados al 100%)	184,795,994	14,783,680
Total riesgo de crédito	$ 201,099,157	$ 16,087,933

Posición en moneda extranjera:

Al 31 de diciembre de 2001 y 2000, se tienen activos y pasivos en moneda extranjera, principalmente en dólares americanos, convertidos al tipo de cambio emitido por Banco de México de $9.1695 y $9.6098 por dólar americano, respectivamente, como sigue:

	Miles de Dólares Americanos	
	2001	2000
Activos	27,097,009	13,661,513
Pasivos	26,959,195	13,507,615
Posición activa, neta en dólares americanos	137,814	153,898
Posición activa, neta en moneda nacional	$ 1,263,685	$ 1,478,929

Al 31 de enero de 2002, la posición activa neta en moneda extranjera, no auditada, disminuyó a 27,723 miles de dólares americanos (equivalente a $253,562) y el tipo de cambio a esta misma fecha es de $9.1463 por dólar americano.

Posición en UDIS:

Al 31 de diciembre de 2001 y 2000, se tienen activos y pasivos denominados en UDIS convertidos a moneda nacional considerando su equivalencia vigente de $3.055273 y $2.909158 por UDI, respectivamente, como sigue:

	Miles de UDIS	
	2001	2000
Activos	5,374,296	7,058,325
Pasivos	2,109,598	3,005,323
Posición activa, neta en UDIS	3,264,698	4,053,002
Posición activa, neta en miles de pesos	$ 9,974,544	$ 11,790,823

La posición activa al 31 de diciembre de 2001, está representada principalmente por posiciones de UDIBONOS.

Al 31 de enero de 2002, la posición en UDIS, no auditada, es similar a la del cierre del ejercicio y la equivalencia a esta misma fecha es de $3.066435 por UDI.

Utilidad neta por acción:

La utilidad neta por acción es el resultado de la división de la utilidad neta entre el promedio ponderado de las acciones en circulación del Grupo Financiero.

La utilidad por acción diluida representa un ajuste a la utilidad neta y al monto de acciones en circulación, considerando el efecto que tendrán las capitalizaciones futuras de las obligaciones subordinadas de conversión obligatoria.

La utilidad neta se ajusta adicionalmente por el costo integral de financiamiento (intereses pagados menos la ganancia monetaria) de las obligaciones. Esta utilidad así ajustada se divide entre el promedio ponderado de la acciones en circulación, incluyendo las correspondientes a las capitalizaciones futuras de las obligaciones en circulación.

A continuación se muestran los resultados anteriores al 31 de diciembre de 2001 y 2000, así como los efectos en la utilidad en operaciones continuas y discontinuadas:

	2001			2000
Concepto	Utilidad	Número de Acciones	Utilidad por Acción	Utilidad por Acción
Utilidad por operaciones continuas atribuibles al capital pagado	$ 6,248,036	9,143,576,011	$ 0.68333	$ 0.40864
Operaciones discontinuadas	(157,359)	9,143,576,011	(0.01721)	(0.17195)
Utilidad neta por acción	$ 6,090,677	9,143,576,011	$ 0.66612	$ 0.23669
Utilidad por acción diluida	$ 6,093,477	9,193,858,686	$ 0.66278	$ 0.23919

Partidas extraordinarias:

Durante 2001 y 2000, el Grupo Financiero y sus subsidiarias reconocieron en sus estados de resultados gastos netos provenientes de partidas discontinuadas o extraordinarias, como se muestra a continuación:

	2001			2000
Concepto	Utilidad Pérdida Contable	Impuesto	Neto	Neto
Reserva para reestructura	$ (617,266)	$ 216,043	$ (401,223)	$ (1,282,256)
Venta de Seguros BBV Probursa, S.A. de C.V.	173,856	-	173,856	-
Venta de Crédito Familiar, S.A. de C.V.	92,588	(22,580)	70,008	-
Total	$ (350,822)	$ 193,463	$ (157,359)	$ (1,282,256)

Mecanismo preventivo y de protección al ahorro:

Durante diciembre de 1998, el Congreso de la Unión aprobó una iniciativa de Ley mediante la cual se acuerda la extinción del FOBAPROA en forma gradual a partir del 1° de enero de 1999 y hasta junio de 1999, así como la creación del Instituto de Protección al Ahorro Bancario (IPAB), quien asumirá los activos del FOBAPROA así como las obligaciones asumidas por éste como resultado de los saneamientos bancarios.

Durante 2001 y 2000, el monto de las aportaciones al IPAB y al FOBAPROA a cargo de la Institución de Crédito, ascendieron a $1,385,916 y $1,105,244, respectivamente.

Asimismo, la citada Ley establece un período de seis meses para realizar una auditoría al FOBAPROA y, con base en los resultados de ésta, se devuelvan a las instituciones algunos de los créditos originalmente vendidos sin que esto implique la reducción de los pagarés ya formalizados, ya que en este caso se sustituirá la cartera por créditos aprobados por el IPAB. Adicionalmente, el IPAB otorgará en su caso una garantía que cubra los derechos de cobro mencionados, en las condiciones y términos que quedarán establecidos en las Reglas Generales que para estos efectos se publicarán.

A la fecha, BBVA Bancomer ha cumplido con todos los requisitos establecidos por el IPAB para la adhesión al nuevo esquema y está en espera de que éstos sean ratificados por las autoridades correspondientes.

Adicionalmente, la citada Ley extingue al Fondo de Apoyo al Mercado de Valores (FAMEVAL), por lo cual, ya no se contempla la protección a los participantes en el mercado de valores que antes existía. Sin embargo, el 9 de marzo de 1999, a través de la Asociación Mexicana de Intermediarios Bursátiles, se constituyó un fideicomiso donde Banco Nacional de México, S.A., División Fiduciaria, actúa como fiduciario y las casas de bolsa como fideicomitentes. La finalidad específica del fideicomiso es la creación de un fondo que permita a las casas de bolsa contar con una reserva financiera hasta por el monto de las aportaciones que cada casa de bolsa haya realizado.

La Ley del IPAB reforma artículos de la LMV, entre otros, mismos que se deberán aplicar para los posibles adquirentes de acciones de las casas de bolsa.

Contingencias:

Durante 2001, BBVA Bancomer identificó operaciones irregulares en una sucursal de banca patrimonial de Monterrey. Para hacer frente a las posibles contingencias relacionadas con estas operaciones, previo conocimiento de la Comisión, BBVA Bancomer constituyó una reserva por $425,435, de los cuales $163,483 fueron creados con cargo a utilidades acumuladas y $261,952 con cargo a los resultados del ejercicio, de conformidad con lo establecido en el Boletín A-7 emitido por el IMCP. La afectación a resultados de ejercicios anteriores se muestra ajustando los saldos iniciales de 1999 en el estado de variaciones en el capital contable.

Al 31 de diciembre de 2001 y 2000, existen demandas en contra de BBVA Bancomer por juicios ordinarios civiles y mercantiles, sin embargo, en opinión de sus abogados, las reclamaciones presentadas se consideran improcedentes y en caso de fallos en contra, no afectarían su situación financiera. Para tal efecto, BBVA Bancomer tiene registrada una reserva para asuntos contenciosos por $221,063.

Información por segmentos:

Las subsidiarias del Grupo Financiero participan en diversas actividades del sistema financiero, tales como operaciones de banca múltiple, intermediación en el mercado de valores, servicios financieros, operación de sociedades de inversión, administración de fondos para el retiro, etc.

Para analizar la información financiera por segmentos, a continuación se incluye un análisis de los ingresos obtenidos durante 2001 (en millones de pesos):

	Ingresos Totales por Segmentos				
	Operación Crediticia	Tesorería	Afore y SAR	Otros	Ingresos Totales Consolidados
Margen financiero ajustado por riesgos crediticios	$ 17,497	$ 737	$ -	$ 233	$ 18,467
Comisiones y tarifas, neto	7,467	-	2,322	378	10,167
Resultado por intermediación	-	1,983	-	57	2,040
Total	$ 24,964	$ 2,720	$ 2,322	$ 668	$ 30,674

Dentro de otros ingresos, se incluyen las comisiones por administración de operaciones fiduciarias y por la administración de sociedades de inversión.

No se presenta la información por segmentos correspondiente al ejercicio terminado el 31 de diciembre de 2000, ya que el estado de resultados de ese período incluye solamente los resultados consolidados de las subsidiarias de BBV-Probursa correspondientes al segundo semestre de ese año, debido a la fusión efectuada con cifras al 30 de junio de 2000. Por lo tanto, esta información no es comparable.

Después de la integración de sistemas realizada como consecuencia de la reorganización del negocio bancario, la Administración estará a corto plazo en condiciones de obtener información por segmento de negocio más detallada.

Administración de riesgos:

Conforme a los requerimientos normativos de la Comisión, relativos a la revelación de las políticas y procedimientos establecidos por las instituciones de crédito para la administración integral de riesgos, a continuación se presentan las medidas que para tal efecto ha implantado la Administración, así como la información cuantitativa correspondiente:

En cumplimiento de las "Disposiciones Prudenciales en Materia de Administración Integral de Riesgos" definida en la Circular 1423 emitida por la Comisión, se llevó a cabo mediante el reconocimiento de preceptos fundamentales para la eficiente y eficaz administración de los riesgos, evaluando los mismos en el entorno de los riesgos "cuantificables" (crédito, mercado y liquidez) y "no cuantificables" (operacionales y legales) y bajo la visión de que se satisfagan los procesos básicos de identificación, medición, monitoreo, limitación, control y divulgación. A manera de resumen, se realizó lo siguiente:

- *Participación de los Organos Sociales.*

  Establecimiento de los objetivos de exposición al riesgo y fijación de límites ligados a capital así como autorización de Manuales de Políticas y Procedimientos de Riesgo, por parte del Consejo de Administración.

  Monitoreo de la posición y observancia de los límites de riesgo a que se encuentra expuesta la Institución y vigilancia de apego a las resoluciones del Consejo de Administración por parte del Comité de Riesgos.

- *Políticas y Procedimientos.*

  Manuales de riesgos bajo contenidos estándar, incluyendo estrategia, organización, marco operativo, marco tecnológico, marco metodológico y procesos normativos.

  Manual específico para riesgos legales, conteniendo metodologías relacionadas.

  Responsabilidades de terceros definidas y delimitadas, programas de capacitación en riesgos y divulgación de normatividad.

- *Toma de Decisiones Tácticas.*

  Independencia de la Unidad de Administración Integral de Riesgos.
  Participación de la Unidad en comités operativos.
  Fijación de procesos de monitoreo, reportes diarios y mensuales.
  Estructura de límites en términos de capital económico para cada unidad de negocio y por tipo de riesgo.
  Establecimiento del proceso de autorización para nuevos productos y/o servicios que impliquen riesgo para la Institución por el Comité de Riesgos.

- *Herramientas y Analíticos.*

  Medición continua de riesgos de crédito, mercado y liquidez bajo metodologías y parámetros "consistentes".
  Indicadores de grados de diversificación (correlaciones).

Establecimiento de procesos periódicos de análisis de sensibilidad, pruebas bajo condiciones extremas y revisión y calibración de modelos.

Establecimiento de metodologías para monitoreo y control de riesgos operacionales y legales de acuerdo a estándares internacionales.

Integración de los riesgos a través de la definición de "requerimientos de capital" para absorber los mismos.

- *Información.*

Reportes periódicos para el Comité de Riesgos, el Consejo de Administración, así como para las unidades tomadoras de riesgo, Finanzas y la Alta Dirección.

- *Plataforma Tecnológica.*

Revisión integral de todos los sistemas fuente y de cálculo para las mediciones de riesgo.
Proyectos de mejora, calidad y suficiencia de datos y automatización.

- *Auditoría y Contraloría.*

Auditoría interna sobre el cumplimiento de la Circular 1423 e implantación de planes de cumplimiento por tipo y área de riesgo.

- *Programas de capacitación.*

La Institución considera que a la fecha cumple cabalmente con las disposiciones de la Circular 1423, si bien se continúa en proyectos de mejora en mediciones y limitaciones, automatización de procesos y refinamientos metodológicos.

Auditoría a la implantación de la Circular 1423 por una firma de contadores públicos independientes sin observaciones de incumplimiento.

Marco Metodológico-

El Balance General de las Instituciones de Crédito se visualiza, para efectos de riesgo, de la siguiente manera:

- *Riesgo Mercado-*

Portafolios de Operación e Inversión (inversiones en valores para negociar y disponibles para la venta, libro de reportos y operaciones con derivados relacionadas).
Balance Estructural (resto, incluyendo valores conservados a vencimiento y derivados para administración del riesgo estructural de tasas de interés).

- *Riesgo Crédito-*

Empresas y Corporativos (cartera de crédito tradicional, incluyendo PyMES, y exposiciones por inversiones en emisiones como contrapartes en instrumentos derivados).
Menudeo/Consumo (tarjetas de crédito, planes de financiamiento y cartera hipotecaria).

En cuanto al proceso para la medición de riesgos de mercado y en relación a los portafolios de operación y de inversión, la medición "diaria" del riesgo mercado se realiza mediante técnicas estadísticas de Valor en Riesgo (VaR) como la medida central. A manera de ilustración, el VaR consiste en:

(a) Definir el grado de sensibilidad en la valuación de las posiciones ante cambios en precios, tasas, tipos o índices.

(b) Estimar el cambio esperado "de forma razonable" para un horizonte de tiempo determinado de tales precios, tasas, tipos o índices, considerando en ello el grado en que los mismos se pueden "mover de forma conjunta".

(c) Reevaluar el portafolio ante tales "cambios esperados de forma conjunta" y de ello determinar la pérdida potencial "máxima" en términos de valor.

En resumen, el VaR se ha fijado bajo la visión de que no se perderá en un día de operaciones más del monto calculado en el 99% de las veces. Este nivel de confianza ha sido elevado del usado anteriormente de 97.5% como reflejo de una administración de riesgos más conservadora.

Para el riesgo estructural de mercado a tasas de interés, el balance se categoriza conforme a las duraciones de cada rubro. De ello, el mismo se "valúa" bajo condiciones actuales y se determina su sensibilidad a alzas o bajas en tasas.

Para riesgo de liquidez del balance se definieron los circuitos, informes o cuadros de mando y los planes para caso de contingencia, mismos que fueron aprobados por el Comité de Riesgos tanto para la administración de liquidez de corto plazo para la Tesorería, como para la administración del riesgo de liquidez en el balance dentro de la Unidad de Administración Integral de Riesgos.

En lo que compete a la medición de los riesgos de crédito, ésta se fundamenta en la Pérdida Esperada y la Pérdida No Esperada. La primera es un indicador del valor actual por incumplimiento de pago relacionado con la cartera de crédito en los próximos doce meses, mientras que la segunda, es un indicador de dispersión alrededor de la pérdida esperada.

Información Cuantitativa-

Portafolio de Operación e Inversión:

	VaR 1 Día (no Auditado)	
Tipo de riesgo	31 de Diciembre de 2001	Promedio Cuarto Trimestre 2000
Tasa de interés	$ 66,934	$ 59,868
Renta Variable	15,841	1,036
Tipos de cambio	1,078	21,275
Ponderado	61,067	57,913

Compromisos contraidos:

(a) La Agencia de BBVA Bancomer establecida en Londres, celebró una operación de opción de compra de UDIBONOS con el Mitsubishi Bank of Tokio (MBT) hasta por un monto equivalente a 1,220 millones de UDIS. De acuerdo con las condiciones pactadas por ambas partes, en caso de que el Gobierno Mexicano incumpla con el pago del principal o intereses y dicho incumplimiento exceda un período de 30 días, o bien se declare una moratoria con respecto al pago citado, la Institución de Crédito asume el compromiso de recomprar los títulos mencionados asumiendo consecuentemente el riesgo inherente a esta operación.

(b) En diciembre de 1996, la Institución de Crédito firmó con el IFC una "Carta Mandato", en donde el IFC otorga a la Institución de Crédito una línea de crédito hasta por 80 millones de dólares americanos, con el objeto de apoyar reestructuras financieras, inversiones en expansión y modernización de plantas, nuevos proyectos y capital de trabajo, asimismo, se deberá utilizar de la cantidad mencionada anteriormente 10 millones de dólares americanos para apoyar a los estados de Oaxaca y Chiapas.

BBVA Bancomer

México, D.F. a 28 de junio de 2002

Comisión Nacional Bancaria y de Valores
Vicepresidencia de Supervisión Bursátil
Insurgentes Sur 1971, Torre Sur, Piso 10
Col. Guadalupe Inn
01020 México, D.F.

Hacemos referencia al informe anual relativo a las acciones representativas del capital social de Grupo Financiero BBVA Bancomer, S.A. de C.V., de la Sección de Valores del Registro Nacional de Valores e Intermediarios, para manifestar a esa Comisión lo siguiente:

1. Que conocemos los alcances y responsabilidades frente al público inversionista, las autoridades competentes y demás participantes del mercado de valores, que implican el ser una sociedad con valores inscritos en la Sección de Valores del Registro Nacional de Valores e Intermediarios y que se cotizan en la Bolsa Mexicana de Valores, S.A. de C.V.

2. Que hemos revisado el informe anual de fecha 31 de diciembre de 2001, el cual fue elaborado con base en la información proporcionada por funcionarios de esta sociedad, estando de acuerdo con su contenido. Asimismo, no tenemos conocimiento de información relevante que haya sido omitida o falseada en dicho informe o de que éste contenga información que pudiera inducir a error a los inversionistas.

Atentamente

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.

Lic. José Fernando Díaz Castañares	Lic. Jaume Adam Vidal
Director General	Director General
Servicios Jurídicos.	Finanzas y Contraloría

Grupo Financiero BBVA Bancomer, S.A. de C.V.'s Report on the Application of the Código de Mejores Prácticas Corporativas (the "Code of Corporate Governance Best Practices") pursuant to Circular 11-33 issued by the Comisión Nacional Bancaria y de Valores (the "National Banking and Securities Commission"), filed on June 28, 2002. The Report addresses compliance of the issuer with the Code of Corporate Governance Best Practices, which is a set of recommendations issued by a Corporate Governance Best Practices Committee at the initiative of the *Consejo Coordinador Empresarial.* The recommendations are aimed at defining principles for the improvement of the working of the Board of Directors and the revelation of information to shareholders. The report is composed of two sections. The first section addresses the Board of Directors, specifically issues related to its functions, its structure, and certain specific functions of the Board of Directors such as evaluation and compensation, auditing, finance and planning. The second section addresses the shareholders meetings, specifically addressing issues related to information received, the agenda for meetings, and communication with the Board of Directors.

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.

APLICACION DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS, CON RELACION AL CONSEJO DE ADMINISTRACION Y A LA ASAMBLEA GENERAL DE ACCIONISTAS

I. CUESTIONARIO SOBRE GOBIERNO CORPORATIVO DEL EMISOR

CONSEJO DE ADMINISTRACION

i) Sobre las Funciones del Consejo de Administración

Las principales funciones del consejo de administración del emisor son las siguientes:

1.- Administrar y representar a la sociedad, teniendo a su cargo la conducción de los negocios sociales.

2.- Nombrar y remover consejeros delegados del propio consejo, así como al director general, funcionarios, agentes, empleados y auditores externos.

3.- Crear comités y comisiones que estime necesarios, señalándoles su estructura, jerarquía y atribuciones, otorgándoles las facultades necesarias para que las ejerzan en los negocios y lugares que el propio consejo determine.

4.- Determinar el sentido en que deban ser emitidos los votos correspondientes a las acciones propiedad de la sociedad controladora.

5.- Convocar a las asambleas ordinarias y extraordinarias.

6.- Resolver sobre la adquisición temporal de las acciones de la sociedad.

ii) Sobre la Estructura del Consejo de Administración

Estructura del Consejo de Administración al 31 de Diciembre de 2001.

Consejeros Propietarios	Consejeros Suplentes
Presidente Ricardo Guajardo Touché	Andrés Aymes Blanchet
Vicepresidente Primero José Madariaga Lomelín	Luis Robles Miaja
Vicepresidente Juan Carlos Braniff Hierro	José Fernando Calderón Rojas
Vicepresidente José Domingo de Ampuero y Osma	Francisco Javier Fernández Carbajal
Consejero Delegado Vitalino Manuel Nafría Aznar	Mario Fernández Pelaz
Alberto Bailleres González	Arturo Manuel Fernández Pérez
José Fernando Calderón Ayala	José Antonio Fernández Rivero
Emilio de Ybarra y Churruca	Bárbara Garza Lagüera de Braniff
José Antonio Fernández Carbajal	Eva Ma. Garza Lagüera de Fernández
José Guillermo Alfonso Garza Valdés	Juan Carlos Garza Garza
José Ignacio Goirigolzarri Tellaeche	Maximino José Michel González
Francisco González Rodríguez	Alberto Sánchez Palazuelos
Max Michel Suberville	Ignacio Sánchez-Asiaín Sanz
Gonzalo Terreros Ceballos	Raúl Santoro de Mattos Almeida
Pedro Luis Uriarte Santamarina	Eduardo Sitt Cherem

En Asamblea General Ordinaria de Accionistas de Grupo Financiero BBVA Bancomer que tuvo verificativo el 24 de abril de 2002, fueron ratificados como Presidente del Consejo de Administración el Señor Ricardo Guajardo Touché, como Vicepresidente Primero el Señor José Madariaga Lomelín y como Vicepresidente el Señor Juan Carlos Braniff Hierro. En esa misma Asamblea fueron designados como nuevos Consejeros Propietarios los Señores Juan Ignacio Giménez Echeverría, Manuel González Cid y José Ramón Guerediaga Mendiola, en sustitución de los Señores Emilio de Ybarra y Churruca, Pedro Luis Uriarte Santamarina y José Domingo de Ampuero y Osma. En esa misma Asamblea fueron designados Consejeros Independientes.

Organos Intermedios que auxilian al Consejo de Administración al 31 de Diciembre de 2001

En ejercicio de sus funciones, el consejo ha constituido los siguientes órganos intermedios:

COMITE EJECUTIVO, con las siguientes funciones principales:

- Resolver sobre asuntos extraordinarios y urgentes que competan al consejo de administración, que no puedan ser conocidos por ese órgano, por la necesidad inmediata de resolverlos, en la inteligencia de que la validez de estas resoluciones quedarán sujetas a condición resolutoria, consistente en que el consejo de administración las ratifique.
- Conocer de cualquier asunto que el presidente o el consejero delegado resuelvan presentar al Comité.
- Convocar a reuniones extraordinarias del consejo de administración, y
- Resolver sobre cualquier asunto que expresamente le delegue el consejo de administración.

Sus integrantes son: Ricardo Guajardo Touché, José Madariaga Lomelín, Juan Carlos Braniff Hierro, Vitalino Manuel Nafría Aznar y José Domingo de Ampuero y Osma.

COMITE DE CREDITO Y RIESGO DE MERCADO, con las siguientes facultades principales:

- Aprobar operaciones de crédito por montos superiores a 30 millones de dólares americanos.
- Aprobar las políticas y normas sobre administración del riesgo crediticio y de mercado.
- Dar seguimiento a los riesgos de crédito vigentes o vencidos.

Sus integrantes son: Ricardo Guajardo Touché, José Madariaga Lomelín, Juan Carlos Braniff Hierro, Vitalino Manuel Nafría Aznar, Andrés Aymes Blanchet y Francisco Javier Fernández Carbajal (Suplente).

COMITE DE TECNOLOGIA, REMUNERACIONES Y COMPENSACIONES DEL PERSONAL DIRECTIVO, con las siguientes funciones principales:

- Aprobar las remuneraciones ordinarias y extraordinarias del presidente, vicepresidente, consejero delegado y las personas que le reporten directamente.
- Aprobar planes de desarrollo tecnológico.
- Aquellos que le delegue expresamente el consejo de administración.

Sus integrantes son: José Ignacio Goirigolzarri Tellaeche, José Antonio Fernández Carbajal, Gonzalo Terreros Ceballos, Eduardo Angel Elizondo Lozano (Suplente) e Ignacio Sánchez-Asiaín Sanz (Suplente).

COMITE DE DESARROLLO DE NEGOCIOS ESTRATEGICOS, con la función principal de dar seguimiento a los acuerdos de alianza estratégica.

Sus integrantes son: Ricardo Guajardo Touché, José Ignacio Goirigolzarri Tellaeche, José Antonio Fernández Carbajal, Mario Fernández Pelaz, Gonzalo Terreros Ceballos, Francisco Javier Fernández Carbajal (Suplente) e Ignacio Sánchez-Asiaín Sanz (Suplente).

COMITE DE CUMPLIMIENTO NORMATIVO, AUDITORIA, CONTROL Y DISCIPLINA, con las siguientes funciones principales:

- Verificar el cumplimiento de las funciones de auditoria interna y externa, así como conocer el resultado de dichas auditorias.
- Servir como canal de comunicación entre el consejo de administración y los auditores internos, externos y, en su caso, los comisarios.
- Proponer al consejo de administración los candidatos para auditores externos, así como el alcance de su mandato.
- Recibir y revisar el reporte del auditor externo, el cual deberá contener, entre otros aspectos, recomendaciones sobre mejoras al sistema de control interno, con base en debilidades detectadas al dictaminar los estados financieros.
- Revisar con el auditor externo y/o los auditores internos los reportes que, conforme a lo establecido por la normativa de las autoridades competentes, esté obligada la institución a presentar a su consejo de administración.
- Supervisar y evaluar la independencia, calidad y efectividad de la función de auditoria interna, así como sus programas anuales.
- Recomendar al consejo de administración las bases para la preparación de la información financiera, asegurando que ésta sea útil, oportuna, confiable y que cuente con la calidad suficiente y necesaria para sustentar la adecuada toma de decisiones.
- Revisar los resultados de las inspecciones realizadas por las autoridades competentes y, en su caso, derivadas de las auditorias que dichas autoridades ordenen practicar.
- Conocer el reporte mensual que prepare el Oficial de Cumplimiento Normativo respecto del cumplimiento de su función.

Sus integrantes son: José Madariaga Lomelín (Suplente), José Antonio Fernández Carbajal, Gonzalo Terreros Ceballos, Raúl Santoro de Mattos Almeida y Eduardo Angel Elizondo Lozano (Suplente).

Sobre la Integración del Consejo de Administración		SI	NO	Comentarios
1)	¿El Consejo de Administración está integrado por un número no menor a cinco y no mayor a quince consejeros propietarios? (Principio 2)	X		
2)	¿Existen únicamente Consejeros Propietarios? (Principio 3)		X	*También existen suplentes* nombrados por la propia Asamblea. En Asamblea celebrada el 24 de abril de 2002, se designaron consejeros independientes.
3)	¿Los consejeros suplentes únicamente pueden suplir a un consejero propietario previamente establecido? (Principio 3)	X		En Asamblea del 3 de octubre de 2001, se aprobó que cada consejero suplente, sustituirá a su respectivo consejero propietario.
4)	¿En su caso el consejero propietario sugiere al Consejo la designación de la persona que será su respectivo suplente? (Principio 3)	X		Cada consejero propietario designará a su respectivo consejero suplente.
5)	¿Los consejeros independientes y patrimoniales, en conjunto, constituyen al menos el 40% del Consejo de Administración? (Principio 7)	X		
6)	¿Los consejeros independientes representan cuando menos el 20% del total de consejeros? (Principio 7)	X		Cuando menos el 25% deben ser independientes, de conformidad con la reforma a la Ley de Instituciones de Crédito, publicada en el Diario Oficial el 4 de junio de 2001. La designación de consejeros independientes se dió el 24 de abril de 2002.
7)	¿En el informe anual presentado por el Consejo de Administración se mencionan cuáles consejeros tienen la calidad de independientes y cuáles de patrimoniales? (Principio 8)		X	No se habían designado a los consejeros independientes, al momento de rendir el Informe. En Asamblea celebrada el 24 de abril de 2002, se designaron consejeros independientes.
8)	¿Se indica en el informe anual la categoría a la que pertenecen los consejeros patrimoniales? (Principio 8)		X	Idem al anterior
9)	¿En el informe anual del Consejo de Administración se indican los principales cargos de cada consejero a la fecha del informe? (Principio 9)	X		

Sobre la Estructura del Consejo de Administración		SI	NO	Comentarios
10)	¿El Consejo de Administración realiza las Funciones de Compensación y Evaluación, Auditoría y Planeación y Finanzas? (Principio 10)	X		
11)	¿Los órganos intermedios únicamente están conformados por consejeros propietarios? (Principio 12)		X	En algunos comités participan minoritariamente consejeros suplentes. Por lo menos un consejero independiente deberá participar en el Comité de Auditoría, quien deberá fungir como Presidente.

12)	¿Cada órgano intermedio se compone de 3 miembros como mínimo y 7 como máximo? (Principio 13)	X		
13)	¿Cada consejero independiente, además de cumplir con sus funciones en el Consejo, participa en al menos uno de los órganos intermedios? (Principio 16)		X	La designación de consejeros independientes se dió el 24 de abril de 2002. Por lo menos un consejero independiente deberá participar en el Comité de Auditoría.
14)	¿El órgano intermedio que se encarga de la función de Auditoría es presidido por un consejero independiente? (Principio 17)		X	

Sobre la Operación del Consejo de Administración		**SI**	**NO**	**Comentarios**
15)	¿El Consejo de Administración se reúne al menos 4 veces al año? (Principio 18)	X		
16)	¿Cuándo menos una de las reuniones del Consejo de Administración está dedicada a la definición de la estrategia de mediano y largo plazos de la sociedad? (Principio 18)	X		
17)	¿Con acuerdo de al menos el 25% de consejeros, se puede convocar a una sesión de Consejo? (Principio 19)	X		
18)	¿Los consejeros tienen acceso a toda la información relevante con cuando menos 5 días hábiles a la sesión? (Principio 20)	X		
19)	¿Existe algún mecanismo que asegure que los consejeros puedan evaluar cuestiones sobre asuntos estratégicos, aun cuando no reciban la información necesaria con cuando menos 5 días hábiles de anticipación? (Principio 20)	X		A los consejeros se les deberá proporcionar toda la información que soliciten y, por contra, ellos están obligados a absoluta confidencialidad.
20)	¿Se induce al consejero nombrado por primera vez, explicándole sus responsabilidades y la situación de la sociedad? (Principio 21)	X		

Sobre los Deberes de los Consejeros		**SI**	**NO**	**Comentarios**
21)	¿Los consejeros comunican al Presidente y al Secretario del Consejo cualquier conflicto de interés que implique se deban de abstener de votar y en efecto se abstienen de participar en la deliberación correspondiente? (Principio 22)	X		
22)	¿Los consejeros únicamente utilizan los activos o servicios de la sociedad sólo para el cumplimiento de su objeto social? (Principio 23)	X		
23)	¿En su caso, se definen políticas claras para cuando los consejeros utilicen excepcionalmente los activos de la sociedad para cuestiones personales? (Principio 23)	X		
24)	¿Los consejeros dedican tiempo a sus funciones asistiendo cuando menos al 70% de las sesiones a las que es convocado? (Principio 24)	X		Se ha tenido la experiencia de una participación superior al 70%.
25)	¿Los consejeros mantienen absoluta confidencialidad acerca de los asuntos sociales de los que tienen conocimiento a través de las sesiones a las que asisten? (Principio 25)	X		Los consejeros tienen conocimiento de la obligación de guardar confidencialidad.
26)	¿Los consejeros propietarios y los consejeros suplentes se mantienen mutuamente informados acerca de los asuntos tratados en las sesiones del consejo? (Principio 26)	X		
27)	¿Se apoya al Consejo de Administración a través de opiniones, recomendaciones y orientaciones que se deriven del análisis del desempeño de la empresa? (Principio 27)	X		

FUNCION DE COMPENSACION Y EVALUACION

iii) Sobre la Función de Evaluación y Compensación

El Consejero Delegado y los principales funcionarios de Grupo Financiero BBVA Bancomer son evaluados y compensados en base tanto a retribuciones fijas como a bonos de logro por resultados. El pago de estos bonos es proporcional al ingreso fijo y se mide aplicando los mismos criterios que al resto del personal ejecutivo del Grupo, según 3 variables: resultados globales, resultados individuales y apreciación general del desempeño. Este grupo de directivos está cubierto por el mismo plan de pensiones que el resto del personal. Asimismo, se tiene un plan de compra de opciones sobre acciones de GFBB aplicable a los directivos de origen Bancomer, el cual fue implantado en 1999 y que tiene una duración de 5 años. No se tiene contemplado por el momento extender este plan a otros directivos, ni implantar algún otro plan similar. Ver también "Comité de Tecnología, Remuneraciones y Compensaciones del Personal Directivo".

Sobre la Operación del órgano que cumple con la función de Evaluación y Compensación	SI	NO	Comentarios
28) *¿El órgano intermedio que realiza las funciones de Evaluación y Compensación revisa que las condiciones de contratación de ejecutivos de alto nivel y que los pagos probables por separación de la sociedad, se apeguen a lineamientos aprobados por el Consejo? (Principio 29).*	X		
29) ¿La estructura y las políticas utilizadas para la determinación de los paquetes de consejeros y funcionarios son reveladas? (Principio 30)	X		

FUNCION DE AUDITORIA

iv) Sobre la Función de Auditoría

La función de Auditoria es llevada a cabo a través del Comité de Cumplimiento Normativo, Auditoría, Control y Disciplina, el cual tiene las funciones anteriormente mencionadas. En cuanto al procedimiento para cumplir con dichas funciones, se deben seguir los siguientes lineamientos:

- La frecuencia de las reuniones debe ser trimestral.
- Para que una reunión del comité pueda constituirse, deben estar presentes por lo menos la mayoría de sus miembros. Las resoluciones se adoptan por mayoría de votos. El presidente tiene voto de calidad en caso de empate.
- Las reuniones del comité pueden celebrarse a través de videoconferencia ó conferencia telefónica, siempre y cuando la totalidad de sus miembros firmen los acuerdos que se adopten.
- El presidente es designado por los integrantes del comité, y el secretario del Consejo de Administración actuará como secretario del comité.

Sobre la Selección de los Auditores	SI	NO	Comentarios
30) ¿Los ingresos del auditor externo así como de cualquier otra revisión externa, provenientes de llevar a cabo la auditoría de la sociedad, representan un porcentaje igual o menor al 20% de los ingresos totales de los despachos encargados? (Principio 32)	X		La Circular 1222 de la CNBV contiene las disposiciones de carácter general sobre el desempeño de los Auditores Externos.
31) ¿La rotación del socio que dictamina a la sociedad es de al menos cada 6 años? (Principio 33)	X		Idem.
32) ¿La persona que firma el dictamen de la auditoría a los estados financieros anuales de la sociedad es distinta de aquella que actúa como Comisario? (Principio 34)	X		
33) ¿Se revela información en el Informe Anual acerca del perfil profesional del Comisario de la sociedad? (Principio 35)		X	La CNBV mediante circulares establece los requisitos que deberán cumplir los comisarios, en adición a los establecidos en la legislación mercantil.

Sobre la Información Financiera			
34) ¿La sociedad cuenta con un área de auditoría interna? (Principio 36)	X		
35) ¿El órgano intermedio que se encarga de realizar la función de Auditoría somete las políticas contables a la aprobación del Consejo? (Principio 37)		X	La contabilidad se rige por las disposiciones dictadas por la CNBV.
36) ¿El órgano intermedio que se encarga de la función de Auditoría se cerciora si la información financiera pública intermedia se elabora de acuerdo con los mismos principios, criterios y prácticas con los que se elaborarán los informes anuales? (Principio 39)	X		
Sobre los Controles Internos			
37) ¿Existe un sistema de control interno? (Principio 41)	X		
38) ¿Se someten a la aprobación del Consejo los lineamientos generales del sistema de control interno? (Principio 41)	X		
39) ¿El órgano intermedio que se encarga de la función de Auditoría evalúa y emite una opinión acerca de la efectividad del sistema de control interno? (Principio 42)	X		
40) ¿Los auditores externos validan la efectividad del sistema de control interno y emiten un reporte respecto a dichos controles? (Principio 43)	X		

Revisión del Cumplimiento con Disposiciones	SI	NO	Comentarios
41) ¿El órgano intermedio que se encarga de la función de Auditoría verifica que existan controles que permitan determinar si la sociedad cumple con las disposiciones que le son aplicables y lo reporta periódicamente al Consejo? (Principio 44)	X		
42) ¿La revisión del cumplimiento de todas las disposiciones aplicables se lleva a cabo cuando menos una vez al año? (Principio 44)	X		
43) ¿Se informa periódicamente al Consejo de Administración acerca de la situación legal de la misma? (Principio 45)	X		

FUNCION DE FINANZAS Y PLANEACION

v) Sobre la Función de Finanzas y Planeación

No hay órgano intermedio del Consejo de Administración dedicado a las funciones de Finanzas y Planeación.

Sobre la Operación del órgano intermedio que se encarga de la función de Finanzas y Planeación	SI	NO	Comentarios
44) ¿El órgano intermedio que se encarga de la función de Finanzas y Planeación emite una evaluación acerca de la viabilidad de las principales inversiones y transacciones de financiamiento de la sociedad? (Principio 47)		X	No hay órgano intermedio del Consejo de Administración dedicado a las funciones de Finanzas y Planeación.
45) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación evalúa periódicamente la posición estratégica de la sociedad de acuerdo a lo estipulado en el plan estratégico? (Principio 48)		X	Idem al anterior
46) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo vigilando la congruencia de las políticas de inversión y de financiamiento con la visión estratégica de la sociedad? (Principio 49)		X	Idem al anterior
47) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo revisando las proyecciones financieras de la sociedad asegurando su congruencia con el plan estratégico de la sociedad? (Principio 50)		X	Idem al anterior

vi) Pregunta Opcional

Si se cuenta con prácticas de gobierno corporativo adicionales a las recomendadas por el Código de Mejores Prácticas Corporativas, en esta sección se da la opción para que la emisora las dé a conocer.

Respuesta:

Por ser el emisor y sus subsidiarias empresas especialmente reguladas, se encuentran sujetas al cumplimiento de requisitos, autorizaciones, inspección y vigilancia de las autoridades.

II. CUESTIONARIO SOBRE LA ASAMBLEA GENERAL DE ACCIONISTAS

DERECHOS DE ACCIONISTAS

i) Sobre la Información y Orden del Día de la Asamblea de Accionistas		**SI**	**NO**	**Comentarios**
1)	¿Se omitió del Orden del Día de las Asambleas el punto referente a 'Asuntos Varios'? (Principio 51)	X		
2)	¿Se evitó la agrupación de asuntos relacionados con diferentes temas en un solo punto del Orden del Día? (Principio 51)	X		
3)	¿Toda la información sobre cada punto del orden del día de la Asamblea de Accionistas está disponible con 15 días de anticipación? (Principio 52)	X		
4)	¿Se facilita a los accionistas con algún formulario que contenga en detalle la información y posibles alternativas de voto sobre los asuntos del orden del día, para que puedan girar instrucciones a sus mandatarios? (Principio 53)	X		
5)	¿Dentro de la información que se entrega a los accionistas, se incluye la propuesta de integración del Consejo de Administración, acompañado de información referida al perfil profesional de los candidatos? (Principio 54)	X		

ii) Sobre la Información y Comunicación entre el Consejo de Administración y los Accionistas		**SI**	**NO**	**Comentarios**
6)	¿El Consejo de Administración incluye en su informe anual a la Asamblea aspectos relevantes de los trabajos de cada órgano intermedio y los nombres de sus integrantes? (Principio 55)		X	Se da un informe general en el que se presentan los aspectos relevantes de los órganos intermedios y solo se dan los nombres del Comité de Dirección.
7)	¿Los informes de cada órgano intermedio presentados al Consejo están a disposición de los accionistas junto con el material para la Asamblea? (Principio 55)		X	Los informes están contenidos en forma general en el informe anual que se proporciona a los accionistas.
8)	¿La sociedad cuenta con políticas, mecanismos y personas responsables para informar a los inversionistas y mantener cauces de comunicación con los accionistas e inversionistas potenciales? (Principio 56)	X		